Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

REV GROUP, INC.

TAG MERGER SUB 1 INC.

TAG MERGER SUB 2 LLC

and

TEREX CORPORATION

Dated as of October 29, 2025

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of October 29, 2025, is by and among Terex Corporation, a Delaware corporation (“Tag”), Tag Merger Sub 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Tag (“Merger Sub 1”), Tag Merger Sub 2 LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Tag (“Merger Sub 2” and together with Merger Sub 1, the “Merger Subs” and each a “Merger Sub”), and REV Group, Inc., a Delaware corporation (“Rolex”).

RECITALS

WHEREAS, Rolex and Tag desire to effect a strategic combination of their businesses;

WHEREAS, the respective Boards of Directors of Rolex and Tag deem it advisable and in the best interests of each corporation and its respective stockholders that Rolex and Tag engage in a combination of the respective businesses of Rolex and Tag in order to advance the long-term strategic business interests of each of Rolex and Tag;

WHEREAS, the Board of Directors of Rolex (the “Rolex Board”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Mergers, are fair to, and in the best interests of, Rolex and its stockholders, (b) declared this Agreement advisable, (c) approved the execution and delivery by Rolex of this Agreement, the performance by Rolex of its covenants and agreements contained herein and the consummation of the Mergers, and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, and (d) resolved to recommend that Rolex’s stockholders vote to adopt this Agreement;

WHEREAS, the Board of Directors of Tag (the “Tag Board”) has unanimously (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Mergers and the issuance of Tag Shares pursuant to the Merger (the “Tag Share Issuance”), are fair to, and in the best interests of, Tag and its stockholders, (b) declared this Agreement advisable, (c) approved the execution and delivery by Tag of this Agreement, the performance by Tag of its covenants and agreements contained herein and the consummation of the Mergers and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein, and (d) resolved to recommend that Tag’s stockholders vote to approve the Tag Share Issuance;

WHEREAS, (a) the board of directors or managing member (as applicable) of each Merger Sub has approved this Agreement and determined that this Agreement is advisable, and (b) immediately following the execution and delivery of this Agreement, Tag, as the sole stockholder or member (as applicable) of each Merger Sub, shall adopt this Agreement and approve the Mergers in accordance with the applicable provisions of the DGCL and the DLLCA (as applicable);

WHEREAS, Rolex, Tag, and Merger Sub 1 intend to effect a merger of Merger Sub 1 with and into Rolex in accordance with this Agreement and the DGCL, pursuant to which, among other things, Merger Sub 1 will cease to exist and Rolex will become a direct, wholly-owned subsidiary of Tag;

WHEREAS, immediately following the Merger, the Surviving Corporation, Tag, and Merger Sub 2 intend to effect a merger of the Surviving Corporation with and into Merger Sub 2 in accordance with this Agreement, the DGCL and the DLLCA, pursuant to which, among other things, the Surviving Corporation will cease to exist;

WHEREAS, for U.S. federal income tax purposes (and to the extent permitted by Law, U.S. state and local income tax purposes), (a) it is intended that the Mergers, taken together, constitute a single integrated transaction that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and the Treasury regulations promulgated thereunder (the “Treasury Regulations”), and (b) this Agreement is intended to constitute a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations thereunder; and

WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

DEFINED TERMS

Section 1.1        Certain Defined Terms.

(a)        As used in this Agreement, the following terms have the meaning specified in this Section 1.1.

“Affiliate” means, with respect to any Person, at the time of determination, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Direct Investment Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including all antitrust, competition and merger control Laws.

“Award Exchange Ratio” means the sum of (a) the Exchange Ratio, plus (b) the quotient of (i) the Cash Consideration, divided by (ii) the Tag Share Price, rounded to the nearest cent.

“Beneficial Owner” means, with respect to a Security, any Person who, directly or indirectly, through any contract, relationship or otherwise, has or shares (a) the power to vote, or to direct the voting of, such Security or (b) the power to dispose of, or to direct the disposition of, such Security.

“Business Day” means a day (other than a Saturday or Sunday) on which banks are open for general business in New York, New York.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Constituent Documents” means, with respect to any entity, its certificate or articles of incorporation, articles of association, bylaws, and any similar charter or other organizational documents of such entity.

“Contract” means, with respect to any Person, any agreement, indenture, loan agreement, undertaking, note or other debt instrument, contract, lease, mortgage, deed of trust, permit, license, understanding, arrangement, commitment or other obligation to which such Person or any of its subsidiaries is a party or by which any of them may be bound or to which any of their properties may be subject.

“Environmental Law” means any Law regulating or relating to the protection of human health or safety (as it relates to Releases of Hazardous Substances), natural resources or the environment, including Laws relating to wetlands, pollution, environmental contamination or the use, generation, management, handling, transport, treatment, disposal, storage, Release, threatened Release of, or exposure to, Hazardous Substances.

“Environmental Permit” means any permit, license, registration, authorization or consent of any Governmental Entity and required pursuant to applicable Environmental Laws.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party hereto or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, performance and consummation of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of stockholder approvals, the securing, obtaining and maintaining of financing and all other matters related to the transactions contemplated hereby.

“Foreign Direct Investment Law” means any Law that is designed or intended to prohibit, restrict or regulate on national security or public order grounds actions by foreigners or non-domiciled persons to acquire interests in domestic equities, securities, entities, assets, land or interests.

“Governmental Entity” means any nation or government, any foreign or domestic federal, state, county, municipal, or other political instrumentality or subdivision thereof, and any foreign or domestic regulatory authority, agency, commission, bureau, court, tribunal, arbitral body (public or private) or other governmental, quasi-governmental, regulatory or self-regulatory entity or authority, exercising governmental, executive, legislative, judicial, regulatory, administrative or taxing functions, including any court.

“Hazardous Substances” means (a) any petrochemical or petroleum distillates or by-products, radioactive materials, asbestos, urea formaldehyde foam insulation, polychlorinated biphenyls, per- and polyfluoroalkyl substances, and radon gas; or (b) any chemicals, materials or substances classified, regulated or defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “restricted hazardous materials,” “extremely hazardous substances,” “toxic substances,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and the rules and regulations promulgated thereunder, and any successor to such statute, rules, or regulations.

“Indebtedness” means, with respect to any Person, (a) all obligations of such Person for borrowed money or evidenced by a note, bond, debenture, credit agreement or other debt instrument, (b) all obligations with respect to letters of credit, bankers’ acceptances, bank guarantees, surety bonds or similar instruments (whether or not negotiable) issued for the account of such Person regardless of whether drawn upon, (c) all obligations of such Person under any interest rate or currency protection agreement or swaps, forward contracts and similar agreements, (d) all obligations of such Person for the deferred purchase price of property or services, including all seller notes and “earn-out” payment obligations, whether or not matured (but excluding accounts payable or trade payables incurred by such Person in the ordinary course of business), (e) all obligations of such Person required to be accounted for as a capital or finance lease under GAAP, (f) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any Securities of such Person or any warrants, rights or options to acquire Securities of such Person, and (g) all obligations described in clauses (a) - (f) above that such Person has guaranteed (contingent or otherwise) or that is secured by a Lien on any asset of such Person.

“Intellectual Property” means all intellectual property and industrial property rights and rights in confidential information of every kind and description throughout the world, including all U.S. and foreign (a) patents, patent applications, invention disclosures and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (b) trademarks, service marks, names, corporate names, trade names, domain names, logos, slogans, trade dress, design rights and other similar designations of source or origin, together with the goodwill symbolized by any of the foregoing, (c) copyrights and copyrightable subject matter, (d) rights in Software, (e) trade secrets and all other confidential information, ideas, know-how, inventions, proprietary processes, formulae, models and methodologies, (f) rights of publicity, privacy and rights to personal information, (g) moral rights and rights of attribution and integrity, (h) all rights in the foregoing and in other similar intangible assets, and (i) all applications and registrations for the foregoing.

“IT Assets” means all Software, systems, servers, websites, computers, hardware, firmware, middleware, networks, peripherals, data communications lines, routers, hubs, switches, and all other information technology equipment, and all associated documentation.

“Law” (and with the correlative meaning “Laws”) means any rule, law (including common law), regulation, statute, Order, ordinance, convention, directive, requirement, legally binding policy or code promulgated, issued, enacted, adopted, implemented or otherwise put into effect by any Governmental Entity, including any securities law.

“Malicious Code” means (i) any virus, malware, ransomware, Trojan horse, worm, back door, time bomb, drop dead device, spyware, trackware, or adware and (ii) any similar program, routine, instruction, device, code, contaminant, logic, or effect designed or intended to disable, disrupt, erase, harm, or otherwise impede the operation of, or enable any Person to access without authorization, or otherwise materially and adversely affect the functionality of, any IT Asset (or portion thereof).

“Material Adverse Effect” means, with respect to Rolex or Tag, any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate with all such other changes, developments, events, occurrences, effects or states of facts has or is reasonably expected to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of such Party and such Party’s Subsidiaries, taken as a whole; provided, that, none of the following shall be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a material adverse effect: any change, development, event, occurrence, effect or state of facts arising out of or resulting from (a) any change in capital market conditions generally or general economic conditions, including with respect to interest rates or currency exchange rates, (b) any change in geopolitical conditions or any outbreak or escalation of hostilities, acts of war or terrorism occurring after the date of this Agreement, (c) any hurricane, tornado, flood, earthquake or other natural or man-made disaster, or any pandemic, epidemic or disease outbreak, occurring after the date of this Agreement (or any worsening or escalation of any such conditions threatened or existing on the date of this Agreement), (d) any change in applicable Law, regulation, or GAAP (or authoritative interpretation thereof) which is proposed, approved or enacted on or after the date of this Agreement, (e) any change in general conditions in the industries in which such party and its Subsidiaries operate, (f) the failure, in and of itself, of such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes in the market price, credit rating or trading volume of such Party’s Securities after the date of this Agreement (it being understood that the underlying facts giving rise or contributing to such failure or change, either alone or in combination, may be deemed to constitute or be taken into account in determining whether there has been a Material Adverse Effect), (g) any Action relating to or arising from Agreement or the transactions contemplated hereby, and (h) the announcement and pendency of this Agreement and the transactions contemplated hereby, including any lawsuit in respect of this Agreement or the transactions contemplated hereby, the taking of any action required or expressly contemplated by the covenants contained herein (including in respect of a Specified Rolex Transaction or a Specified Tag Transaction), and any loss of or change in relationship with any customer, supplier, distributor, or other business partner, or departure of any employee or officer, of such Party or any of such Party’s Subsidiaries; provided, that the exception in this clause (h) shall not apply with respect to (1) in respect of Rolex, any representation and warranty set forth in ARTICLE IV to the extent speaking to the effect of the execution, delivery and or performance of this Agreement and the consummation of the transactions contemplated hereby (including Section 4.5) and, to the extent related to such representations and warranties, the condition set forth in Section 9.3(a), or (2) in respect of Tag, any representation and warranty set forth in ARTICLE V to the extent speaking to the effect of the execution, delivery and or performance of this Agreement and the consummation of the transactions contemplated hereby (including Section 5.5) and, to the extent related to such representations and warranties, the condition set forth in Section 9.2(a), except, in the cases of clauses (a), (b), (c), (d), and (e), to the extent that such Party and such Party’s Subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which such Party and such Party’s Subsidiaries operate (in which case the incremental disproportionate impact or impacts may be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, or is reasonably expected to be, a Material Adverse Effect).

“Open Source Software” means Software subject to any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation) or any substantially similar license, including any license approved by the Open Source Initiative and any Creative Commons License, or any other license that is commonly referred to as an “open source”, “free software”, “copyleft”, or “community source code” license.

“Order” means any order, writ, injunction (whether temporary, preliminary or permanent), temporary restraining order, judgment, decree, ruling, opinion, decision, determination, directive, award or settlement of any Governmental Entity, whether civil, criminal or administrative.

“Outbound Investment Rules” means the regulations administered and enforced together with any related public guidance issued, by the United States Treasury Department under U.S. Executive Order 14105 of August 9, 2023, or similar law or regulation; as of the date of this Agreement, and codified at 31 C.F.R. § 850.101 et seq.

“Party” means Tag or Rolex, as applicable.

“Permitted Liens” means (a) any Liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves have been established in accordance with GAAP, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) easements, rights-of-way, covenants, restrictions and other encumbrances of record as of the date of this Agreement, (e) easements, rights-of-way, covenants, restrictions and other encumbrances incurred in the ordinary course of business that do not, in any case, materially detract from the value or the use of the property subject thereto, (f) statutory landlords’ Liens and Liens granted to landlords under any lease, (g) non-exclusive licenses to Intellectual Property granted in the ordinary course of business, (h) any purchase money security interests, equipment leases or similar financing arrangements, (i) any Liens which are disclosed on the most recent balance sheet included in the Rolex Financial Statements (in the case of Liens applicable to Rolex or any of its Subsidiaries) or the most recent balance sheet included in the Tag Financial Statements (in the case of Liens applicable to Tag and its Subsidiaries), or the notes thereto, (j) deposits to secure the performance of bids, trade, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case incurred in the ordinary course of business, (k) customary rights of set off, bankers’ Liens, refunds or charge backs, under deposit agreements or applicable Law, of banks or other financial institutions (other than deposits intended as cash collateral) in the ordinary course of business, (l) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods, or (m) any Liens that are not material to Rolex and its Subsidiaries or Tag and its Subsidiaries, as applicable, taken as a whole.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or other organizational form.

“Personal Information” means any information that either directly or indirectly identifies or, alone or in combination with any other information, could reasonably be used to identify, locate, or contact a natural Person, including name, street address, telephone number, email address, identification number issued by a Governmental Entity, payment card number, bank information, customer or account number, online identifier, device identifier, IP address, browsing history, search history, or other website, application, or online activity or usage data, location data, biometric data, medical or health information, or any other information that is considered “personally identifiable information,” “nonpublic personal information,” “protected health information,” “personal information,” or “personal data” or any similar term under applicable Law.

“Privacy Laws” means all applicable Laws, Orders, and binding guidance issued by any Governmental Entity concerning the privacy, security, or Processing of Personal Information (including Laws of jurisdictions where Personal Information was collected), including, as applicable, data breach notification Laws, consumer protection Laws, Laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection Laws, data security Laws, and Laws concerning email, text, mobile, or instant message, or telephone communications.

“Processing” means any operation or set of operations performed on Personal Information, whether or not by automated means, including the collection, creation, receipt, acquisition, recording, organization, structuring, adaptation or alteration, retrieval, consultation, de-identification, re-identification, sale, sharing, alignment or combination, access, use, handling, compilation, analysis, monitoring, maintenance, retention, storage, transmission, transfer, protection, disclosure, distribution, destruction, erasure, or disposal of Personal Information.

“Registered” means issued or renewed by, registered, recorded or filed with, or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal, migration, including the moving of any Hazardous Substances through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the indoor or outdoor environment.

“Rolex Benefit Plan” means each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, phantom or other stock-based award, severance or termination pay, retention, change in control, fringe benefit, employee loan, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of 3(37) of ERISA), program, agreement (including employment agreements) or arrangement, whether or not subject to ERISA, maintained or contributed to or required to be contributed to by (i) Rolex, (ii) any Subsidiary of Rolex or (iii) any ERISA Affiliate of Rolex, for the benefit of any current or former employee, director or member of Rolex or any Subsidiary of Rolex, other than any plan, program, agreement or arrangement mandated by applicable Law with respect to which neither Rolex nor any of its Subsidiaries has any discretion as to the level of benefits.

“Rolex Credit Facility” means that certain Credit Agreement, dated as of April 13, 2021, by and among Rolex, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, as amended.

“Rolex Financial Statements” means the consolidated financial statements of Rolex and the Rolex Subsidiaries included in the Rolex Reports together, in the case of fiscal year-end statements, with reports thereon by RSM US LLP, the independent auditors of Rolex for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Rolex Intervening Event” means any material event, change, development, occurrence, effect or states of facts that (a) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the Rolex Board as of or prior to the date of this Agreement, which event, change, development, occurrence, effect or states of fact become known to or by the Rolex Board prior to the time the Rolex Requisite Vote is obtained, and (b) does not relate to or involve any Acquisition Proposal with respect to Rolex; provided, that, in no event shall (i) any event, change, occurrence or development relating to the public announcement, execution, delivery or performance of this Agreement, the identity of Tag, or the pendency of the consummation of the Mergers, or (ii) any change in the market price or trading volume of Rolex Common Stock or Tag Common Stock, any change in the credit rating of Rolex or Tag or any of their respective Indebtedness, or Rolex or Tag failing to meet, meeting or exceeding internal or published projections, forecasts, guidance or revenue or earnings prediction, or other financial or operating metric for any period be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Rolex Intervening Event (provided that, solely with respect to the foregoing clause (ii), any event, change, occurrence or development giving rise to or contributing to such change, failing to meet, meeting or exceedance may be considered and taken into account in determining whether a Rolex Intervening Event has occurred).

“Rolex IT Assets” means all IT Assets used or held for use in the operation of the business of Rolex and the Rolex Subsidiaries, including pursuant to outsourced or cloud computing arrangements.

“Rolex Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by Rolex and the Rolex Subsidiaries.

“Rolex Owned Software” means any and all Software owned, or purported to be owned, by Rolex and the Rolex Subsidiaries.

“Rolex Stock Plan” means the Amended and Restated REV Group, Inc. 2016 Omnibus Incentive Plan.

“Rolex Tax Counsel” means Davis Polk & Wardwell LLP.

“Rolex Tax Opinion” means an opinion of Rolex Tax Counsel, or, if Rolex Tax Counsel is unable or unwilling to provide such opinion, Tag Tax Counsel, dated as of the Closing Date, to the effect that (a) the Transaction will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and the Treasury Regulations and (b) Rolex and Tag each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

“Securities” means, with respect to any Person, any common stock, preferred stock, and any other equity interest or capital stock of such Person, however described and whether voting or non-voting.

“Software” means any and all (a) computer programs, systems, applications and code, including any software implementations of algorithms, models and methodologies and any source code, object code, development and design tools, applets, compilers and assemblers, (b) databases and compilations, including any and all libraries, data and collections of data whether machine readable, on paper or otherwise, (c) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (d) technology supporting, and the contents and audiovisual displays of, any internet sites, and (e) documentation, other works of authorship and media, including user manuals and training materials, relating to or embodying any of the foregoing or on which any of the foregoing is recorded.

“Subsidiary” means, with respect to a specified Person, any other Person, whether incorporated or unincorporated, of which at least a majority of the Securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such specified Person or by one or more of its respective Subsidiaries.

“Substantial Detriment” means a material adverse effect on the financial condition, properties, assets, businesses or results of operations of Rolex and its Subsidiaries and Tag and its Subsidiaries, taken as a whole.

“Tag Benefit Plan” means each employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, phantom or other stock based award, severance or termination pay, retention, change in control, fringe benefit, employee loan, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program, agreement or arrangement, and each other “employee benefit plan” (within the meaning of Section 3(3) of ERISA, including multiemployer plans within the meaning of 3(37) of ERISA), program, agreement (including employment agreements) or arrangement, whether or not subject to ERISA, maintained or contributed to or required to be contributed to by (a) Tag, (b) any Subsidiary of Tag, or (c) any ERISA Affiliate of Tag, for the benefit of any current or former employee, director or member of Tag or any Subsidiary of Tag, other than any plan, program, agreement or arrangement mandated by applicable Law with respect to which neither Tag nor any of its Subsidiaries has any discretion as to the level of benefits.

“Tag Common Stock” means the common stock, par value $0.01 per share, of Tag.

“Tag Credit Facility” means that certain Amended and Restated Credit Agreement, dated as of April 1, 2021, by and among Tag, Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent thereunder, and the other parties thereto, as amended.

“Tag Financial Statements” means the consolidated financial statements of Tag and the Tag Subsidiaries included in the Tag Reports together, in the case of year-end statements, with reports thereon by KPMG LLP, the independent auditors of Tag for the periods included therein, including in each case a consolidated balance sheet, a consolidated statement of income, a consolidated statement of stockholders’ equity and a consolidated statement of cash flows, and accompanying notes.

“Tag IT Assets” means all IT Assets used or held for use in the operation of the business of Tag and the Tag Subsidiaries, including pursuant to outsourced or cloud computing arrangements.

“Tag Intervening Event” means any material event, change, development, occurrence, effect or states of facts that (a) was not known or reasonably foreseeable, or the material consequences of which (or the magnitude thereof) were not known or reasonably foreseeable, in each case to the Tag Board as of or prior to the date of this Agreement, which event, change, development, occurrence, effect or states of fact become known to or by the Tag Board prior to the time the Tag Requisite Vote is obtained, and (b) does not relate to or involve any Acquisition Proposal with respect to Tag; provided, that, in no event shall (i) any event, change, occurrence or development relating to the public announcement, execution, delivery or performance of this Agreement, the identity of Rolex, or the pendency of the consummation of the Mergers, or (ii) any change in the market price or trading volume of Rolex Common Stock or Tag Common Stock, any change in the credit rating of Rolex or Tag or any of their respective Indebtedness, or Rolex or Tag failing to meet, meeting or exceeding internal or published projections, forecasts, guidance or revenue or earnings prediction, or other financial or operating metric for any period be deemed either alone or in combination to constitute, or be taken into account in determining whether there has been, a Tag Intervening Event (provided that, solely with respect to the foregoing clause (ii), any event, change, occurrence or development giving rise to or contributing to such change, failing to meet, meeting or exceedance may be considered and taken into account in determining whether a Tag Intervening Event has occurred).

“Tag Owned Intellectual Property” means all Intellectual Property owned, or purported be owned, by Tag and the Tag Subsidiaries.

“Tag Owned Software” means any and all Software owned, or purported to be owned, by Tag and the Tag Subsidiaries.

“Tag Shares” means shares of Tag Common Stock.

“Tag Stock Plans” means the Terex Corporation Amended and Restated 2018 Omnibus Incentive Plan and the Terex Corporation Amended and Restated Employee Stock Purchase Plan.

“Tag Share Price” means the average of the volume weighted averages of the trading prices of a Tag Share on the NYSE (as reported by Bloomberg, L.P. or, if not reported therein, in another authoritative source mutually selected by Tag and Rolex in good faith) on each of the five (5) consecutive trading days ending on (and including) the trading day that is two (2) trading days prior to the Closing Date, rounded to the nearest cent.

“Tag Tax Counsel” means Fried, Frank, Harris, Shriver & Jacobson, LLP.

“Tag Tax Opinion” means an opinion of Tag Tax Counsel, or, if Tag Tax Counsel is unable or unwilling to provide such opinion, Rolex Tax Counsel, dated as of the Closing Date, to the effect that (a) the Transaction will qualify as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and the Treasury Regulations, and (b) Rolex and Tag each will be a party to such reorganization within the meaning of Section 368(b) of the Code.

“Tax” (and with the correlative meaning “Taxes”) means any U.S. federal, state, local or foreign net income, franchise, gross income, sales, use, value added, goods and services, ad valorem, turnover, real property, personal property, gross receipts, net proceeds, license, capital stock, payroll, employment, unemployment, disability, customs duties, unclaimed property, withholding, social security (or similar), excise, severance, transfer, alternative or add-on minimum, stamp, estimated, registration, fuel, occupation, premium, environmental, excess profits, windfall profits, or other tax of any kind and similar charges, levies, imposts, duties, tariffs, licenses or other assessments, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Tax Return” means any return, report, declaration, election, estimate, information statement, claim for refund or other document (including any related or supporting information and any amendment to any of the foregoing) filed or required to be filed with respect to Taxes.

“Taxing Authority” means, with respect to any Tax, the Governmental Entity that imposes such Tax, and the agency (if any) charged with the collection of such Tax for such Governmental Entity.

“Transaction” means the Mergers.

“Willful Breach” means a breach, or a failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a breach of this Agreement.

ARTICLE II

THE MERGERS

Section 2.1        The Merger.

(a)        Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time, Merger Sub 1 shall merge with and into Rolex (the “Merger”), the separate corporate existence of Merger Sub 1 shall thereupon cease, and Rolex shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. As of immediately after the Merger, the Surviving Corporation shall be a wholly owned Subsidiary of Tag.

(b)        Subject to the terms and conditions set forth in this Agreement, at the Closing, the parties shall file, or cause to be filed, a certificate of merger relating to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL.

(c)        The Merger shall become effective at (i) the date and time on which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware as required to effect the Merger, or (ii) such other date and time as Rolex and Tag shall agree and as shall be specified in the Certificate of Merger (such time that the Merger shall become effective being the “Effective Time”).

(d)        At the Effective Time, the certificate of incorporation of Rolex shall be amended and restated to be in the form of the certificate of incorporation of Merger Sub 1 in effect immediately prior to the Effective Time (with such modifications as may be necessary so that the name of the Surviving Corporation shall be “REV Group, Inc.” and to comply with the obligations set forth in Section 7.9), and such certificate of incorporation, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation from and after the Effective Time until thereafter changed or amended as provided therein or by applicable Law (subject to compliance with the obligations set forth in Section 7.9). The bylaws of Merger Sub 1 as in effect immediately prior to the Effective Time (with such modifications as may be necessary so that the name of the Surviving Corporation shall be “REV Group, Inc.” and to comply with the obligations set forth in Section 7.9) shall be the bylaws of the Surviving Corporation from and after the Effective Time until thereafter changed or amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and applicable Law (subject to compliance with the obligations set forth in Section 7.9).

(e)        The directors of Merger Sub 1 immediately prior to the Effective Time shall be the directors of the Surviving Corporation from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(f)        The officers of Merger Sub 1 immediately prior to the Effective Time shall be the officers of the Surviving Corporation from and after the Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 2.2        The Forward Merger.

(a)        Immediately following the Effective Time and upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the Delaware Limited Liability Company Act, as amended (the “DLLCA”), at the Forward Merger Effective Time, the Surviving Corporation shall merge with and into Merger Sub 2 (the “Forward Merger” and together with the Merger, the “Mergers”), the separate corporate existence of the Surviving Corporation shall thereupon cease, and Merger Sub 2 shall be the surviving company in the Forward Merger (the “Forward Merger Surviving Company”). The Forward Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL and the DLLCA. As of immediately after the Forward Merger, the Forward Merger Surviving Company shall be a wholly owned Subsidiary of Tag.

(b)        Subject to the terms and conditions set forth in this Agreement, at the Closing, immediately after the filing of the Certificate of Merger (or such other date and time as Rolex and Tag shall agree), Merger Sub 2 shall file, or cause to be filed, a certificate of merger relating to the Forward Merger (the “Forward Merger Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as is required by and executed and acknowledged in accordance with the relevant provisions of the DGCL and the DLLCA, and shall make all other filings or recordings required under the DGCL and the DLLCA.

(c)        The Forward Merger shall become effective at (i) the date and time on which the Forward Merger Certificate of Merger is duly filed with the Secretary of State of the State of Delaware as required to effect the Forward Merger, or (ii) such other date and time as Rolex and Tag shall agree and as shall be specified in the Forward Merger Certificate of Merger (such time that the Forward Merger shall become effective being the “Forward Merger Effective Time”).

(d)        At the Forward Merger Effective Time, the certificate of formation of Merger Sub 2 shall be amended as may be necessary so that the name of the Forward Merger Surviving Company shall be “REV Group, LLC” (and to comply with the obligations set forth in Section 7.9), and such certificate of formation, as so amended shall be the certificate of formation of the Forward Merger Surviving Company from and after the Forward Merger Effective Time until thereafter changed or amended as provided therein or by applicable Law (subject to compliance with the obligations set forth in Section 7.9). The limited liability company agreement of Merger Sub 2, as in effect immediately prior to the Forward Merger Effective Time (with such modifications as may be necessary so that name of the Forward Merger Surviving Company shall be “REV Group, LLC” and to comply with the obligations set forth in Section 7.9), shall be the limited liability company agreement of the Forward Merger Surviving Company from and after the Forward Merger Effective Time until thereafter changed or amended in accordance with its terms, the certificate of formation of the Forward Merger Surviving Company and applicable Law (subject to compliance with the obligations set forth in Section 7.9).

(e)        The managers or managing member (as applicable) of Merger Sub 2 immediately prior to the Forward Merger Effective Time shall be the managers or managing member of the Forward Merger Surviving Company from and after the Forward Merger Effective Time until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

(f)        The officers of the Surviving Corporation immediately prior to the Forward Merger Effective Time shall be the officers of the Forward Merger Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 2.3        Closing. The closing of the Mergers (the “Closing”) shall take place at 8:00 a.m., New York City time, at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, the United States, on the third (3) Business Day following the date on which the last of the conditions set forth in ARTICLE IX hereof shall be satisfied, or, to the extent not prohibited by Law, waived in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent not prohibited by Law, waiver of those conditions) unless a later date, time or place is mutually agreed to by Rolex and Tag in writing (the “Closing Date”). Notwithstanding the foregoing, the Parties may complete the Closing on the Closing Date by electronic transfer of documents and signature pages to avoid the necessity of a physical Closing.

ARTICLE III

EFFECT ON CAPITAL STOCK;
EXCHANGE OF CERTIFICATES

Section 3.1        Effect of the Merger on Capital Stock.

(a)        As a result of the Merger and the transactions contemplated by Section 3.1(b) and without any action on the part of Rolex, Tag, or Merger Sub 1 or the holders of any capital stock of Rolex or Merger Sub 1, at the Effective Time:

(i)        Each share of common stock, par value $0.01 per share, of Merger Sub 1 (the “Merger Sub 1 Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid, and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(ii)       Each share of common stock, par value $0.001 per share, of Rolex (the “Rolex Common Stock”) issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by Rolex or its Subsidiaries and each share of Rolex Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Tag, Merger Sub 1, Merger Sub 2 or any of their respective Subsidiaries shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iii)      Subject to Section 3.5, each share of Rolex Common Stock issued and outstanding immediately prior to the Effective Time (other than (x) shares of Rolex Common Stock to be canceled in accordance with Section 3.1(a)(ii), (y) Dissenting Shares, and (z) Rolex Restricted Share Awards) shall be converted into the right to receive from Tag: (A) 0.9809 (the ratio of such number to 1, the “Exchange Ratio”) validly issued, fully paid and nonassessable Tag Shares (the “Stock Consideration”), and (B) $8.71 in cash without interest (the “Cash Consideration”; the Cash Consideration, together with the Stock Consideration and any cash paid in lieu of fractional shares pursuant to Section 3.5, the “Merger Consideration”). All shares of Rolex Common Stock converted pursuant to this Section 3.1(a)(iii), when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any such shares of Rolex Common Stock, and each holder of any such share of Rolex Common Stock which immediately prior to the Effective Time was registered on the stock transfer books of Rolex in uncertificated form, shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any dividends or other distributions to which holders become entitled upon the surrender of such shares of Rolex Common Stock in accordance with Section 3.2(e), without interest.

(b)        If, between the date of this Agreement and the Effective Time, the number of outstanding shares of Rolex Common Stock or the outstanding Tag Shares shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be appropriately and proportionately adjusted, without duplication, to provide to the holders of Rolex Common Stock the same economic effect as contemplated by this Agreement prior to such event.

Section 3.2        Exchange and Payment.

(a)        Prior to the Effective Time, Tag shall enter into an agreement (in a form reasonably acceptable to Rolex) with Tag’s transfer agent or such other bank or trust company selected by Tag and reasonably acceptable to Rolex to act as an exchange agent (the “Exchange Agent”) for the purpose of delivering the Merger Consideration payable in respect of shares of Rolex Common Stock converted into Merger Consideration pursuant to Section 3.1(a)(iii). Prior to the Effective Time, Tag shall deposit (or cause to be deposited) with the Exchange Agent (i) cash in an amount sufficient to deliver the aggregate Cash Consideration in respect of shares of Rolex Common Stock pursuant to Section 3.1(a)(iii), (ii) the aggregate Fractional Share Cash Consideration deliverable in the Merger to holders of shares of Rolex Common Stock, and (iii) evidence of Tag Shares in book-entry form representing the number of Tag Shares sufficient to deliver the aggregate Stock Consideration payable in the Merger to holders of shares of Rolex Common Stock (such cash and book-entry shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to deliver the payments in respect of shares of Rolex Common Stock converted into Merger Consideration pursuant to Section 3.1(a)(iii), except as provided in this Agreement (including payment of the portion of the Merger Consideration constituting Fractional Share Cash Consideration). Tag shall pay, or cause to be paid, all charges and expenses of the Exchange Agent incurred by it in connection with the exchange of shares of Rolex Common Stock for the Merger Consideration.

(b)        Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding shares of Rolex Common Stock that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 3.1(a)(iii), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(iii). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each share of Rolex Common Stock formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled and the Tag Shares issued in connection with the foregoing shall be in non-certificated book-entry form. Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record immediately prior to the Effective Time of uncertificated shares of Rolex Common Stock represented by book entry (“Book-Entry Shares”) customary instructions for use in effecting the surrender of Book-Entry Shares in exchange for the Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(iii). Upon receipt by the Exchange Agent of an “agent’s message” in customary form, and such other evidence of surrender, if any, as the Exchange Agent may reasonably request in respect of Book-Entry Shares, the holder thereof shall be entitled to receive in exchange therefore the Merger Consideration payable with respect thereto pursuant to Section 3.1(a)(iii) with respect to each share of Rolex Common Stock formerly represented by such Book-Entry Shares (subject to deduction for any required withholding Tax) and the Tag Shares issued in connection with the foregoing shall be in non-certificated book-entry form. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)        If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Tag that such Tax either has been paid or is not applicable.

(d)        Until surrendered as contemplated by this Section 3.2, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only cash in the amount equal to aggregate Cash Consideration that such holder has the right to receive pursuant to Section 3.1(a)(iii), book-entry Tag Shares representing the aggregate Stock Consideration that such holder has the right to receive pursuant to Section 3.1(a)(iii), cash in lieu of any fractional Tag Shares such holder is entitled to receive pursuant to Section 3.1(a)(iii) and Section 3.5, and any dividends or other distributions such holder is entitled to receive pursuant to Section 3.2(e) below, in each case, in respect of shares of Rolex Common Stock theretofore represented by such Certificate or Book-Entry Shares, as applicable, without interest thereon.

(e)        No dividends or other distributions declared or made with respect to Tag Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the Tag Shares that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional Tag Shares shall be paid to any such holder, in each case until the holder of such Certificate or Book Entry Share shall have surrendered such Certificate or Book Entry Share in accordance with this ARTICLE III. Subject to escheat or other applicable Law, following the surrender of any Certificate or Book Entry Share, there shall be paid to the holder of the Certificate or Book-Entry Share representing Tag Shares issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such number of whole Tag Shares that such holder has the right to receive pursuant to Section 3.1(a)(iii), and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such number of whole Tag Shares that such holder has the right to receive pursuant to Section 3.1(a)(iii).

(f)        The Merger Consideration and any dividends or other distributions payable pursuant to Section 3.2(e) paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Rolex Common Stock formerly represented by such Certificates or Book-Entry Shares. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of Rolex other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive upon the surrender of such Certificate or Book-Entry Share in accordance with Section 3.2(e), without interest, and (ii) the stock transfer books of Rolex shall be closed with respect to all shares of Rolex Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Rolex Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Rolex Common Stock are presented to the Surviving Corporation, Tag or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be canceled and exchanged as provided in this ARTICLE III, subject to applicable Law in the case of Dissenting Shares.

(g)        Any cash included in the Exchange Fund may only be invested in accordance with the exchange agent agreement. If, for any reason (including investment losses), the cash included in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder (but subject to Section 3.7), Tag shall promptly deposit (or cause to be deposited) cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation.

(h)        At any time following the date that is 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) or Tag Shares which have been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Tag and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 3.2(e)) payable upon due surrender of their Certificate or Book-Entry Shares. Notwithstanding the foregoing, neither the Surviving Corporation nor Tag shall be liable to any holder of shares of Rolex Common Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of shares of Rolex Common Stock two years after the Effective Time, or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation (or, at the option of Tag, Tag) free and clear of any claims or interest of any Person previously entitled thereto.

(i)        If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Tag or the Exchange Agent, the posting by such Person of a bond in such amount as Tag or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 3.2(h), Tag) shall deliver, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

(j)        Any portion of the Merger Consideration made available to the Exchange Agent in respect of any Dissenting Shares shall be returned to Tag, upon demand.

Section 3.3        Effect of the Merger on Rolex Stock Awards.

(a)        Each award of restricted Rolex Common Stock granted under a Rolex Stock Plan that is outstanding immediately prior to the Effective Time (any such award, a “Rolex Restricted Share Award”), including any such Rolex Restricted Share Award that was granted on or after the date of this Agreement (any such award, an “Interim RSA Award”), shall, automatically and without any action on the part of the holder thereof, be assumed and converted, at the Effective Time, into (i) an award of restricted Tag Shares (a “Tag Restricted Share Award”), relating to a number of Tag Shares equal to the product, rounded down to the nearest whole number of shares, of (A) the number of shares of Rolex Common Stock subject to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time, multiplied by (B) the Exchange Ratio, and (ii) an amount in restricted cash equal to the product of (A) the Cash Consideration, multiplied by (B) the number of shares of Rolex Common Stock subject to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time (the “RSA Restricted Cash Payment”). Each Tag Restricted Share Award shall be subject to substantially the same terms and conditions that applied to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time (including vesting, accelerated vesting features, voting rights, the right to receive dividends, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution). Each RSA Restricted Cash Payment shall be subject to generally the same terms and conditions as those that applied to the corresponding Rolex Restricted Share Award immediately prior to the Effective Time (including vesting schedule, accelerated vesting features, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution), except (i) the RSA Restricted Cash Payment shall be divided into vesting tranches with the approximate cash value of each tranche based on the number of shares of Rolex Common Stock subject to the corresponding vesting tranche of the applicable Rolex Restricted Share Award, (ii) each vesting tranche of the RSA Restricted Cash Payment that vests shall be paid by Tag or its applicable Affiliate on the next administratively practicable payroll date of Tag or its applicable Affiliate occurring after the vesting date (but, in no event, more than thirty (30) days after such vesting date), and (iii) the holder thereof shall not have voting rights or the right to receive dividends or dividend equivalents in respect to the RSA Restricted Cash Payment. All Rolex Restricted Share Awards assumed and converted pursuant to this Section 3.3(a), when so assumed and converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any such Rolex Restricted Share Award, and each holder of any Rolex Restricted Share Award which immediately prior to the Effective Time were registered on the stock transfer books of Rolex in uncertificated form, shall cease to have any rights with respect thereto, except the right to receive a Tag Restricted Share Award and a RSA Restricted Cash Payment, subject to the terms and conditions of this Section 3.3(a).

(b)        Each award of restricted stock units (“RSUs”) granted under the Rolex Stock Plan, including awards subject to time- and/or performance-based vesting conditions, and relating to shares of Rolex Common Stock (any such award, a “Rolex RSU Award” and together with the Rolex Restricted Share Awards, the “Rolex Stock Awards”) that is outstanding immediately prior to the Effective Time, including any such Rolex RSU Award granted on or after the date of this Agreement (any such award, an “Interim RSU Award” and, together with any Interim RSA Awards, each an “Interim Award”), shall, automatically and without any action on the part of the holder thereof, be assumed and converted, at the Effective Time, into (i) an award of RSUs relating to Tag Shares (any such award, a “Tag RSU Award” and together with the Tag Restricted Share Awards, the “Tag Stock Awards”), relating to a number of Tag Shares equal to the product, rounded down to the nearest whole number of shares, of (A) the number of shares of Rolex Common Stock subject to the corresponding Rolex RSU Award immediately prior to the Effective Time (with such number of shares of Rolex Common Stock related to any performance-based Rolex RSU Award being determined based on the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter), multiplied by (B) the Award Exchange Ratio, and (ii) an amount in restricted cash equal the amount of any dividend equivalents that are accrued, but unpaid, as of immediately prior to the Effective Time with respect to the corresponding Rolex RSU Award (the “RSU Restricted Cash Payment”). Each Tag RSU Award shall be subject to substantially the same terms and conditions that applied to the corresponding Rolex RSU Award immediately prior to the Effective Time (including time-based vesting schedule, distribution timing, the right to receive dividend equivalents, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution but excluding any performance-based vesting criteria). Each RSU Restricted Cash Payment shall be subject to generally the same terms and conditions as those that applied to the corresponding Rolex RSU Award immediately prior to the Effective Time (including time-based vesting schedule, accelerated vesting features, transfer restrictions, forfeiture upon breach of restrictive covenants, and dispute resolution but excluding any performance-based vesting criteria), except (i) the RSU Restricted Cash Payment shall be divided into vesting tranches (or, in the case of an RSU Restricted Cash Payment in respect of a Rolex RSU Award subject to performance-based vesting conditions, vesting tranches that vest on the final day of the corresponding one-year performance period under the Rolex RSU Award, subject to the holder’s continuous service to Tag or any of its Affiliates through such vesting date) with the approximate cash value of each tranche based on the proportionate number of shares of Rolex Common Stock subject to the corresponding vesting tranche of the applicable Rolex RSU Award (with such number of shares of Rolex Common Stock related to any performance-based Rolex RSU Award being determined based on the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter), (ii) each vesting tranche of the RSU Restricted Cash Payment that vests shall be paid by Tag or its applicable Affiliate in accordance with the provisions addressing the timing of share delivery in settlement of the corresponding Rolex RSU Award, and (iii) the holder thereof shall not have the right to receive dividend equivalents in respect to the RSU Restricted Cash Payment. All Rolex RSU Awards assumed and converted pursuant to this Section 3.3(b), when so assumed and converted, shall no longer be outstanding and shall automatically be canceled and the holder thereof shall cease to have any rights with respect thereto, except the right to receive a Tag RSU Award and a RSU Restricted Cash Payment, subject to the terms and conditions of this Section 3.3(b).

(c)        Tag shall have on file a Registration Statement on Form S-8 (or any successor form) prior to the Effective Time with enough Tag Shares registered thereon to cover the issuance of the Tag Shares subject to the Tag Stock Awards and shall use its reasonable best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Tag Stock Awards remain outstanding.

(d)        Prior to the Effective Time, Rolex and Tag shall take all necessary actions to give effect to the transactions contemplated by this Section 3.3.

Section 3.4        Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Rolex Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Rolex Common Stock cancelled in accordance with Section 3.1(a)(ii)) that are held by any holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such share of Rolex Common Stock of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with Section 3.1(a)(iii). At the Effective Time, all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that, immediately prior to the Effective Time, represented any such Dissenting Shares, and each holder of any such Dissenting Shares which immediately prior to the Effective Time was registered on the stock transfer books of Rolex in uncertificated form, shall cease to have any rights with respect thereto, except the rights under Section 262 of the DGCL. Rolex shall serve prompt notice to Tag of any demands received by Rolex for appraisal of any shares of Rolex Common Stock, and Tag and Rolex shall jointly direct all negotiations and proceedings with respect to such demands. Rolex shall not, without the prior consent of Tag, make any payment with respect to, or compromise or settle (or offer to settle or compromise), any such demands.

Section 3.5        Fractional Shares. No certificate or scrip representing fractional Tag Shares shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or any other provision of this ARTICLE III, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Tag. Notwithstanding anything in this Agreement to the contrary, each holder of shares of Rolex Common Stock converted pursuant to the Merger who would hold a fraction of a Tag Share (or holder of other equity interests of Rolex who would otherwise have been entitled to receive a fraction of a Tag Share pursuant to the provisions of this ARTICLE III) (after aggregating all shares of Rolex Common Stock represented by the Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash, without interest, in an amount (rounded to the nearest cent) equal to the product of (a) such fraction of a Tag Share, multiplied by (b) the Tag Share Price (the “Fractional Share Cash Consideration”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional Tag Share that would otherwise have been deliverable as part of the Merger Consideration.

Section 3.6        Effect of the Forward Merger on Capital Stock. As a result of the Forward Merger without any action on the part of Rolex, Tag, the Surviving Corporation or Merger Sub 2 or the holders of any capital stock of the Surviving Corporation or limited liability company interests of Merger Sub 2, at the Forward Merger Effective Time, (i) each limited liability company interest of Merger Sub 2 issued and outstanding immediately prior to the Forward Merger Effective Time shall remain outstanding as a limited liability company interest of the Forward Merger Surviving Company, and (ii) each share of capital stock of the Surviving Corporation shall be cancelled and shall cease to exist, and no securities or other consideration shall be delivered in exchange therefor.

Section 3.7        Withholding. Notwithstanding any provision contained herein to the contrary, each of Tag, the Surviving Corporation, the Exchange Agent and any other withholding agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement (including, for the avoidance of doubt, the Stock Consideration) such amounts as Tag, the Surviving Corporation, the Exchange Agent or other withholding agent are required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable federal, state, local or non-U.S. Tax Law. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority by Tag, the Surviving Corporation, the Exchange Agent or other withholding agent, as applicable, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of whom such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ROLEX

Except as set forth in the disclosure letter dated as of the date hereof, delivered to Tag by Rolex on or prior to entering into this Agreement (the “Rolex Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Rolex Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure) and except as disclosed in any report, schedule, form, statement or other document of Rolex filed with or furnished to the SEC at least two (2) Business Days prior to the date hereof and on or after December 31, 2023 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “Rolex Reports”) (other than disclosures in the “Risk Factors” or “Cautionary Statement About Forward-Looking Statements” sections of any Rolex Report or any other disclosure in any Rolex Report to the extent that such disclosure is similarly predictive or forward-looking in nature) (provided, that notwithstanding the foregoing, in no event shall any disclosure in the Rolex Reports qualify or limit the representations and warranties in Section 4.1 (Organization), Section 4.2 (Capitalization), Section 4.4 (Corporate Authority), Section 4.13 (Taxes), Section 4.21 (Takeover Statutes), Section 4.22 (Requisite Vote), Section 4.24 (Opinion of Financial Advisor), or Section 4.25 (Brokers)), Rolex represents and warrants to Tag and each Merger Sub as follows:

Section 4.1        Organization. Rolex is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of Rolex (the “Rolex Subsidiaries”) are entities duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Rolex, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement. Each of Rolex and the Rolex Subsidiaries have all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Rolex, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

Section 4.2        Capitalization.

(a)        The authorized stock of Rolex consists of 700,000,000 shares, of which (i) 605,000,000 shares have been classified as Rolex Common Stock, and (ii) 95,000,000 shares have been classified as preferred stock, par value $0.001 per share (the “Rolex Preferred Stock”). At the close of business on October 27, 2025: (i) 48,806,145 shares of Rolex Common Stock were issued and outstanding (of which 300,898 shares of Rolex Common stock were subject to Rolex Restricted Share Awards), (ii) 874,482 shares of Rolex Common Stock were subject to Rolex RSU Awards assuming, as applicable, performance goals are achieved at the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter, (iii) no shares of Rolex Preferred Stock were issued and outstanding, and (iv) 2,489,976 shares of Rolex Common Stock were reserved for issuance pursuant to the Rolex Stock Plan.  Since October 27, 2025 through the date of this Agreement, no shares of capital stock or other equity interests in Rolex have been issued, purchased or redeemed other than issuances of Rolex Common Stock pursuant to the settlement of Rolex Stock Awards outstanding as of October 27, 2025 in accordance with the terms thereof.

(b)        No Rolex Stock Awards have been granted since October 27 through the date of this Agreement. Section 4.2(b) of the Rolex Disclosure Letter sets forth a true and complete list of all Rolex Stock Awards outstanding as of October 27, 2025, setting forth the number of shares of Rolex Common Stock subject to each award (assuming, as applicable, performance goals are achieved at the forecasted level of performance set forth on Section 3.3(b) of the Rolex Disclosure Letter), the grant date and vesting schedule with respect to each award. Except as forth in Section 4.2(b) of the Rolex Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Rolex to issue or sell any shares of capital stock or other equity interests of Rolex or the Rolex Subsidiaries or any Securities of Rolex or the Rolex Subsidiaries or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Securities of Rolex or the Rolex Subsidiaries, and no Securities of Rolex or the Rolex Subsidiaries or obligations evidencing such rights are authorized, issued or outstanding.

(c)        All outstanding Securities of Rolex are, and all such Securities of Rolex that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable.

Section 4.3        Subsidiaries. Section 4.3 of the Rolex Disclosure Letter sets forth a list of each Rolex Subsidiary. Rolex is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Rolex Subsidiary, in each case free and clear of any lien, pledge, security interest, claim or other encumbrance (“Lien”) (other than Permitted Liens and Liens in favor of the secured parties under the Rolex Credit Facility), including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of such Securities. All of such Securities so owned by Rolex have been duly authorized, validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights). Except for the direct or indirect ownership of the Rolex Subsidiaries listed on Section 4.3 of the Rolex Disclosure Letter, Rolex does not own any Securities, or any Securities, obligations, rights, warrants or options convertible into or exercisable for any Securities, of another Person.

Section 4.4        Corporate Authority. Rolex has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby, subject only, in the case of the Merger, to the approval and adoption of this Agreement and the Merger by a vote of the holders of a majority of the outstanding shares of Rolex Common Stock entitled to vote thereon (the “Rolex Requisite Vote”). This Agreement has been duly executed and delivered by Rolex and (assuming due authorization, execution and delivery by Tag and each Merger Sub) is a valid and binding agreement of Rolex enforceable against Rolex in accordance with its terms, subject, as to enforcement, to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”). At a meeting duly called and held, the Rolex Board has unanimously adopted resolutions: (a) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Merger; (b) directing that this Agreement be submitted to Rolex’s stockholders at a stockholders’ meeting for their adoption and approval; and (c) recommending that the holders of Rolex Common Stock adopt and approve this Agreement and the transactions contemplated by this Agreement and the transactions contemplated hereby, including the Merger. Except as permitted by Section 7.2, the Rolex Board has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 4.5        No Conflicts. Neither the execution and delivery by Rolex of this Agreement, the compliance by it with all of the provisions of and the performance by it of its obligations under this Agreement, nor the consummation by Rolex of the Merger and the other transactions contemplated hereby, (a) will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Rolex or any Rolex Subsidiary (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract to which Rolex or any Rolex Subsidiary is a party or by which any of them may be bound or to which any Rolex Real Property or any of their other assets may be subject or any Rolex Permit, or result in any acceleration of any obligations of any party under any such Contract or Rolex Permit, or (b) will result in any breach or violation of, or a default under, (i) the provisions of the Constituent Documents of Rolex or any Rolex Subsidiaries, or (ii) any Law applicable to Rolex or any Rolex Subsidiaries, except, in each of clauses (a) and (b)(ii), such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, (A) have not had and are not reasonably expected to have a Material Adverse Effect on Rolex, and (B) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

Section 4.6        Governmental Approvals and Consents. Other than (a) the filings and/or notices under the HSR Act, (b) the approvals and consents to be obtained from the SEC with respect to the Joint Proxy Statement/Prospectus and the Form S-4, (c) the filing of the Certificate of Merger, (d) as required in order to comply with state or other local securities, takeover and “blue sky” laws, and (e)  such other authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, (i) are not reasonably expected to have a Material Adverse Effect on Rolex, and (ii) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement, no authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Rolex or any Rolex Subsidiary with, or obtained by Rolex or any Rolex Subsidiary from, any Governmental Entity in connection with the execution and delivery by Rolex of this Agreement, the performance by Rolex of its obligations hereunder and the consummation by Rolex of the Merger and the other transactions contemplated hereby.

Section 4.7        Reports; Financial Statements.

(a)        Rolex has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since October 31, 2023. As of its respective date, or, if amended, as of the date of the last such amendment, each of the Rolex Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (the “Sarbanes-Oxley Act”) and other Laws applicable to such Rolex Reports, and none of the Rolex Reports when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The Rolex Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The consolidated balance sheets (including the related notes) included in the Rolex Financial Statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the financial position of Rolex and the Rolex Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Rolex Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the results of operations, shareholders’ equity and cash flows of Rolex and the Rolex Subsidiaries for the respective periods indicated (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, for normal year-end audit adjustments that are not, individually or in the aggregate, material, and for the absence of footnotes, if applicable).

(c)        Rolex maintains disclosure controls and procedures substantially as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Rolex in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis to Rolex’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Rolex required under the Exchange Act with respect to such filings. Rolex maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. From October 31, 2023 through the date of this Agreement, neither Rolex, nor to the knowledge of Rolex, any of Rolex’s auditors and the audit committee of the Rolex Board has identified or been made aware of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Rolex’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves Rolex’s management or other employees who have a significant role in the preparation of Rolex’s financial statements or internal control over financial reporting.

(d)        As of the date of this Agreement, to the knowledge of Rolex, there are no outstanding or unresolved comments in any comment letter from the staff of the SEC relating to the Rolex Reports. None of the Rolex Reports filed on or prior to the date of this Agreement is, to the knowledge of Rolex, subject to ongoing SEC review or investigation.

(e)        Neither Rolex nor any Rolex Subsidiary is a party to, or has any contract or agreement to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar contract or agreement (including any contract or agreement relating to any transaction or relationship between or among Rolex or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) where the purpose of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, Rolex in Rolex’s published financial statements or any Rolex Report.

Section 4.8        Absence of Undisclosed Liabilities. Rolex and the Rolex Subsidiaries do not have any liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required by GAAP to be reflected on the consolidated balance sheet of Rolex and the Rolex Subsidiaries, except for liabilities and obligations (a) reflected on or reserved against in the Rolex Financial Statements, (b) incurred in connection with this Agreement or in the transactions contemplated by this Agreement, (c) incurred in the ordinary course of business or (d) that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Rolex.

Section 4.9        Information in Public Filings. None of the information supplied or to be supplied by Rolex expressly for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement/Prospectus will, on the date the Joint Proxy Statement/Prospectus is first mailed to holders of Rolex Common Stock or at the time the Joint Proxy Statement/Prospectus is filed with the SEC or on the date of the Rolex Stockholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.

Section 4.10        Absence of Certain Changes.

(a)        From January 1, 2025 to the date of this Agreement, except as specifically contemplated or required by this Agreement, Rolex and the Rolex Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course and in a manner consistent with past practice in all material respects.

(b)        Since January 1, 2025 to the date of this Agreement, there has not been any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Rolex.

Section 4.11        Litigation. There is no suit, litigation, action, arbitration, proceeding, claim, governmental investigation (including subpoenas, investigative demands and requests for documents and information, formal, informal or preliminary, from any Governmental Entity), prosecution, indictment or criminal charge (whether at law or in equity), before or by any Governmental Entity (collectively, “Action”), pending, or to the knowledge of Rolex, threatened against Rolex or any Rolex Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Rolex. There is no Order or settlement agreement outstanding against Rolex or any Rolex Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Rolex. As of the date hereof, there is no Action pending or, to the knowledge of Rolex, threatened, or Order or settlement agreement against Rolex or any of its Affiliates (a) which challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or would reasonably be expected to have such effect, or (b) in connection with any Antitrust Law or consumer protection Law, other than the Actions listed in Section 4.11 of the Rolex Disclosure Letter.

Section 4.12        Compliance with Laws.

(a)        Rolex and the Rolex Subsidiaries hold all permits, licenses, variances, exemptions, Orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for the lawful conduct of their respective businesses or ownership of their respective properties and assets (the “Rolex Permits”), except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Rolex. Each of Rolex and the Rolex Subsidiaries is in compliance with the terms of the Rolex Permits, except where the failure to comply with such Rolex Permits, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex.

(b)        The businesses of Rolex and the Rolex Subsidiaries are conducted in compliance with all Laws and Orders, except where the failure to comply with such Laws, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Rolex. Each of Rolex and the Rolex Subsidiaries is in compliance in all material respects with its Constituent Documents. Since January 1, 2023, none of Rolex or any Rolex Subsidiary has received from a Governmental Entity any written notice or written communication of any noncompliance in any material respect with any Laws or Orders, except where the receipt of such notice or communication, individually or in the aggregate, has not, and would not reasonably be expected to have, a Material Adverse Effect on Rolex.

(c)        Since January 1, 2023, Rolex has complied in all material respects with the provisions of the Sarbanes-Oxley Act.

Section 4.13        Taxes.

(a)        Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Rolex, (i) Rolex and each Rolex Subsidiary has (x) duly and timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authorities all Tax Returns required to be filed by it in respect of any Taxes, and such Tax Returns were true, correct and complete in all respects, (y) paid all Taxes (whether or not shown on any Tax Return) due and owing by it, other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Rolex Financial Statements, and (z) complied with all applicable Tax Laws with respect to the withholding of Taxes; (ii) neither Rolex nor any Rolex Subsidiary has any extension or waiver of the limitation period applicable to the payment or collection of Taxes, or any extension of time within which to file any Tax Return, currently in effect; (iii) there are no Liens for Taxes upon any property or assets of Rolex or any Rolex Subsidiary other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Rolex Financial Statements; (iv) there are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending with respect to Rolex or any Rolex Subsidiary; (v) no deficiency, dispute or claim relating to any Tax has been proposed, asserted or assessed by any Taxing Authority in writing against Rolex or any Rolex Subsidiary, except for deficiencies, disputes or claims which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Rolex Financial Statements; (vi) neither Rolex nor any Rolex Subsidiary is party to any tax sharing agreements, tax indemnity agreements or other similar agreements (other than such an agreement or arrangement exclusively between or among Rolex and the Rolex Subsidiaries and other than agreements entered into by Rolex or any Rolex Subsidiary in the ordinary course of its business, the primary purpose of which does not relate to Taxes); (vii) neither Rolex nor any Rolex Subsidiary has any liability for the Taxes of any Person (other than Rolex or a Rolex Subsidiary) as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or non-U.S. law (other than a group the common parent of which is or was Rolex or any Rolex Subsidiary); and (viii) neither Rolex nor any Rolex Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method by Rolex or any Rolex Subsidiary prior to the Closing, (2) closing or similar agreement with any Taxing Authority executed prior to the Closing, (3) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) that occurred or arose prior to the Closing, (4) installment sale or open transaction disposition made prior to the Closing, (5) deferred revenue or prepaid amount received prior to the Closing outside the ordinary course of business, or (6) any election under Section 965(h) of the Code.

(b)        Neither Rolex nor any Rolex Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), and neither Rolex nor any Rolex Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring during the two (2)-year period ending on the date hereof.

(c)        None of Rolex, its Subsidiaries nor any of their respective Affiliates has taken or agreed to take any action, and will not take any action, and has no knowledge of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede the Transaction from qualifying, or cause the Transaction to fail to qualify, for the Intended Tax Treatment.

Section 4.14        Employee Benefit Plans and Related Matters.

(a)        Section 4.14(a) of the Rolex Disclosure Letter sets forth a true and complete list of each material Rolex Benefit Plan. Neither Rolex nor any Rolex Subsidiary has any contract, plan or commitment to adopt or sponsor any material Rolex Benefit Plan.

(b)        As applicable with respect to each of the material Rolex Benefit Plans, Rolex has made available to Tag (or the following are otherwise included in the Rolex Reports) true and complete copies of: (i) the applicable plan document, including all material amendments thereto, or (ii) a summary of the material terms of such Rolex Benefit Plan.

(c)        Each Rolex Benefit Plan has been operated and administered in all respects in accordance with its terms, all applicable Laws and the terms of any applicable collective bargaining agreement; and there are no pending or, to the knowledge of Rolex, threatened actions, suits, audits, proceedings or claims by or on behalf of any of the Rolex Benefit Plans, by any employee or beneficiary covered under any Rolex Benefit Plan or otherwise involving any Rolex Benefit Plan (other than routine claims for benefits), in each case, except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Rolex. In respect of each Rolex Benefit Plan, no event has occurred and, to the knowledge of Rolex, no condition exists that would subject Rolex or any Rolex Subsidiary to any Tax, Lien, fine, penalty or other liability imposed by applicable Law, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Rolex.

(d)        None of Rolex, any Rolex Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)        No Rolex Benefit Plan provides health or welfare benefits (whether or not insured), with respect to current or former employees or directors of Rolex or any Rolex Subsidiary or other Persons beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) benefits the full costs of which are borne by the current or former employee or director or other Person, or (iii) as required under any Rolex Benefit Plan that provides long-term disability benefits that have been fully provided for by insurance thereunder.

(f)        Neither the negotiation or the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will (i) entitle any current or former director, officer, employee or independent contractor of Rolex or any Rolex Subsidiary to any material compensation or benefit, or any material increase thereof, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit, under any Rolex Benefit Plan, or (iii) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). There is no agreement, plan or other arrangement to which Rolex or any Rolex Subsidiary is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code or pursuant to any other applicable Law.

(g)        With respect to each Rolex Benefit Plan, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex: (i) all employer and employee contributions to each Rolex Benefit Plan required by Law or by the terms of such Rolex Benefit Plan to have been made prior to the date hereof have been made, or, if applicable, accrued, in accordance with normal accounting practices and (ii) each Rolex Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 4.15        Employees; Labor Matters.

(a)        As of the date of this Agreement, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) to the knowledge of Rolex, there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council or other employee organization to organize any employees of Rolex or any Rolex Subsidiary, (ii) there is no pending written demand for recognition of any employees of Rolex or any Rolex Subsidiary made by or on behalf of any labor union, works council or other employee organization and (iii) there is no pending petition or proceeding instituted by or on behalf of any employee or group of employees of Rolex or any Rolex Subsidiary with any labor relations board or commission of any Governmental Entity seeking recognition of a collective bargaining representative.

(b)        As of the date of this Agreement, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, there is no pending or threatened strike, lockout, work stoppage, slowdown, picketing or grievance or labor dispute with respect to or involving any employees of Rolex or any Rolex Subsidiary.

(c)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries are in compliance with all obligations of Rolex or any of the Rolex Subsidiaries under any collective bargaining agreement, employment agreement, severance agreement, or any similar employment or labor-related agreement or understanding.

(d)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries are in compliance with all Laws relating to labor and employment, including terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification of employees, independent contractors and consultants, collective bargaining, occupational health and safety, workers’ compensation and immigration.

(e)        As of date hereof, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) Rolex and the Rolex Subsidiaries have consulted with or informed, as applicable, each labor union, trade union, labor organization, works council or employee representative body with respect to which Rolex or any of its Subsidiaries was subject to any material requirement or local custom to inform or consult in connection with the transactions contemplated by this Agreement, and (ii) Rolex is not in noncompliance with any material requirement to inform or consult with any labor union, trade union, labor organization, works council or employee representative body with respect to the transactions contemplated by this Agreement.

Section 4.16        Intellectual Property and Data Privacy.

(a)        Section 4.16(a) of the Rolex Disclosure Letter sets forth a list, as of the date hereof, of all active, material registered Rolex Owned Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Rolex, such Intellectual Property is, subsisting and, to the knowledge of Rolex, valid and enforceable.

(b)        Rolex and the Rolex Subsidiaries exclusively own free and clear of all Liens (other than Permitted Liens and Liens in favor of the secured parties under the Rolex Credit Facility), all of the Rolex Owned Intellectual Property or otherwise have a right to use all other Intellectual Property necessary for the conduct of the business of Rolex and the Rolex Subsidiaries (collectively, “Rolex Intellectual Property”) except, in each case, where the failure to so own or otherwise have a right to use such Rolex Intellectual Property, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, the consummation of the transactions contemplated by this Agreement will not alter or impair Rolex’s or any Rolex Subsidiary’s rights in or to any Rolex Intellectual Property.

(c)        There are no pending, or to the knowledge of Rolex, threatened claims, suits, arbitrations or other adversarial proceedings before any Governmental Entity in any jurisdiction alleging that the activities or conduct of the business of Rolex and the Rolex Subsidiaries infringe upon, misappropriate, or otherwise violate the Intellectual Property of any third party or challenging Rolex’s ownership, use, validity, enforceability, or registrability of any Rolex Owned Intellectual Property, except for such claims, suits, arbitrations or other adversarial proceedings that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Rolex.

(d)        To the knowledge of Rolex, as of the date of this Agreement, neither Rolex nor any Rolex Subsidiary is infringing upon, misappropriating, or otherwise violating any Intellectual Property of any other Person, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Rolex.

(e)        To the knowledge of Rolex, as of the date of this Agreement, no third party is misappropriating, infringing, or otherwise violating any Rolex Intellectual Property, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Rolex.

(f)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) Rolex and the Rolex Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their trade secrets and other material confidential information, and (ii) to the knowledge of Rolex, there have been no unauthorized uses or disclosures of any such trade secrets or confidential information.

(g)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries have executed written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property material to the business of Rolex or any of its Subsidiaries, pursuant to which each such Person has assigned to Rolex or one of the Rolex Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, to the extent such Intellectual Property does not vest in Rolex or a Rolex Subsidiary by operation of law.

(h)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) no Governmental Entity has any claim of right to or ownership of any material Rolex Intellectual Property and (ii) neither Rolex nor any of the Rolex Subsidiaries has participated in any standards-setting activities or joined any standards setting, Intellectual Property sharing, or similar organization that would affect the proprietary nature of any Rolex Owned Intellectual Property or restrict the ability of Rolex or any Rolex Subsidiary to enforce, license or exclude others from using any Rolex Owned Intellectual Property.

(i)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, no Rolex Owned Software contains, is linked to, or is otherwise used in connection with any Open Source Software in any manner that requires any such Software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge.

(j)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex (i) Rolex and the Rolex Subsidiaries have in their possession and control the source code for all Rolex Owned Software, (ii) no source code included in any Rolex Owned Software has been, or could be required to be, licensed, disclosed, shared, provided, released or otherwise deposited with or to any Person or into escrow, other than an employee or independent contractor of Rolex or any of its Subsidiaries pursuant to a valid and enforceable written Contract prohibiting use or disclosure of the source code except in the performance of services for the Rolex or any of its Subsidiaries, and (iii) the consummation of the transactions contemplated by this Agreement will not trigger the release of any such source code.

(k)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, to the knowledge of Rolex, the Rolex IT Assets, (i) are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of Rolex or any Rolex Subsidiary, (ii) are free from bugs, errors, or other defects, (iii) have not malfunctioned, crashed, failed, or experienced denial of service attacks or continued substandard performance or other adverse events within the past three (3) years, and (iv) do not contain any Malicious Code. Rolex and each Rolex Subsidiary has implemented anti-malware, anti-virus, backup, security, business continuity, and disaster recovery measures and technology consistent with industry standard practices and tests those measures and technology at least annually.

(l)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and each of the Rolex Subsidiaries complies with (i) its written internal and external privacy and data security policies, (ii) all applicable rules of self-regulatory organizations and codes of conduct, including the Payment Card Industry Data Security Standard (PCI DSS), (iii) all Privacy Laws, and (iv) all contractual obligations concerning information security and data privacy (including the Processing of Personal Information) (collectively, the “Data Privacy/Security Requirements”). Rolex has implemented and maintains an information security plan (a “Security Plan”), which includes commercially reasonable administrative, technical, and physical safeguards designed to protect the confidentiality, availability, integrity, and security of the Rolex IT Assets and the information and data stored therein (including Personal Information and other sensitive information) from loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, including cybersecurity and malicious insider risks. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, the Security Plan conforms to the Data Privacy/Security Requirements and any public statements made by Rolex or the Rolex Subsidiaries regarding the Security Plan. Since January 1, 2024, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, there has been no (i) loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, or other breach of security of the Personal Information maintained by or on behalf of Rolex or any of the Rolex Subsidiaries (including any event that would give rise to a breach or incident for which notification by Rolex or any Rolex Subsidiary to any Person (including Governmental Entities) is required under Data Privacy/Security Requirements), (ii) phishing, social engineering, or business email compromise incident that has resulted in a monetary loss, or (iii) breaches or unauthorized intrusions of the security of any Rolex IT Asset.

Section 4.17        Contracts.

(a)        Except (x) as filed as an exhibit to a Rolex Report prior to the date of this Agreement, (y) for the Rolex Benefit Plans, or (z) as set forth on Section 4.17(a) of the Rolex Disclosure Letter, neither Rolex nor any Rolex Subsidiary is a party to or is bound by any Contract of the following type in effect as of the date of this Agreement (it being understood that and any Contract or group of related Contracts with the same party or group of Affiliated parties shall be treated as a single Contract in determining the dollar value of such Contract(s) in relation to any dollar thresholds below) (each, a “Rolex Material Contract”):

(i)        any Contract to which Rolex or any of its Subsidiaries is a party that is required to be filed by Rolex with the SEC pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act, excluding any such Contract that has expired or been terminated or otherwise no longer in effect;

(ii)       other than Constituent Documents of wholly owned Rolex Subsidiaries, any Contract that is a joint venture agreement, strategic partnership agreement, limited liability company operating agreement and partnership agreements or arrangements relating to the formation, creation, operation, management or control of any material partnership, strategic alliance or joint venture, to which Rolex or any Rolex Subsidiary is a party;

(iii)      any Contract that (A) restricts in any material respect the ability of Rolex or any Rolex Subsidiary to compete in any line of its business with any Person or anywhere in the world or during any period of time or (B) obligates Rolex or any Rolex Subsidiary to grant any “most favored nations” pricing provision or similar rights, and/or “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that would be material to the business of Rolex and the Rolex Subsidiaries, taken as a whole;

(iv)      any Contract, other than Contracts with customers, suppliers, and dealers entered into in the ordinary course of business, that has generated payments to or from Rolex and the Rolex Subsidiaries in excess of $10,000,000 for the twelve-month period prior to the date hereof;

(v)      any Contract under which Rolex or any Rolex Subsidiary is or may be liable for any Indebtedness in excess of $10,000,000;

(vi)      any Contract entered into in the five (5) year period prior to the date hereof that (A) relates to the acquisition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Rolex or any Rolex Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Rolex or a Rolex Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), (B) relates to the disposition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Rolex or a Rolex Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Rolex or such Rolex Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), or (C) contains a put, call, right of first refusal or similar right pursuant to which Rolex or any Rolex Subsidiary could be required to acquire or dispose of, as applicable, any of the foregoing;

(vii)     any Contracts that are conciliation, settlement or similar agreements pursuant to which Rolex or any Rolex Subsidiary is or will be required to (A) make payments in excess of $2,000,000 individually or $10,000,000 in aggregate, or (B) satisfy any material non-monetary obligation;

(viii)    any Contracts material to the operation of the business of Rolex and the Rolex Subsidiaries pursuant to which (A) any Person has licensed any Intellectual Property to Rolex or any Rolex Subsidiary or granted Rolex or any Rolex Subsidiary any covenant not to sue, excluding licenses with respect to commercially available software or technology, or (B) Rolex or any Rolex Subsidiary has granted any Person a license to use any Rolex Owned Intellectual Property or a covenant not to sue with respect thereto other than licenses granted in the ordinary course, including licenses granted in connection with the sale of any products or services;

(ix)       any Contracts that are with any Affiliate of Rolex or any Rolex Subsidiary (other than any contract, agreement or instrument between Rolex or any Rolex Subsidiary and Rolex or another Rolex Subsidiary); or

(x)        any Contract to enter into any of the foregoing.

(b)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (a) subject to the Bankruptcy and Equity Exception, each Rolex Material Contract is a valid and binding agreement of Rolex or a Rolex Subsidiary, as the case may be, and, to the knowledge of Rolex, the other parties thereto, and is in full force and effect; (b) none of Rolex, any Rolex Subsidiary or, to the knowledge of Rolex, any other party thereto, is in default or breach in any respect under the terms of any such Rolex Material Contract; (c) since January 1, 2024, neither Rolex nor any Rolex Subsidiary, as the case may be, has waived any right or relinquished any benefit under any such Rolex Material Contract; and (d) no event has occurred, which, after the giving of notice, with lapse of time, or otherwise, would constitute a default by Rolex or any Rolex Subsidiary or, to the knowledge of Rolex, any other party under such Rolex Material Contract. True, correct and complete copies of each Rolex Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Tag.

Section 4.18        Environmental Laws and Regulations.

(a)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, (i) Rolex and each Rolex Subsidiary has been, for the past three (3) years, and is, in compliance with all applicable Environmental Laws and (ii) Rolex and each Rolex Subsidiary has obtained (and, to the extent required by Environmental Law, has applied for the renewal of) and is in compliance with all Environmental Permits necessary for the ownership and operation of its respective businesses and facilities, all such Environmental Permits are in effect, and no appeal or other action is pending to revoke or modify any such Environmental Permit.

(b)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, no written notice of violation, notification of liability, demand, request for information, complaint, claim, action, suit, notice of investigation, citation, penalty, fine, summons or Order (judicial or administrative) relating to or arising out of any Environmental Law or Environmental Permit or Releases of, or exposure to, Hazardous Substances (collectively, “Environmental Claim”) has been received by Rolex or any Rolex Subsidiary, nor, to the knowledge of Rolex, are any such Environmental Claims threatened.

(c)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, there have been no Releases of Hazardous Substances (i), on, above, under or from any properties currently or, to the knowledge of Rolex, formerly owned, leased, or operated by Rolex or any Rolex Subsidiary (or, to the knowledge of Rolex, any of their respective predecessors), (ii) to the knowledge of Rolex, at any third party site to which Hazardous Substances generated by Rolex or any Rolex Subsidiary (or any of their respective predecessors) were sent for treatment, recycling, storage or disposal or (iii) to the knowledge of Rolex, arising from the operations of, or products manufactured, sold or distributed by, Rolex or any Rolex Subsidiary (or any of their respective predecessors), in each case of (i) – (iii), in a manner that is reasonably likely to result in a claim against, or liability or obligation of, Rolex or any Rolex Subsidiary pursuant to applicable Environmental Law.

(d)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, Rolex and the Rolex Subsidiaries are not subject to any Orders and have not entered into any agreements that may require them to pay to, guarantee, reimburse, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs, arising out of or related to the generation, manufacture, use, transport, or Release of or exposure to, Hazardous Substances, or otherwise in connection with or under any Environmental Law.

(e)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, neither Rolex nor any Rolex Subsidiary (or, to the knowledge of Rolex, any of their respective predecessors) has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law on, Rolex or any Rolex Subsidiary.

Section 4.19        Insurance. Rolex and the Rolex Subsidiaries maintain policies of insurance in such amounts and against such risks as are, in Rolex’s view, customary in the industry in which Rolex and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Rolex, all such insurance policies are in full force and effect and will not be affected by, or terminate or lapse by reason of, this Agreement or the consummation of the transactions contemplated hereby.

Section 4.20        Anti-Corruption and Trade Sanctions.

(a)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Rolex, none of Rolex, any Rolex Subsidiary, any of their respective officers or directors or, to the knowledge of Rolex, employees or any investment banker, attorney, accountant or other advisor or representative (each, a “Representative”) of Rolex or any Rolex Subsidiary, in each case, only in their capacity as such, has (i) made or received any payments in violation of any applicable Law, including any contribution, payment, commission, rebate, promotional allowance or gift of funds or property or any other economic benefit to or from any employee, official or agent of any Governmental Entity where either the contribution, payment, commission, rebate, promotional allowance, gift or other economic benefit, or the purpose thereof, was illegal under applicable Law (any such payment, a “Prohibited Payment”); (ii) violated the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, or any other applicable Law pertaining to the prevention of corruption and bribery (collectively, “Anti-Corruption Laws”), (iii) provided or received any product or services in violation of any applicable Law, or (iv) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment. Rolex and the Rolex Subsidiaries maintain and enforce written policies and procedures that are reasonably designed to ensure compliance with applicable Anti-Corruption Laws.

(b)        Rolex and the Rolex Subsidiaries are, and for the previous five (5) years have been, in compliance with applicable United States, European and foreign export control laws and regulations, except for such non-compliance that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Rolex. None of Rolex, any Rolex Subsidiary, or to the knowledge of Rolex, any of their officers, directors or agents (x) has been or is designated on a list maintained by any applicable sanctions authority, including, where applicable, the List of Specially Designated Nationals and Blocked Persons maintained by the United States Department of Treasury Office of Foreign Assets Control (“OFAC”) and similar lists maintained by the United Nations Security Council, the European Union, and His Majesty’s Treasury or (y) since January 1, 2023, has participated in any unauthorized or unlawful transaction involving such a designated person or entity or involving any country that is subject to territorial sanctions administered by any applicable sanctions authority, including, where applicable, OFAC, the United Nations Security Council, the European Union, and His Majesty’s Treasury. Without limiting the foregoing, to the knowledge of Rolex, there are no pending or threatened claims or investigations by any Governmental Entity of potential violations against Rolex or any Rolex Subsidiaries with respect to export activity or licenses or other approvals, that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Rolex.

(c)        None of Rolex nor any Rolex Subsidiary is a “covered foreign person” as that term is used in the Outbound Investment Rules. Rolex and the Rolex Subsidiaries are, and since January 1, 2025 have ben, in compliance with the Outbound Investment Rules.

Section 4.21        Takeover Statutes. Assuming the accuracy of the representations in Section 5.24, Rolex has taken all action necessary to exempt this Agreements and the transactions contemplated hereby (including the Merger) from any anti-takeover or similar statute or regulation and, accordingly, no restrictions in any “fair price,” “moratorium,” “control share acquisition,” “interested shareholder” or other anti-takeover statute or regulation applies with respect to this Agreement and the transactions contemplated herein (including the Merger). No other “anti-takeover” stockholders rights plan, “poison pill”, anti-takeover provision or other similar device is in effect to which Rolex is a party or is otherwise bound and, at the Effective Time, none of the foregoing will be applicable to Rolex, the Merger, this Agreement or the other transactions contemplated herein.

Section 4.22        Requisite Vote. The Rolex Requisite Vote is the only vote of the holders of any class or series of Rolex’s capital stock necessary to approve the Merger, the adoption of this Agreement, and the consummation of the transactions contemplated hereby.

Section 4.23        Real Properties.

(a)        Except as would not reasonably be expected to result in a Material Adverse Effect on Rolex (individually, or in the aggregate): (i) Rolex or one of the Rolex Subsidiaries has good, valid and marketable fee simple title to all owned real property currently used in, and necessary for, the conduct of the business of Rolex and the Rolex Subsidiaries (all such real property, together with (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, are referred to herein individually and collectively as the “Rolex Owned Real Property”), free and clear of all Liens other than Permitted Liens and Liens in favor of the secured parties under the Rolex Credit Facility, and (ii) the current uses of the Rolex Owned Real Property and the buildings, structures, facilities, fixtures or other improvements thereon, are permitted under current zoning and land use regulations, and any administrative, occupational safety and health or other applicable Law.

(b)        Except as would not reasonably be expected to result in a Material Adverse Effect on Rolex (individually, or in the aggregate): (i) Rolex or one of the Rolex Subsidiaries has a valid and existing leasehold interest in all real property occupied, licensed or leased by Rolex or any Rolex Subsidiary, which includes, without limitation, all occupied, licensed or leased real property currently used in, and necessary for, the conduct of the business of Rolex and the Rolex Subsidiaries (the “Rolex Leased Real Property”, and together with Rolex Owned Real Property, collectively, the “Rolex Real Property”), (ii) all leases, licenses and occupancy agreements affecting Rolex Leased Real Property, including all amendments, extensions, renewals, guaranties, estoppels and subordination agreements with respect thereto (each, a “Rolex Real Property Lease” and collectively, the “Rolex Real Property Leases”) are legal, valid and binding obligations of Rolex and/or the applicable Rolex Subsidiary (as the case may be) and, to the knowledge of Rolex, each of the other parties thereto, enforceable in accordance with its terms against Rolex and/or the applicable Rolex Subsidiary (as the case may be), and in full force and effect, and (iii) neither Rolex or any Rolex Subsidiary, nor, to the knowledge of Rolex, any third party to the applicable Rolex Real Property Lease, is in breach or default under any such Rolex Real Property Lease.

(c)        Except as would not reasonably be expected to result in a Material Adverse Effect on Rolex (individually, or in the aggregate): (i) there are no leases, subleases, licenses, concessions or other agreements of Rolex or any Rolex Subsidiary, written or oral, granting to any person or entity (other than Rolex or any Rolex Subsidiary) the right to use or occupy any portion of the Rolex Real Property, and no person or entity (other than Rolex or any Rolex Subsidiary) is in possession of any portion of the Rolex Real Property, and (ii) the portions of the Rolex Real Property that Rolex or any Rolex Subsidiary is required to maintain are in good operating condition and repair, consistent with standards generally followed in the industry of Rolex and the Rolex Subsidiaries (ordinary wear and tear excepted), and are adequate and suitable for their present and intended uses.

Section 4.24        Opinion of Financial Advisor. Rolex has received the opinion (the “Rolex Opinion”) of J.P. Morgan Securities LLC (the “Rolex Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid pursuant to this Agreement is fair, from a financial point of view, to holders of Rolex Common Stock. A copy of such Rolex Opinion will be delivered to Tag solely for information purposes promptly following the receipt thereof by the Rolex Board. It is agreed and understood that such opinion is for the benefit of the Rolex Board and may not be relied on by Tag.

Section 4.25        Brokers. No Person other than the Rolex Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any party hereto in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Rolex or any Rolex Subsidiary. Rolex has provided to Tag a true, correct and complete copy of any agreement related to the matters contemplated by the foregoing sentence.

Section 4.26        No Other Representations and Warranties. Except for the representations and warranties made by Rolex in this ARTICLE IV, neither Rolex nor any other Person makes any representation or warranty with respect to Rolex or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Tag or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the foregoing disclaimer, neither Rolex nor any other Person makes or has made any representation or warranty to Tag, Merger Sub 1, Merger Sub 2 or any of their Affiliates with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Rolex, any of its Subsidiaries or their respective businesses, or (b) except for the representations and warranties made by Rolex in this ARTICLE IV, any oral or written information presented to Tag, Merger Sub 1, Merger Sub 2 or any of their Affiliates in the course of their due diligence investigation of Rolex, the negotiation of this Agreement or the course of the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF TAG AND MERGER SUBS

Except as set forth in the disclosure letter dated as of the date hereof, delivered to Rolex by Tag on or prior to entering into this Agreement (the “Tag Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Tag Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of such disclosure) and except as disclosed in any report, schedule, form, statement or other document of Tag filed with or furnished to the SEC at least two (2) Business Days prior to the date hereof and on or after December 31, 2023 and publicly available on the date hereof on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) (collectively, the “Tag Reports”) (other than disclosures in the “Risk Factors” or “Forward Looking Information” sections of any Tag Report or any other disclosure in any Tag Report to the extent that such disclosure is similarly predictive or forward-looking in nature) (provided, that notwithstanding the foregoing, in no event shall any disclosure in the Tag Reports qualify or limit the representations and warranties in Section 5.1 (Organization), Section 5.2 (Capitalization), Section 5.4 (Corporate Authority), Section 5.13 (Taxes), Section 5.14(f)(3) (Employee Benefit Plans and Related Matters) Section 5.21 (Requisite Vote), Section 5.24 (Ownership of Rolex Common Stock), Section 5.25 (Opinion of Financial Advisor), or Section 5.26 (Brokers)), Tag and each Merger Sub represents and warrants to Rolex as follows:

Section 5.1        Organization.

(a)        Tag is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Subsidiaries of Tag (the “Tag Subsidiaries”) are entities duly organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the laws of its respective jurisdiction of organization, except where the failure to be so organized, existing and in good standing when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Tag, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement. Each of Tag and the Tag Subsidiaries have all requisite corporate, company or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority when taken together with all other such failures, individually or in the aggregate, (i) has not had and is not reasonably expected to have a Material Adverse Effect on Tag, and (ii) is not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(b)        Merger Sub 1 is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware. Merger Sub 2 is a limited liability company duly organized, validly existing, and in good standing under the laws of the State of Delaware.

Section 5.2        Capitalization.

(a)        The authorized stock of Tag consists of 350,000,000 shares, of which (i) 300,000,000 shares have been classified as Tag Common Stock, and (ii) 50,000,000 shares have been classified as preferred stock, par value $0.01 per share (the “Tag Preferred Stock”). At the close of business on October 27, 2025: (i) 65,585,123 shares of Tag Common Stock were issued and outstanding; (ii) 1,711,241 shares of Tag Common Stock were subject to Tag Stock Awards (assuming target level of performance is achieved with respect to any Tag Stock Award subject to performance-vesting criteria); (iii) 1,348,903 shares of Tag Common Stock are reserved for issuance pursuant to the Tag Stock Plans; and (iv) no shares of Tag Preferred Stock were issued and outstanding. Since October 27, 2025 through the date of this Agreement, no shares of capital stock or other equity interests in Tag have been issued, purchased or redeemed other than issuances of Tag Shares pursuant to the settlement of Tag Stock Awards outstanding as of October 27, 2025 in accordance with the terms thereof.

(b)        No Tag Stock Awards have been granted since October 27 through the date of this Agreement. Except as set forth in Section 5.2(b) of the Tag Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Tag to issue or sell any shares of capital stock or other equity interests of Tag or the Tag Subsidiaries or any Securities of Tag or the Tag Subsidiaries or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Securities of Tag or the Tag Subsidiaries, and no Securities of Tag or the Tag Subsidiaries or obligations evidencing such rights are authorized, issued or outstanding.

(c)        The authorized stock of Merger Sub 1 consists of 1,000 shares of common stock, par value $0.001 per share, all of which are issued and outstanding. Tag is the record and Beneficial Owner of all of the issued and outstanding capital stock of Merger Sub 1 and all of the issued and outstanding equity interests of Merger Sub 2. Neither Merger Sub (i) has conducted any business prior to the date of this Agreement, and (ii) prior to the Effective Time (in the case of Merger Sub 1) or the Forward Merger Effective Time (in case of Merger Sub 2) will have any assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Mergers and the other transactions contemplated hereby.

(d)        All outstanding Securities of Tag are, and all such Securities of Tag that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and non-assessable.

Section 5.3        Subsidiaries. Tag is, directly or indirectly, the record and Beneficial Owner of all of the outstanding Securities of each Tag Subsidiary, in each case free and clear of any Lien (other than Permitted Liens and Liens in favor of the secured parties under the Tag Credit Facility), including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities. All of such Securities so owned by Tag have been duly authorized, validly issued, fully paid and nonassessable (and no such shares have been issued in violation of any preemptive or similar rights).

Section 5.4        Corporate Authority. Each of Tag and the Merger Subs have all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement, and to consummate the Merger and the other transactions contemplated hereby, subject only to (x) the approval of the Tag Share Issuance by the affirmative vote of a majority of the total votes cast by holders of Tag Shares present in person or represented by proxy at a meeting of Tag stockholders and entitled to vote thereon (the “Tag Requisite Vote”), and (y) the adoption and approval of this Agreement and the Mergers by Tag in its capacity as the sole stockholder of Merger Sub 1 and the sole member of Merger Sub 2. This Agreement has been duly executed and delivered by each of Tag and each Merger Sub and (assuming due authorization, execution and delivery by Rolex) is a valid and binding agreement of Tag enforceable against Tag in accordance with its terms, subject to the Bankruptcy and Equity Exception. At a meeting duly called and held, the Tag Board has unanimously adopted resolutions: (a) approving and declaring advisable this Agreement and the transactions contemplated by this Agreement, including the Tag Share Issuance; and (b) recommending that the holders of Tag Common Stock approve the Tag Share Issuance. Except as permitted by Section 7.2, the Tag Board has not subsequently rescinded, modified or withdrawn any of the foregoing resolutions.

Section 5.5        No Conflicts. Neither the execution and delivery by Tag and the Merger Subs of this Agreement, the compliance by such parties with all of the provisions of and the performance by such parties of their respective obligations under this Agreement, nor the consummation of the Mergers and the other transactions contemplated hereby, (a) will conflict with, or result in a breach or violation of, or result in any acceleration of any rights or obligations or the payment of any penalty under or the creation of a Lien on the assets of Tag or any Tag Subsidiary (with or without the giving of notice or the lapse of time or both) pursuant to, or permit any other party any improvement in rights with respect to or permit it to exercise, or otherwise constitute a default under, any provision of any Contract to which Tag or any Tag Subsidiary is a party or by which any of them may be bound or to which any Tag Real Property or any of their other assets may be subject or any Tag Permit, or result in any acceleration of any obligations of any party under any such Contract or Tag Permit, or (b) will result in any breach or violation of, or a default under, (i) the provisions of the Constituent Documents of Tag or any Tag Subsidiaries, or (ii) any Law applicable to Tag or any Tag Subsidiaries, except, in each of clauses (a) and (b)(ii), such conflicts, breaches, violations, defaults, payments, accelerations, creations, permissions or changes that, individually or in the aggregate, (A) have not had and are not reasonably expected to have a Material Adverse Effect on Tag, and (B) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement.

Section 5.6        Governmental Approvals and Consents. Other than (a) the filings and/or notices under the HSR Act, (b) the approvals and consents to be obtained from the SEC with respect to the Joint Proxy Statement/Prospectus and the Form S-4, (c) the filing of the Certificates of Merger, (d) as required in order to comply with state or other local securities, takeover and “blue sky” laws, and (e) such other authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions that, if not obtained, made or given, individually or in the aggregate, (i) are not reasonably expected to have a Material Adverse Effect on Tag, and (ii) are not reasonably expected to prevent or materially impair or delay the consummation of the Merger or any of the other transactions contemplated by this Agreement, no authorizations, consents, approvals, Orders, permits, notices, reports, filings, registrations, qualifications and exemptions of, with or from, or other actions are required to be made by Tag or any Tag Subsidiary with, or obtained by Tag or any Tag Subsidiary from, any Governmental Entity in connection with the execution and delivery by Tag of this Agreement, the performance by Tag of its obligations hereunder and the consummation by Tag of the Merger and the other transactions contemplated hereby.

Section 5.7        Reports; Financial Statements.

(a)        Tag has timely filed or furnished all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2023. As of its respective date, or, if amended, as of the date of the last such amendment, each of the Tag Reports complied when filed or furnished (or, if applicable, when amended) in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act and other Laws applicable to such Tag Reports, and none of the Tag Reports when filed or furnished (or in the case of a registration statement under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The Tag Financial Statements comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. The consolidated balance sheets (including the related notes) included in the Tag Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the financial position of Tag and the Tag Subsidiaries as at the respective dates thereof, and the consolidated statements of income, consolidated statements of shareholders’ equity and consolidated statements of cash flows (in each case including the related notes) included in such Tag Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods presented and present fairly, in all material respects, the results of operations, shareholders’ equity and cash flows of Tag and the Tag Subsidiaries for the respective periods indicated (except, in the case of unaudited statements, as permitted by Form 10-Q of the SEC, for normal year-end audit adjustments that are not, individually or in the aggregate, material, and for the absence of footnotes, if applicable).

(c)        Tag maintains disclosure controls and procedures substantially as required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are reasonably designed to ensure that all information required to be disclosed by Tag in its filings with the SEC under the Exchange Act is recorded, processed, summarized and reported on a timely basis to Tag’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Tag required under the Exchange Act with respect to such filings. Tag maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. From January 1, 2023 through the date of this Agreement, neither Tag, nor to the knowledge of Tag, any of Tag’s auditors and the audit committee of the Tag Board has identified or been made aware of (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect Tag’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves Tag’s management or other employees who have a significant role in the preparation of Tag’s financial statements or internal control over financial reporting.

(d)        As of the date of this Agreement, to the knowledge of Tag, there are no outstanding or unresolved comments in any comment letter from the staff of the SEC relating to the Tag Reports. None of the Tag Reports filed on or prior to the date of this Agreement is, to the knowledge of Tag, subject to ongoing SEC review or investigation.

(e)        Neither Tag nor any Tag Subsidiary is a party to, or has any contract or agreement to become a party to: (i) any joint venture, off-balance sheet partnership, or any similar contract or agreement (including any contract or agreement relating to any transaction or relationship between or among Tag or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose, or limited purpose Person, on the other hand); or (ii) any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC) where the purpose of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, Tag in Tag’s published financial statements or any Tag Report.

Section 5.8        Absence of Undisclosed Liabilities. Tag and the Tag Subsidiaries do not have any liabilities or obligations, whether or not accrued, contingent or otherwise and whether or not required by GAAP to be reflected on the consolidated balance sheet of Tag and the Tag Subsidiaries, except for liabilities and obligations (a) reflected on or reserved against in the Tag Financial Statements, (b) incurred in connection with this Agreement or in the transactions contemplated by this Agreement, (c) incurred in the ordinary course of business or (d) that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Tag.

Section 5.9        Information in Public Filings. None of the information supplied or to be supplied by Tag expressly for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading and (b) the Joint Proxy Statement/Prospectus will, on the date the Joint Proxy Statement/Prospectus is first mailed to holders of Tag Shares or at the time the Joint Proxy Statement/Prospectus is filed with the SEC or on the date of the Rolex Stockholders’ Meeting, contain any untrue statement of any material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, at the time and in light of the circumstances under which they were made, not false or misleading.

Section 5.10        Absence of Certain Changes.

(a)        From January 1, 2025 to the date of this Agreement, except as specifically contemplated or required by this Agreement, Tag and the Tag Subsidiaries have conducted their respective businesses in all material respects only in the ordinary course and in a manner consistent with past practice in all material respects.

(b)        Since January 1, 2025 to the date of this Agreement, there has not been any change, development, event, occurrence, effect or state of facts that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Tag.

Section 5.11        Litigation. There is no Action pending, or to the knowledge of Tag, threatened against Tag or any Tag Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Tag. There is no Order or settlement agreement outstanding against Tag or any Tag Subsidiary or their respective properties or assets that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Material Adverse Effect on Tag. There is no Action pending or, to the knowledge of Tag, threatened, or Order or settlement agreement against Tag or any of its Affiliates which challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or would reasonably be expected to have such effect.

Section 5.12        Compliance with Laws.

(a)        Tag and the Tag Subsidiaries hold all Permits necessary for the lawful conduct of their respective businesses or ownership of their respective properties and assets (the “Tag Permits”), except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Tag. Each of Tag and the Tag Subsidiaries is in compliance with the terms of the Tag Permits, except where the failure to comply with such Tag Permits, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag.

(b)        The businesses of Tag, the Tag Subsidiaries are conducted in compliance with all Laws and Orders, except where the failure to comply with such Laws, individually or in the aggregate, would not reasonably be expected result in a Material Adverse Effect on Tag. Each of Tag and the Tag Subsidiaries is in compliance in all material respects with its Constituent Documents. Since January 1, 2023, none of Tag or any Tag Subsidiary has received from a Governmental Entity any written notice or written communication of any noncompliance in any material respect with any Laws or Orders, except where the receipt of such notice or communication, individually or in the aggregate, has not, and would not reasonably be expected to have, a Material Adverse Effect on Tag.

(c)        Since January 1, 2023, Tag has complied in all material respects with the provisions of the Sarbanes-Oxley Act.

Section 5.13        Taxes.

(a)        Except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Tag, (i) Tag and each Tag Subsidiary has (x) duly and timely filed (taking into account any extension of time within which to file) with the appropriate Taxing Authorities all Tax Returns required to be filed by it in respect of any Taxes, and such Tax Returns were true, correct and complete in all respects, (y) paid all Taxes (whether or not shown on any Tax Return) due and owing by it, other than Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Tag Financial Statements, and (z) complied with all applicable Tax Laws with respect to the withholding of Taxes; (ii) neither Tag nor any Tag Subsidiary has any extension or waiver of the limitation period applicable to the payment or collection of Taxes, or any extension of time within which to file any Tax Return, currently in effect; (iii) there are no Liens for Taxes upon any property or assets of Tag or any Tag Subsidiary other than Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Tag Financial Statements; (iv) there are no requests for rulings or determinations in respect of any Taxes or Tax Returns pending with respect to Tag or any Tag Subsidiary; (v) no deficiency, dispute or claim relating to any Tax has been proposed, asserted or assessed by any Taxing Authority in writing against Tag or any Tag Subsidiary, except for deficiencies, disputes or claims which have been satisfied by payment, settled or withdrawn, or which are being contested in good faith by appropriate proceedings and for which adequate reserves are reflected, in accordance with GAAP, in the Tag Financial Statements; (vi) neither Tag nor any Tag Subsidiary is party to any tax sharing agreements, tax indemnity agreements or other similar agreements (other than such an agreement or arrangement exclusively between or among Tag and the Tag Subsidiaries and other than agreements entered into by Tag or any Tag Subsidiary in the ordinary course of its business, the primary purpose of which does not relate to Taxes); (vii) neither Tag nor any Tag Subsidiary has any liability for the Taxes of any Person (other than Tag or a Tag Subsidiary) as a result of having been a member of any affiliated group within the meaning of Section 1504(a) of the Code, or any similar affiliated or consolidated group for tax purposes under state, local or non-U.S. law (other than a group the common parent of which is or was Tag or any Tag Subsidiary); and (viii) neither Tag nor any Tag Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) adjustment pursuant to Section 481 of the Code (or any similar provision of state, local or non-U.S. Law) by reason of a change in accounting method by Tag or any Tag Subsidiary prior to the Closing, (2) closing or similar agreement with any Taxing Authority executed prior to the Closing, (3) intercompany transaction or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) that occurred or arose prior to the Closing, (4) installment sale or open transaction disposition made prior to the Closing, (5) deferred revenue or prepaid amount received prior to the Closing outside the ordinary course of business, or (6) any election under Section 965(h) of the Code.

(b)        Neither Tag nor any Tag Subsidiary has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2), and neither Tag nor any Tag Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution of stock qualifying for tax-free treatment under Section 355 of the Code occurring during the two (2)-year period ending on the date hereof.

(c)        None of Tag, its Subsidiaries nor any of their respective Affiliates has taken or agreed to take any action, and will not take any action, and has no knowledge of any fact or circumstance, in each case, that would reasonably be expected to prevent or impede the Transaction from qualifying, or cause the Transaction to fail to qualify, for the Intended Tax Treatment.

Section 5.14        Employee Benefit Plans and Related Matters.

(a)        Section 5.14(a) of the Tag Disclosure Letter sets forth a true and complete list of each material Tag Benefit Plan. Neither Tag nor any Tag Subsidiary has any contract, plan or commitment to adopt or sponsor any material Tag Benefit Plan.

(b)        As applicable with respect to each of the material Tag Benefit Plans, Tag has made available to Rolex (or the following are otherwise included in the Tag Reports) true and complete copies of either: (i) the applicable plan document, including all material amendments thereto, or (ii) a summary of the material terms of such Tag Benefit Plan.

(c)        Each Tag Benefit Plan has been operated and administered in all respects in accordance with its terms, all applicable Laws and the terms of any applicable collective bargaining agreement, and if intended to be qualified under Section 401(a) or 501(a) of the Code, is so qualified; and there are no pending or, to the knowledge of Tag, threatened actions, suits, audits, proceedings or claims by or on behalf of any of the Tag Benefit Plans, by any employee or beneficiary covered under any Tag Benefit Plan or otherwise involving any Tag Benefit Plan (other than routine claims for benefits), in each case, except as, individually or in the aggregate, has not had or is not reasonably expected to have a Material Adverse Effect on Tag. In respect of each Tag Benefit Plan, no event has occurred and, to the knowledge of Tag, no condition exists that would subject Tag or any Tag Subsidiary to any Tax, Lien, fine, penalty or other liability imposed by applicable Law, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Tag.

(d)        None of Tag, any Tag Subsidiary or any of their respective ERISA Affiliates maintains, contributes to, or participates in, or has in the past six years maintained, contributed to, or participated in, or otherwise has any obligation or liability in connection with: (i) a “pension plan” under Section 3(2) of ERISA that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, or (iv) a “multiple-employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e)        No Tag Benefit Plan provides health or welfare benefits (whether or not insured), with respect to current or former employees or directors of Tag or any Tag Subsidiary or other Persons beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) benefits the full costs of which are borne by the current or former employee or director or other Person, or (iii) as required under any Tag Benefit Plan that provides long-term disability benefits that have been fully provided for by insurance thereunder.

(f)        Neither the negotiation or the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time), will (i) entitle any current or former director, officer, employee or independent contractor of Tag or any Tag Subsidiary to any material compensation or benefit, or any material increase thereof, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefits under any Tag Benefit Plan, or (iii) result in a “change in control” (or any similar term or phrase) under any Tag Benefit Plan or any rabbi trust maintained by Tag or any of its Subsidiaries. There is no agreement, plan or other arrangement to which Tag or any Tag Subsidiary is a party or by which any of them is otherwise bound to compensate any Person in respect of Taxes pursuant to Section 409A or 4999 of the Code or pursuant to any other applicable Law.

(g)        With respect to each Tag Benefit Plan, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag: (i) all employer and employee contributions to each Tag Benefit Plan required by Law or by the terms of such Tag Benefit Plan to have been made prior to the date hereof have been made, or, if applicable, accrued, in accordance with normal accounting practices and (ii) each Tag Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities.

Section 5.15        Employees; Labor Matters.

(a)        As of the date of this Agreement, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) to the knowledge of Tag, there is no organizational effort currently being made or threatened by or on behalf of any labor union, works council or other employee organization to organize any employees of Tag or any Tag Subsidiary, (ii) there is no pending written demand for recognition of any employees of Tag or any Tag Subsidiary made by or on behalf of any labor union, works council or other employee organization and (iii) there is no pending petition or proceeding instituted by or on behalf of any employee or group of employees of Tag or any Tag Subsidiary with any labor relations board or commission of any Governmental Entity seeking recognition of a collective bargaining representative.

(b)        As of the date of this Agreement, except as would not reasonably be expected to result in a Material Adverse Effect on Tag, there is no pending or threatened strike, lockout, work stoppage, slowdown, picketing or grievance or labor dispute with respect to or involving any employees of Tag or any Tag Subsidiary.

(c)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries are in compliance with all obligations of Tag or any of the Tag Subsidiaries under any collective bargaining agreement, employment agreement, severance agreement, or any similar employment or labor-related agreement or understanding.

(d)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries are in compliance with all Laws relating to labor and employment, including terms and conditions of employment, employment practices, employment discrimination and harassment, civil rights, the Worker Adjustment and Retraining Notification Act and any similar state or local plant closures and mass layoffs Laws, wages (including minimum wage and overtime), hours of work, meal and rest breaks, withholdings and deductions, classification of employees, independent contractors and consultants, collective bargaining, occupational health and safety, workers’ compensation and immigration.

(e)        As of date hereof, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) Tag and the Tag Subsidiaries have consulted with or informed, as applicable, each labor union, trade union, labor organization, works council or employee representative body with respect to which Tag or any of its Subsidiaries was subject to any material requirement or local custom to inform or consult in connection with the transactions contemplated by this Agreement, and (ii) Tag is not in noncompliance with any material requirement to inform or consult with any labor union, trade union, labor organization, works council or employee representative body with respect to the transactions contemplated by this Agreement.

Section 5.16        Intellectual Property and Data Privacy.

(a)        Section 5.16(a) of the Tag Disclosure Letter sets forth a list, as of the date hereof, of all active, material registered Tag Owned Intellectual Property. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Tag, such Intellectual Property is, subsisting and, to the knowledge of Tag, valid and enforceable.

(b)        Tag and the Tag Subsidiaries exclusively own free and clear of all Liens (other than Permitted Liens and Liens in favor of the secured parties under the Tag Credit Facility), all of the Tag Owned Intellectual Property or otherwise have a right to use all other Intellectual Property necessary for the conduct of the business of Tag and the Tag Subsidiaries(collectively, “Tag Intellectual Property”) except, in each case, where the failure to so own or otherwise have a right to use such Tag Intellectual Property, individually or in the aggregate, has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, the consummation of the transactions contemplated by this Agreement will not alter or impair Tag’s or any Tag Subsidiary’s rights in or to any Tag Intellectual Property.

(c)        There are no pending, or to the knowledge of Tag, threatened claims, suits, arbitrations or other adversarial proceedings before any Governmental Entity in any jurisdiction alleging that the activities or conduct of the business of Tag and the Tag Subsidiaries infringe upon, misappropriate, or otherwise violate the Intellectual Property of any third party or challenging Tag’s ownership, use, validity, enforceability, or registrability of any Tag Owned Intellectual Property, except for such claims, suits, arbitrations or other adversarial proceedings that, individually or in the aggregate, have not resulted in and would not reasonably be expected to result in a Material Adverse Effect on Tag .

(d)        To the knowledge of Tag, as of the date of this Agreement, neither Tag nor any Tag Subsidiary is infringing upon, misappropriating, or otherwise violating any Intellectual Property of any other Person, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Tag. .

(e)        To the knowledge of Tag, as of the date of this Agreement, no third party is misappropriating, infringing, or otherwise violating any Tag Intellectual Property, except for such infringements, misappropriations, or other violations that, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on Tag.

(f)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) Tag and the Tag Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their trade secrets and other material confidential information, and (ii) to the knowledge of Tag, there have been no unauthorized uses or disclosures of any such trade secrets or confidential information.

(g)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries have executed written Contracts with all Persons (including their respective current and former employees, consultants and independent contractors) who contributed to the development or creation of any Intellectual Property material to the business of Tag or any of its Subsidiaries, pursuant to which each such Person has assigned to Tag or one of the Tag Subsidiaries all of such Person’s right, title and interest in and to all such Intellectual Property developed or created in the course of such Person’s employment or retention thereby, to the extent such Intellectual Property does not vest in Tag or a Tag Subsidiary by operation of law.

(h)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag (i) no Governmental Entity has any claim of right to or ownership of any material Tag Intellectual Property, and (ii) neither Tag nor any of the Tag Subsidiaries has participated in any standards-setting activities or joined any standards setting, Intellectual Property sharing, or similar organization that would affect the proprietary nature of any Tag Owned Intellectual Property or restrict the ability of Tag or any Tag Subsidiary to enforce, license or exclude others from using any Tag Owned Intellectual Property.

(i)         Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, no Tag Owned Software contains, is linked to, or is otherwise used in connection with any Open Source Software in any manner that requires any such Software be (i) made available or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge.

(j)         Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (i) Tag and the Tag Subsidiaries have in their possession and control the source code for all Tag Owned Software, (ii) no source code included in any Tag Owned Software has been, or could be required to be, licensed, disclosed, shared, provided, released or otherwise deposited with or to any Person or into escrow, other than an employee or independent contractor of Tag or any of its Subsidiaries pursuant to a valid and enforceable written Contract prohibiting use or disclosure of the source code except in the performance of services for Tag or any of its Subsidiaries, and (iii) the consummation of the transactions contemplated by this Agreement will not trigger the release of any such source code.

(k)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, to the knowledge of Tag, the Tag IT Assets, (i) are adequate for, and operate and perform in accordance with their documentation and functional specifications and otherwise as required in connection with, the operation of the business of Tag or any Tag Subsidiary, (ii) are free from bugs, errors, or other defects, (iii) have not malfunctioned, crashed, failed, or experienced denial of service attacks or continued substandard performance or other adverse events within the past three (3) years, and (iv) do not contain any Malicious Code. Tag and each Tag Subsidiary has implemented anti-malware, anti-virus, backup, security, business continuity, and disaster recovery measures and technology consistent with industry standard practices and tests those measures and technology at least annually.

(l)         Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and each of the Tag Subsidiaries complies with its Data Privacy/Security Requirements.

(m)       Tag has implemented and maintains a Security Plan which includes commercially reasonable administrative, technical, and physical safeguards designed to protect the confidentiality, availability, integrity, and security of the Tag IT Assets and the information and data stored therein (including Personal Information and other sensitive information) from loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, including cybersecurity and malicious insider risks. Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag’s Security Plan conforms to the Data Privacy/Security Requirements and any public statements made by Tag or the Tag Subsidiaries regarding the Security Plan. Since January 1, 2024, except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, there has been no (i) loss; damage; misuse; or unauthorized use, access, modification, destruction, or disclosure, or other breach of security of the Personal Information maintained by or on behalf of Tag or any of the Tag Subsidiaries (including any event that would give rise to a breach or incident for which notification by Tag or any Tag Subsidiary to any Person (including Governmental Entities) is required under Data Privacy/Security Requirements), (ii) phishing, social engineering, or business email compromise incident that has resulted in a monetary loss, or (iii) breaches or unauthorized intrusions of the security of any Tag IT Asset.

Section 5.17        Contracts.

(a)        Except (x) as filed as an exhibit to a Tag Report prior to the date of this Agreement, (y) for the Tag Benefit Plans, or (z) as set forth on Section 5.17(a) of the Tag Disclosure Letter, neither Tag nor any Tag Subsidiary is a party to or is bound by any Contract of the following type in effect as of the date of this Agreement (it being understood that and any Contract or group of related Contracts with the same party or group of Affiliated parties shall be treated as a single Contract in determining the dollar value of such Contract(s) in relation to any dollar thresholds below) (each, a “Tag Material Contract”):

(i)        any Contract to which Tag or any of its Subsidiaries is a party that is required to be filed by Tag with the SEC pursuant to Item 601(b)(10) of Regulation S-K promulgated under the Exchange Act, excluding any such Contract that has expired or been terminated or otherwise no longer in effect;

(ii)       other than Constituent Documents of wholly owned Tag Subsidiaries, any Contract that is a joint venture agreement, strategic partnership agreement, limited liability company operating agreement and partnership agreements or arrangements relating to the formation, creation, operation, management or control of any material partnership, strategic alliance or joint venture, to which Tag or any Tag Subsidiary is a party;

(iii)      any Contract that (A) restricts in any material respect the ability of Tag or any Tag Subsidiary to compete in any line of its business with any Person or anywhere in the world or during any period of time or (B) obligates Tag or any Tag Subsidiary to grant any “most favored nations” pricing provision or similar rights, and/or “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that would be material to the business of Tag and the Tag Subsidiaries, taken as a whole;

(iv)      any Contract, other than Contracts with customers, suppliers, and dealers entered into in the ordinary course of business, that provides for payments to or from Tag and the Tag Subsidiaries in excess of $10,000,000 for the twelve-month period prior to the date hereof;

(v)       any Contract under which Tag or any Tag Subsidiary is or may be liable for any Indebtedness in excess of $10,000,000;

(vi)      any Contract entered into in the five (5) year period prior to the date hereof that (A) relates to the acquisition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Tag or any Tag Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Tag or a Tag Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), (B) relates to the disposition (whether by merger, sale of equity interests, sale of assets, capital contribution or otherwise) by Tag or a Tag Subsidiary of any corporation, partnership or other business, or organization or division thereof, pursuant to which Tag or such Tag Subsidiary has any continuing material indemnification, guarantee, or other material contingent, deferred or fixed payment obligations or rights (including “earnouts” and other contingent or deferred consideration), or (C) contains a put, call, right of first refusal or similar right pursuant to which Tag or any Tag Subsidiary could be required to acquire or dispose of, as applicable, any of the foregoing;

(vii)     any Contracts that are conciliation, settlement or similar agreements pursuant to which Tag or any Tag Subsidiary is or will be required to (A) make payments in excess of $2,000,000 individually or $10,000,000 in aggregate, or (B) satisfy any material non-monetary obligation;

(viii)    any Contracts material to the operation of the business of Tag and the Tag Subsidiaries pursuant to which (A) any Person has licensed any Intellectual Property to Tag or any Tag Subsidiary or granted Tag or any Tag Subsidiary any covenant not to sue, excluding licenses with respect to commercially available software or technology, or (B) Tag or any Tag Subsidiary has granted any Person a license to use any Tag Owned Intellectual Property or a covenant not to sue with respect thereto other than licenses granted in the ordinary course, including licenses granted in connection with the sale of any products or services;

(ix)      any Contracts that are with any Affiliate of Tag or any Tag Subsidiary (other than any contract, agreement or instrument between Tag or any Tag Subsidiary and Tag or another Tag Subsidiary); or

(x)        any Contract to enter into any of the foregoing.

(b)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, (a) subject to the Bankruptcy and Equity Exception, each Tag Material Contract is a valid and binding agreement of Tag or a Tag Subsidiary, as the case may be, and, to the knowledge of Tag, the other parties thereto, and is in full force and effect; (b) none of Tag, any Tag Subsidiary or, to the knowledge of Tag, any other party thereto, is in default or breach in any respect under the terms of any such Tag Material Contract; (c) since January 1, 2024, neither Tag nor any Tag Subsidiary, as the case may be, has waived any right or relinquished any benefit under any such Tag Material Contract; and (d) no event has occurred, which, after the giving of notice, with lapse of time, or otherwise, would constitute a default by Tag or any Tag Subsidiary or, to the knowledge of Tag, any other party under such Tag Material Contract. True, correct and complete copies of each Tag Material Contract (including all modifications and amendments thereto and waivers thereunder) have been made available to Rolex.

Section 5.18        Environmental Laws and Regulations.

(a)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag (i) Tag and each Tag Subsidiary has been, for the past three (3) years, and is, in compliance with all applicable Environmental Laws and (ii) Tag and each Tag Subsidiary has obtained (and, to the extent required by Environmental Law, has applied for the renewal of) and is in compliance with all Environmental Permits necessary for the ownership and operation of its respective businesses and facilities, all such Environmental Permits are in effect, and no appeal or other action is pending to revoke or modify any such Environmental Permit.

(b)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, no Environmental Claim has been received by Tag or any Tag Subsidiary, nor, to the knowledge of Tag, are any such Environmental Claims threatened.

(c)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, there have been no Releases of Hazardous Substances (i) at, on, above, under or from any properties currently or, to the knowledge of Tag, formerly owned, leased, or operated by Tag or any Tag Subsidiary (or, to the knowledge of Tag, any of their respective predecessors), (ii) to the knowledge of Tag, at any third party site to which Hazardous Substances generated by Tag or any Tag Subsidiary (or any of their respective predecessors) were sent for treatment recycling, storage or disposal, or (iii) to the knowledge of Tag, arising from the operations of, or products manufactured, sold or distributed by, Tag or any Tag Subsidiary (or any of their respective predecessors), in each case of (i) – (iii), in a manner that is reasonably likely to result in a claim against, or liability or obligation of, Tag or any Tag Subsidiary pursuant to applicable Environmental Law.

(d)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, Tag and the Tag Subsidiaries are not subject to any Orders and have not entered into any agreements that may require them to pay to, guarantee, reimburse, pledge, defend, indemnify or hold harmless any Person from or against any liabilities or costs, arising out of or related to the generation, manufacture, use, transport, or Release of or exposure to, Hazardous Substances, or otherwise in connection with or under any Environmental Law.

(e)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, neither Tag nor any Tag Subsidiary (or, to the knowledge of Tag, any of their respective predecessors) has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim against, or any liability under any Environmental Law on, Tag or any Tag Subsidiary.

Section 5.19        Insurance. Tag and the Tag Subsidiaries maintain policies of insurance in such amounts and against such risks as are, in Tag’s view, customary in the industry in which Tag and its Subsidiaries operate. Except as would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect on Tag, all such insurance policies are in full force and effect and will not be affected by, or terminate or lapse by reason of, this Agreement or the consummation of the transactions contemplated hereby.

Section 5.20        Anti-Corruption and Trade Sanctions.

(a)        Except as has not resulted in or would not reasonably be expected to result in a Material Adverse Effect on Tag, none of Tag, any Tag Subsidiary, any of their respective officers or directors or, to the knowledge of Tag, employees or any Representative of Tag or any Tag Subsidiary, in each case, only in their capacity as such, has (i) made or received any Prohibited Payment, (ii) violated Anti-Corruption Laws, (iii) provided or received any product or services in violation of any applicable Law, or (iv) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment. Tag and the Tag Subsidiaries maintain and enforce written policies and procedures that are reasonably designed to ensure compliance with applicable Anti-Corruption Laws.

(b)        Tag and the Tag Subsidiaries are, and for the previous five (5) years have been, in compliance with applicable United States, European and foreign export control laws and regulations, except for such non-compliance that would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Tag. None of Tag, any Tag Subsidiary, or to the knowledge of Tag, any of their officers, directors or agents (x) has been or is designated on a list maintained by any applicable sanctions authority, including, where applicable, the List of Specially Designated Nationals and Blocked Persons maintained by OFAC and similar lists maintained by the United Nations Security Council, the European Union, and His Majesty’s Treasury or (y) since January 1, 2023, has participated in any unauthorized or unlawful transaction involving such a designated person or entity or involving any country that is subject to territorial sanctions administered by any applicable sanctions authority, including, where applicable, OFAC, the United Nations Security Council, the European Union, and His Majesty’s Treasury. Without limiting the foregoing, to the knowledge of Tag, there are no pending or threatened claims or investigations by any Governmental Entity of potential violations against Tag or any Tag Subsidiaries with respect to export activity or licenses or other approvals, that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on Tag.

(c)        None of Tag nor any Tag Subsidiary is a “covered foreign person” as that term is used in the Outbound Investment Rules. Tag and the Tag Subsidiaries are, and since January 1, 2025 have been, in compliance with the Outbound Investment Rules.

Section 5.21        Requisite Vote. The Tag Requisite Vote is the only vote of the holders of any class or series of Tag’s capital stock necessary to approve the Tag Share Issuance.

Section 5.22        Available Funds. Tag will have available at the Closing funds sufficient to consummate the Mergers and the other transactions contemplated by this Agreement, on the terms contemplated by this Agreement and to perform Tag’s and the Merger Subs’ respective obligations under this Agreement, including payment of the aggregate Merger Consideration in respect of all shares of Rolex Common Stock, the amounts required under Section 3.1(a)(iii) and any other amounts required by this Agreement to be paid by Tag and the Merger Subs in connection with or as result of the consummation of the Mergers or any of the other transactions contemplated by this Agreement and all related Expenses of Tag and the Merger Subs.

Section 5.23        Real Properties.

(a)         Except as would not reasonably be expected to result in a Material Adverse Effect on Tag (individually, or in the aggregate): (i) Tag or one of the Tag Subsidiaries has good, valid and marketable fee simple title to all owned real property currently used in, and necessary for, the conduct of the business of Tag and the Tag Subsidiaries (all such real property, together with (A) all buildings, structures and other improvements and fixtures located on or under such real property and (B) all easements, rights and other appurtenances to such real property, are referred to herein individually and collectively as the “Tag Owned Real Property”), free and clear of all Liens other than Permitted Liens and Liens in favor of the secured parties under the Tag Credit Facility, and (ii) the current uses of the Tag Owned Real Property and the buildings, structures, facilities, fixtures or other improvements thereon, are permitted under current zoning and land use regulations, and any administrative, occupational safety and health or other applicable Law.

(b)        Except as would not reasonably be expected to result in a Material Adverse Effect on Tag (individually, or in the aggregate): (i) Tag or one of the Tag Subsidiaries has a valid and existing leasehold interest in all real property occupied, licensed or leased by Tag or any Tag Subsidiary, which includes, without limitation, all occupied, licensed or leased real property currently used in, and necessary for, the conduct of the business of Tag and the Tag Subsidiaries (the “Tag Leased Real Property”, and together with Tag Owned Real Property, collectively, the “Tag Real Property”), (ii) all leases, licenses and occupancy agreements affecting Tag Leased Real Property, including all amendments, extensions, renewals, guaranties, estoppels and subordination agreements with respect thereto (each, a “Tag Real Property Lease” and collectively, the “Tag Real Property Leases”) are legal, valid and binding obligations of Tag and/or the applicable Tag Subsidiary (as the case may be) and, to the knowledge of Tag, each of the other parties thereto, enforceable in accordance with its terms against Tag and/or the applicable Tag Subsidiary (as the case may be), and in full force and effect, and (iii) neither Tag or any Tag Subsidiary, nor, to the knowledge of Tag, any third party to the applicable Tag Real Property Lease, is in breach or default under any such Tag Real Property Lease.

(c)        Except as would not reasonably be expected to result in a Material Adverse Effect on Tag (individually, or in the aggregate): (i) there are no leases, subleases, licenses, concessions or other agreements of Tag or any Tag Subsidiary, written or oral, granting to any person or entity (other than Tag or any Tag Subsidiary) the right to use or occupy any portion of the Tag Real Property, and no person or entity (other than Tag or any Tag Subsidiary) is in possession of any portion of the Tag Real Property, and (ii) the portions of the Tag Real Property that Tag or any Tag Subsidiary is required to maintain are in good operating condition and repair, consistent with standards generally followed in the industry of Tag and the Tag Subsidiaries (ordinary wear and tear excepted), and are adequate and suitable for their present and intended uses.

Section 5.24        Ownership of Rolex Common Stock. Neither Tag nor any Tag Subsidiary nor any “Affiliate” or “Associate” (as each such term is defined in Section 203 of the DGCL) of Tag or any Tag Subsidiary, is, or has been at any time during the period commencing three (3) years prior to the date hereof through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of Rolex. Neither Tag nor Merger Sub 1, nor any of their respective Subsidiaries owns (as defined in Section 203 of the DGCL) or beneficially owns (as defined in Rule 13d-3(a) of the Exchange Act) any Rolex Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Rolex Common Stock. There are no voting trusts or other agreements or understandings to which Tag or Merger Sub 1 or any of their Affiliates is a party with respect to the voting of capital stock or other equity interests of the Rolex or any of its Subsidiaries.

Section 5.25        Opinion of Financial Advisor. Tag has received the opinion (the “Tag Opinion”) of Barclays Capital Inc. (the “Tag Financial Advisor”) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration to be paid to the holders of Rolex Common Stock in the Merger is fair, from a financial point of view, to Tag. A copy of such Tag Opinion will be delivered to Rolex solely for information purposes promptly following the receipt thereof by the Tag Board. It is agreed and understood that such opinion is for the benefit of the Tag Board and may not be relied on by Rolex.

Section 5.26        Brokers. No Person other than the Tag Financial Advisor is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party hereto in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Tag, Merger Sub or any Tag Subsidiary. Tag has provided to Rolex a true, correct and complete copy of any agreement related to the matters contemplated by the foregoing sentence.

Section 5.27        No Other Representations and Warranties. Except for the representations and warranties made by Tag in this ARTICLE IV, none of Tag, Merger Sub 1 or Merger Sub 2 nor any other Person makes any representation or warranty with respect to Tag or its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Rolex or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. In particular, and without limiting the foregoing disclaimer, none of Tag, Merger Sub 1 or Merger Sub 2 nor any other Person makes or has made any representation or warranty to Rolex or any of its Affiliates with respect to (a) any financial projection, forecast, estimate, budget or prospect information relating to Tag, any of its Subsidiaries or their respective businesses, or (b) except for the representations and warranties made by Tag in this ARTICLE IV, any oral or written information presented to Rolex or any of its Affiliates in the course of their due diligence investigation of Tag, the negotiation of this Agreement or the course of the transactions contemplated hereby.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 6.1        Interim Operation of Rolex. From the date of this Agreement until the Effective Time, unless Tag shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly set forth in Section 6.1 of the Rolex Disclosure Letter or as otherwise expressly provided for or contemplated by this Agreement or as may be required by applicable Law, Rolex shall, and shall cause each of the Rolex Subsidiaries to, (i) use reasonable best efforts to (A) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (B) preserve intact its business organization, material assets, and goodwill and relationships with all Governmental Entities, customers, suppliers and others having business dealings with it, and maintain its current rights and franchises, in each case, consistent with past practice (provided that, in the case of the foregoing clause (i), no action with respect to the matters addressed by any subclause of the following clause (ii) shall constitute a breach of clause (i) unless any such action would constitute a breach of such subclause of the following clause (ii)) and (ii) not, directly or indirectly:

(a)        amend or modify any of the Constituent Documents of Rolex or any Rolex Subsidiary (other than amendments to the governing documents of any wholly-owned Rolex Subsidiary that would not prevent, materially delay or materially impair the Merger or the consummation of the transactions contemplated by this Agreement);

(b)        declare, set aside, make or pay any dividend (including any dividend in respect of or in connection with a Specified Rolex Transaction) or other distribution (whether in cash, stock or property) in respect of any of its Securities (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities), other than (i) subject to Section 7.16, quarterly cash dividends or dividend equivalents payable by Rolex in respect of the shares of Rolex Common Stock (including the accrual or payment of any dividends or dividend equivalents payable in respect of shares of Rolex Common Stock subject to any Rolex Stock Award), in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of the declaration date, the record date, and the payment date in respect of such dividend to be consistent with past practice (except that Rolex may, in its discretion, use an earlier declaration date, record date, and/or payment date to more closely align with the declaration date, record date, and/or payment date for the Tag dividend for the corresponding calendar quarter in accordance with Section 7.16), or (ii) dividends or distributions by wholly owned Rolex Subsidiaries to Rolex or to another wholly owned Subsidiary of Rolex;

(c)        split, combine or reclassify any Securities of Rolex or any Rolex Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Rolex or any Rolex Subsidiary) or issue, deliver, sell, grant, dispose of or voluntarily subject to a Lien (other than Permitted Liens or Liens in favor of the secured parties under the Rolex Credit Facility) any Securities of Rolex or any Rolex Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Rolex or any Rolex Subsidiary) or any equity-based awards in respect of Securities of Rolex or any Rolex Subsidiary, other than (i) issuances of Rolex Common Stock in connection with the vesting or settlement of Rolex Stock Awards granted prior to the date of this Agreement, (ii) Interim Awards granted after the date of this Agreement in accordance with and to the extent of the terms of this Section 6.1(c), or (iii) issuances of Securities of any Rolex Subsidiary solely between Rolex and any wholly owned Rolex Subsidiary or solely between wholly owned Rolex Subsidiaries;

(d)        repurchase, redeem or otherwise acquire any Securities of Rolex or any Rolex Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Rolex or any Rolex Subsidiary) or any equity-based awards in respect of any Securities of Rolex or any Rolex Subsidiary, other than (i) acquisitions of Securities of Rolex or any Rolex Subsidiary or any equity-based awards in respect of any Securities of Rolex or any Rolex Subsidiary pursuant to any Rolex Benefit Plan as in effect on the date of this Agreement or with respect to any Interim Award granted after the date of this Agreement in accordance with and to the extent of the terms of Section 6.1(c), or (ii) transactions solely between Rolex and any wholly owned Rolex Subsidiary or solely between wholly owned Rolex Subsidiaries;

(e)        acquire by merging or consolidating with, or by share exchange, or by purchase or by any other manner, any Person (other than a wholly owned Rolex Subsidiary) or business, other than acquisitions (i) that are entered into on an arm’s length basis, (ii) where the expected gross expenditures and commitments (including the amount of any Indebtedness assumed) of which do not exceed, in the aggregate $10,000,000, and (iii) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions set forth in ARTICLE IX;

(f)        sell, lease, sublease, license, mortgage, pledge, abandon, subject to a Lien or otherwise surrender, relinquish or dispose of any material assets, property or rights (including in respect of a Specified Rolex Transaction), other than (i) sales of inventory in the ordinary course of business, (ii) sales of assets, property or rights that generated, in the aggregate, net revenues not to exceed $10,000,000 in 2024, (iii) transactions among Rolex and wholly owned Rolex Subsidiaries, (iv) the granting of non-exclusive licenses in the ordinary course of business, (v) the granting of Liens required by the Rolex Credit Facility, or (vi) Permitted Liens;

(g)        make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Rolex or any wholly owned Rolex Subsidiary to or in Rolex or any wholly owned Rolex Subsidiary or (ii) to employees for advancement of travel and related business expenses in the ordinary course of business;

(h)        create, incur or assume any Indebtedness for borrowed money described in clause (a) of the definition thereof, other than (i) (A) Indebtedness incurred under the Rolex Credit Facility (or any replacement or refinancing thereof, provided that the borrowing amount under any such replacement facility is no greater than the maximum borrowing amount under the Rolex Credit Facility and such replacement facility can be repaid without premium or penalty at the Closing (a “Permitted Replacement Facility”)) in the ordinary course of business, up to an aggregate amount outstanding at any time equal to the sum of (1) the aggregate amount of Indebtedness outstanding under the Rolex Credit Facility as of the date hereof as set forth on Section 6.1(h) of the Rolex Disclosure Letter, plus (2) $200,000,000, and (B) if an event or events occur or there are changes in the operating environment or business of Rolex and, as a result of the occurrence of such events or changes, the Rolex Board reasonably determines that additional cash is necessary to operate the business in the ordinary course, additional Indebtedness for borrowed money described in clause (a) of the definition thereof (provided that such additional Indebtedness is pursuant to a facility can be repaid without premium or penalty at the Closing, including pursuant to the Rolex Credit Facility or a Permitted Replacement Facility) that does not exceed, when aggregated with outstanding Indebtedness incurred under the Rolex Credit Facility or a Permitted Replacement Facility, an aggregate amount outstanding at any time equal to the sum of (1) the maximum borrowing amount then available under the Rolex Credit Facility or a Permitted Replacement Facility, plus (2) $200,000,000, and (ii) Indebtedness solely between Rolex and its wholly owned Rolex Subsidiaries;

(i)        other than (i) as set forth in (A) Rolex’s current capital budget included on Section 6.1(i) of the Rolex Disclosure Letter, or (B) any subsequent annual capital budget that is prepared by Rolex in the ordinary course of business and approved by the Rolex Board, or (ii) in connection with the repair or replacement of the plant and equipment at the operating facilities of Rolex or any Rolex Subsidiary in the ordinary course of business, make any capital expenditure in excess of $10,000,000 in the aggregate;

(j)        except (i) as required pursuant to the terms of any Rolex Benefit Plan or any collective bargaining agreement in effect on the date of this Agreement (or any plan, agreement or other arrangement that would be a Rolex Benefit Plan if it were in existence on the date of this Agreement), (ii) as required to comply with applicable Law or GAAP, or (iii) as expressly permitted by this Agreement (including Section 3.3), (A) materially amend any Rolex Benefit Plan (or any plan, agreement or other arrangement that would be a Rolex Benefit Plan if it were in existence on the date of this Agreement and was established or entered into in accordance with this Section 6.1), (B) accelerate the payment or vesting of any material benefits or amounts payable or to become payable under any Rolex Benefit Plan (or any plan, agreement or other arrangement that would be a Rolex Benefit Plan if it were in existence on the date of this Agreement), (C) establish or enter into any material Rolex Benefit Plan, (D) grant any material increase in the compensation or benefits of directors, officers, employees or other service provider of Rolex or any Rolex Subsidiary, (E) negotiate, enter into, materially amend or terminate any collective bargaining agreement, (F) hire or engage any employee or other service provider of Rolex or any Rolex Subsidiary, (G) appoint any Person to a position of executive officer of Rolex or any Rolex Subsidiary, or (H) terminate the employment of any individual;

(k)        settle or compromise any material Action if such settlement or compromise would involve (i) the payment of money by Rolex and the Rolex Subsidiaries in excess of (A) $10,000,000 with respect to any individual Action, or (B) in connection with all such settlements or compromises, $15,000,000 in the aggregate (excluding, in the case of (A) and (B), amounts that have been reserved for such Actions or retained in accordance with Rolex’s self-insured retention program (as described on Section 6.1(k) of the Rolex Disclosure Letter)) or (ii) would involve any admission of material wrongdoing or impose any material non-monetary requirements or restrictions or Rolex or any Rolex Subsidiaries; provided, that, (A) nothing in this clause (k) shall apply to any stockholder or derivative litigation, including in respect of any dissenting shares, which are the subject of Section 3.4 (with respect to Dissenting Shares) or Section 7.14 (with respect to Transaction Litigation), and (B) in the event of any settlement or compromise permitted under this clause (k), Rolex shall, reasonably promptly thereafter, provide Tag with written notice thereof including a reasonably detailed summary of such Action and such settlement or compromise;

(l)        except as required by applicable Law or in the ordinary course of business, (i) make, revoke or amend any material election relating to Taxes, (ii) settle or compromise any material proceeding relating to Taxes, (iii) enter into a written and legally binding material agreement with a Taxing Authority relating to Taxes, (iv) adopt or change any method of accounting or change any annual accounting period, or (v) surrender any right to a claim of refund, offset, or other reduction in respect of any material Tax liability;

(m)        other than in the ordinary course of business, (i) modify or amend in a manner that is adverse to Rolex in any material respect, waive any material right under or terminate any Rolex Material Contract or (ii) enter into any new agreement that would have been considered a Rolex Material Contract if it were entered into on or prior to the date hereof; provided, that this Section 6.1(m) shall not apply to the matters contemplated by Section 6.1(j);

(n)        adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Rolex or any of the Rolex Subsidiaries, except in the ordinary course of business;

(o)        change any method of financial accounting or financial accounting principles or practices by Rolex or any Rolex Subsidiary, other than (i) any such change required by a change in GAAP, or (ii) any change that would not materially affect the accounting principles and practices adopted by Rolex and the Rolex Subsidiaries;

(p)        other than in the ordinary course of business, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering Rolex or any Rolex Subsidiary or their respective properties which is not replaced by a comparable amount of insurance with premiums at a comparable price;

(q)        (i) other than in the ordinary course of business, transfer, abandon, allow to lapse or otherwise dispose of any rights to any material Intellectual Property, or (ii) intentionally disclose any material trade secrets or material confidential information of Rolex or any Rolex Subsidiary to any Person other than Persons subject to reasonable and appropriate non-use and non-disclosure obligations with respect thereto; or

(r)        authorize, resolve, agree or commit to do any of the foregoing.

Section 6.2        Interim Operations of Tag. From the date of this Agreement until the Effective Time, unless Rolex shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or as expressly set forth in Section 6.2 of the Tag Disclosure Letter or as otherwise expressly provided for or contemplated by this Agreement or as may be required by applicable Law, Tag shall, and shall cause each of the Tag Subsidiaries to, (i) use reasonable best efforts to (A) conduct its business in all material respects in the ordinary course and in a manner consistent with past practice, and (B) preserve intact its business organization, material assets, and goodwill and relationships with all Governmental Entities, customers, suppliers and others having business dealings with it, and maintain its current rights and franchises, in each case, consistent with past practice (provided that, in the case of the foregoing clause (i), no action with respect to the matters addressed by any subclause of the following clause (ii) shall constitute a breach of clause (i) unless any such action would constitute a breach of such subclause of the following clause (ii)) and (ii) not, directly or indirectly:

(a)        amend or modify any of the Constituent Documents of Tag or any Tag Subsidiary (other than amendments to the governing documents of Tag or any Tag Subsidiary that would not prevent, materially delay or materially impair the Merger or the consummation of the transactions contemplated by this Agreement);

(b)        declare, set aside, make or pay any dividend (including any dividend in respect of or in connection with a Specified Tag Transaction) or other distribution (whether in cash, stock or property) in respect of any of its Securities (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities), other than (i) subject to Section 7.16, quarterly cash dividends payable by Tag in respect of the Tag Shares, in an amount per share not to exceed its most recent quarterly per share dividend and with the timing of the declaration date, the record date, and the payment date in respect of such dividend to be consistent with past practice, or (ii) dividends or distributions by wholly owned Tag Subsidiaries to Tag or to another wholly owned Subsidiary of Tag;

(c)        split, combine or reclassify any Securities of Tag or any Tag Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Tag or any Tag Subsidiary) or issue, deliver, sell, grant, dispose of or voluntarily subject to a Lien (other than Permitted Liens or Liens in favor of the secured parties under the Tag Credit Facility) any Securities of Tag or any Tag Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Tag or any Tag Subsidiary), other than (i) issuances of Tag Shares in the ordinary course of business, (ii) grants of equity-based awards in respect of Securities of Tag or any Tag Subsidiary, and (iii) issuances of Tag Shares in connection with the vesting or settlement of Tag Stock Awards;

(d)        repurchase, redeem or otherwise acquire any Securities of Tag or any Tag Subsidiary (or any securities, instruments or rights exchangeable or exercisable for, or convertible into, any such Securities of Tag or any Tag Subsidiary) or any equity-based awards in respect of any Securities of Tag or any Tag Subsidiary, other than (i) acquisitions of Securities of Tag or any Tag Subsidiary or any equity-based awards in respect of any Securities of Tag or any Tag Subsidiary pursuant to any Tag Benefit Plan or (ii) transactions solely between Tag and any wholly owned Tag Subsidiary or solely between wholly owned Tag Subsidiaries;

(e)        acquire by merging or consolidating with, or by share exchange, or by purchase or by any other manner, any Person (other than a wholly owned Tag Subsidiary) or business, other than acquisitions (i) that are entered into on an arm’s length basis, (ii) where the expected gross expenditures and commitments (including the amount of any Indebtedness assumed) of which do not exceed, in the aggregate $10,000,000, and (iii) which are not reasonably likely, individually or in the aggregate, to prevent or materially delay the satisfaction of the conditions set forth in ARTICLE IX;

(f)        sell, lease, sublease, license, mortgage, pledge, abandon, subject to a Lien or otherwise surrender, relinquish or dispose of any material assets, property or rights (including in respect of a Specified Tag Transaction), other than (i) sales of inventory in the ordinary course of business, (ii) sales of assets, property or rights that generated, in the aggregate, net revenues not to exceed $10,000,000 in 2024, (iii) transactions among Tag and wholly owned Tag Subsidiaries, (iv) the granting of non-exclusive licenses in the ordinary course of business, (iv) the granting of Liens required by the Tag Credit Facility, or (v) Permitted Liens;

(g)        make any loans, advances or capital contributions to, or investments in, any other Person other than (i) by Tag or any wholly owned Tag Subsidiary to or in Tag or any wholly owned Tag Subsidiary, or (ii) to employees for advancement of travel and related business expenses in the ordinary course of business;

(h)        create, incur, guarantee or assume any Indebtedness for borrowed money described in clause (a) of the definition thereof, other than (i) Indebtedness incurred in the ordinary course of business, (ii) Indebtedness solely between Tag and its wholly owned Tag Subsidiaries, and (iii) Indebtedness to finance the aggregate Cash Consideration, to repay or refinance Indebtedness of Rolex and Rolex Subsidiaries (including under the Tag Credit Facility), and to pay Expenses;

(i)         other than (i) as set forth in (x) Tag’s current capital budget included on Section 6.2(i) of the Tag Disclosure Letter, (y) any subsequent annual capital budget that is prepared by Tag in the ordinary course of business and approved by the Tag Board, or (ii) in connection with the repair or replacement of the plant and equipment at the operating facilities of Tag or any Tag Subsidiary in the ordinary course of business, make any capital expenditure in excess of $10,000,000 in the aggregate;

(j)         settle or compromise any material Action if such settlement or compromise would involve (i) the payment of money by Tag and the Tag Subsidiaries in excess of (A) $10,000,000 with respect to any individual Action, or (B) in connection with all such settlements or compromises, $15,000,000, in the aggregate (excluding, in the case of (A) and (B), amounts that have been reserved for such Actions or retained in accordance with Tag’s self-insured retention program (as described on Section 6.2(j) of the Tag Disclosure Letter)) or (ii) would involve any admission of material wrongdoing or impose any material non-monetary requirements or restrictions or Tag or any Tag Subsidiaries; provided, that nothing in this clause (k) shall apply to any stockholder or derivative litigation, including in respect of any dissenting shares, which are the subject of Section 7.14 (with respect to Transaction Litigation);

(k)        except as required by applicable Law or in the ordinary course of business, (i) make, revoke or amend any material election relating to Taxes, (ii) settle or compromise any material proceeding relating to Taxes, (iii) enter into a written and legally binding material agreement with a Taxing Authority relating to Taxes, (iv) adopt or change any method of accounting or change any annual accounting period, or (v) surrender any right to a claim of refund, offset, or other reduction in respect of any material Tax liability;

(l)         other than (i) in the ordinary course of business, or (ii) with respect to any Contract for Indebtedness permitted to be incurred under Section 6.2(h)(iii), any amendment to the Tag Credit Facility or other outstanding agreements or instruments in respect of Indebtedness of Tag for borrowed money in connection with any debt financing of Tag’s payment obligations hereunder (including the Cash Consideration), (A) modify or amend in a manner that is adverse to Tag in any material respect, waive any material right under or terminate any Tag Material Contract or (B) enter into any new agreement that would have been considered a Tag Material Contract if it were entered into on or prior to the date hereof;

(m)       adopt or implement a plan of complete or partial liquidation or a dissolution, restructuring, recapitalization or other reorganization of Tag or any of the Tag Subsidiaries, except in the ordinary course of business;

(n)        change any method of financial accounting or financial accounting principles or practices by Tag or any Tag Subsidiary, other than (i) any such change required by a change in GAAP, or (ii) any change that would not materially affect the accounting principles and practices adopted by Tag and the Tag Subsidiaries;

(o)        other than in the ordinary course of business, terminate or cancel, or amend or modify in any material respect, any material insurance policies maintained by it covering Tag or any Tag Subsidiary or their respective properties which is not replaced by a comparable amount of insurance with premiums at a comparable price;

(p)        (i) other than in the ordinary course of business, transfer, abandon, allow to lapse or otherwise dispose of any rights to any material Intellectual Property, or (ii) intentionally disclose any material trade secrets or material confidential information of Tag or any Tag Subsidiary to any Person other than Persons subject to reasonable and appropriate non-use and non-disclosure obligations with respect thereto; or

(q)        authorize, resolve, agree or commit to do any of the foregoing.

ARTICLE VII

OTHER COVENANTS OF THE PARTIES

Section 7.1        Form S-4; Joint Proxy Statement/Prospectus; NYSE Listing.

(a)        As promptly as practicable after the date of this Agreement, (i) Tag and Rolex shall jointly prepare a proxy statement relating to the Tag Stockholder Meeting and the Rolex Stockholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein, the “Joint Proxy Statement/Prospectus”) in preliminary form and (ii) Tag shall prepare and file with the SEC a Registration Statement on Form S-4 which shall include the Joint Proxy Statement/Prospectus (together with all amendments thereto, the “Form S-4”) (in which the Joint Proxy Statement/Prospectus will be included as a prospectus) relating to the registration of the Tag Shares to be issued to holders of Rolex Common Stock as the Stock Consideration pursuant to the Merger.

(b)        Each of Tag and Rolex shall cooperate with each other and use its reasonable best efforts to (i) have the Joint Proxy Statement/Prospectus cleared by the SEC and the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (ii) keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby, and (iii) mail the Joint Proxy Statement/Prospectus to Rolex stockholders and Tag stockholders as promptly as practicable after the Form S-4 is declared effective by the SEC, subject to Section 7.3(d). Each of Rolex and Tag shall (A) as promptly as practicable after the receipt thereof, provide to the other Party copies of any written comments and advise the other Party of any oral comments, with respect to the Joint Proxy Statement/Prospectus and the Form S-4 received from the staff of the SEC, (B) provide the other Party with a reasonable opportunity to review the Party's proposed response to such comments, and (C) include in the Party's written response to such comments any comments reasonably proposed by the other Party. Each of Rolex and Tag shall furnish as promptly as practicable such information concerning such Party and its Affiliates reasonably requested by the other Party in connection with the preparation, filing and distribution of the Joint Proxy Statement/Prospectus, the Form S-4 or other filings required under applicable Law.

(c)        None of the information supplied or to be supplied by each of Rolex and Tag for inclusion or incorporation by reference in the Form S-4 will, at the time the Form S-4 or any amendment or supplement thereto is filed with the SEC, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and the Joint Proxy Statement/Prospectus, as of the date of dissemination to Rolex stockholders and Tag stockholders, and at the times of the meetings of the Rolex stockholders and the Tag stockholders (as applicable) to be held in connection with the Merger and the other transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Tag and Rolex shall cause the Joint Proxy Statement/Prospectus and the Form S-4 to comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act, respectively, and the rules and regulations of the SEC thereunder, except that neither Party shall be required to make any representation or warranty except as required by applicable Law with respect to statements made or incorporated by reference therein based on information supplied by the other Party for inclusion or incorporation by reference in the Joint Proxy Statement/Prospectus or Form S-4.

(d)        If, at any time prior to the Effective Time, any information relating to a Party or any of its Affiliates, directors or officers should be discovered by such Party which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement/Prospectus, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, such Party shall promptly notify the other Party of such information and the other Party shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to such document, and, to the extent required under applicable Law, disseminated to the stockholders of Tag and Rolex.

(e)        Tag shall use its reasonable best efforts to take, or cause to be taken, all actions necessary under applicable Laws and rules and policies of the NYSE and the SEC to enable the listing of shares of Tag Shares comprising the Stock Consideration on the NYSE no later than the Effective Time, subject to official notice of issuance. Tag shall also use its reasonable best efforts to obtain all necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall Tag be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(f)        Each of Rolex and Tag shall make any necessary filings with respect to the Merger or the other transactions contemplated by this Agreement under the Securities Act and the Exchange Act and the rules and regulations thereunder.

Section 7.2        Acquisition Proposals.

(a)        Neither Rolex nor Tag will, nor will such Party permit any of its Subsidiaries to, nor will such Party authorize or permit any of their respective officers or directors or any of their respective financial advisors referred to in this Agreement, in their capacity as such, to, directly or indirectly, (i) solicit, initiate, encourage or knowingly facilitate any inquiry or the making of any proposal or offer or any other effort or attempt (including by way of furnishing information) or take any other action designed to facilitate any inquiries or proposals regarding, or which would reasonably be expected to lead to, any Acquisition Proposal (as defined below), (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding, or furnish to any person any non-public information with respect to such Party or any of its Subsidiaries in connection with, or take any other action to knowingly facilitate, any Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, term sheet, memorandum of understanding, agreement or agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement regarding, or that is intended to result in, or would reasonably be expected to lead to, any Acquisition Proposal, or (iv) propose or agree to do any of the foregoing. Immediately after the execution and delivery of this Agreement, each of Rolex and Tag will, and will cause its Subsidiaries and controlled Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person (other than another Party to this Agreement) conducted heretofore with respect to any possible Acquisition Proposal, and where such activities, discussions or negotiations took place within six months prior to the date hereof, shall promptly request that all confidential information provided by or on behalf of such Party or any of its Subsidiaries to such Person in connection with such possible Acquisition Proposal be returned or destroyed. For the purpose of this Agreement, “Acquisition Proposal” means any proposal or offer made by any Person (other than another Party to this Agreement) regarding (i) any merger, share exchange, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving such Party or any of its Subsidiaries (excluding any transaction among such Party and its wholly-owned Subsidiaries), under which such Person would acquire, directly or indirectly, (x) fifteen percent (15%) or more of the consolidated assets (including stock of a Subsidiary) or business of such Party and its Subsidiaries, taken as a whole, or (y) beneficial ownership of securities representing fifteen percent (15%) or more of the total voting power of any of such Party on a pre-transaction basis, (ii) any acquisition or sale of fifteen percent (15%) or more of the consolidated assets (including stock of its Subsidiaries) or businesses of such Party and its Subsidiaries, taken as a whole, or (iii) any acquisition or sale of, or tender or exchange offer for, its voting securities (or beneficial ownership thereof) that, if consummated, would result in any Person (or the stockholders or shareholders of such Person) beneficially owning securities representing fifteen percent (15%) or more of its total voting power (or of the surviving parent entity in such transaction) of such Party; provided, that, (A) with respect to Rolex, any proposal or offer primarily relating to a business described on Section 7.2(a) of the Rolex Disclosure Letter (a “Specified Rolex Transaction”) shall not constitute an “Acquisition Proposal” in respect of Rolex, and (B) with respect to Tag, any proposal or offer primarily relating to a business described on Section 7.2(a) of the Tag Disclosure Letter (a “Specified Tag Transaction”) shall not constitute an “Acquisition Proposal” in respect of Tag.

(b)        Each of Rolex and Tag shall promptly notify the other Party in writing of any Acquisition Proposal received by or any information related to an Acquisition Proposal requested from it or any of its Representatives, indicating, in connection with such notice, the identity of such person and the material terms and conditions of any such Acquisition Proposal or request for information (including a copy thereof if in writing and any related available documentation or correspondence), and in any event each of Rolex and Tag shall provide written notice to the other Party of the receipt of any Acquisition Proposal, request for information or initiation of such discussions or negotiations within 48 hours of such event. For the avoidance of doubt, nothing in this Section 7.2(b) shall limit the obligations of the Parties set forth in Section 7.2(a).

(c)        Notwithstanding the foregoing, if at any time after the date hereof and prior to the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, the Rolex Board or Tag Board, respectively, receives a bona fide written Acquisition Proposal (or any inquiry, proposal or indication of interest with respect thereto) with respect to such Party which did not result from a material breach of this Section 7.2 by such Party, the board of directors of such Party may, directly or indirectly through its Representatives, (i) contact the Person making the Acquisition Proposal to ascertain facts for the sole purpose of the Tag Board or Rolex Board, as applicable, informing itself about the Acquisition Proposal and the Person making it, and (ii) in the event the Rolex Board or the Tag Board, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) with respect to Rolex or Tag, as applicable, such Party may take the following actions: (A) furnish nonpublic information regarding such Party to the Person making such Acquisition Proposal if and only if, prior to furnishing such information, such Person has entered into a confidentiality agreement with such party on terms and conditions, with respect to confidentiality and use, taken as a whole, that are not materially less favorable to such Party in any substantive respect than the terms and conditions of the Confidentiality Agreement (it being understood that any such confidentiality agreement (x) need not contain any “standstill” or similar provisions and (y) shall not contain any obligation of such Party to reimburse the expenses of the Person making the Acquisition Proposal), and (B) engage in discussions or negotiations with such Person with respect to the Acquisition Proposal; provided that the party receiving the Acquisition Proposal shall (1) promptly notify the other Party to this Agreement (in any event within 48 hours) of the determination by its board of directors contemplated by this Section 7.2(c), (2) promptly (in any event within 48 hours) make available to the other Party any nonpublic information that is provided to the Person making the Acquisition Proposal that was not previously made available to the other Party, and (3) otherwise continue to comply with this Section 7.2.

(d)        The Rolex Board will not (A) fail to recommend that stockholders of Rolex vote in favor of the adoption and approval of this Agreement and the consummation transactions contemplated hereby, including the Merger (the “Rolex Board Recommendation”), (B) fail to include the Rolex Board Recommendation in the Joint Proxy Statement/Prospectus, (C) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal, or (D) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Tag or Merger Sub, the Rolex Board Recommendation (actions described in clauses (A) through (D) referred to as a “Rolex Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Rolex Requisite Vote is obtained, the Rolex Board may (i) effect a Rolex Change of Recommendation if (i) a Rolex Intervening Event shall have occurred or Rolex receives an Acquisition Proposal (other than any Acquisition Proposal which has resulted from any breach of this Section 7.2) that the Rolex Board determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal and (ii) the Rolex Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law, or (ii) terminate this Agreement pursuant to and in accordance with Section 10.3(b) in order to enter into a written definitive agreement for a Superior Proposal; provided that prior to taking such action or announcing the intention to do so: (1) Rolex has complied in all material respects with this Section 7.2, (2) the Rolex Board has given Tag at least five (5) Business Days' prior written notice (it being understood that any amendment or modification to any Acquisition Proposal or any material change to the Rolex Intervening Event that relates to such proposed action shall require the delivery of a new written notice and a new three (3)-Business Day period) of its intention to take such action and a description of the reasons for taking such action, (3) if requested by Tag, Rolex has negotiated, and has caused its Representatives to negotiate, in good faith with Tag during such notice period to enable Tag to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (4) following the end of such notice period, the Rolex Board shall have considered in good faith any revisions to this Agreement proposed in writing by Tag and shall have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Rolex Change of Recommendation would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law.

(e)        The Tag Board will not (A) fail to recommend that stockholders of Tag vote in favor of the approval of the Tag Share Issuance (the “Tag Board Recommendation”), (B) fail to include the Tag Board Recommendation in the Joint Proxy Statement/Prospectus, (C) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal, or (D) withhold, withdraw, qualify or modify, or publicly announce its intent to withhold, withdraw, qualify or modify, in a manner adverse to Rolex, the Tag Board Recommendation (actions described in clauses (A) through (D) referred to as a “Tag Change of Recommendation”). Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Tag Requisite Vote is obtained, the Tag Board may (i) effect a Tag Change of Recommendation if (i) a Tag Intervening Event shall have occurred or Tag receives an Acquisition Proposal (other than any Acquisition Proposal which has resulted from any breach of this Section 7.2) that the Tag Board determines in good faith, after consultation with its outside legal counsel and financial advisor, constitutes a Superior Proposal and (ii) the Tag Board has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law, or (ii) terminate this Agreement pursuant to and in accordance with Section 10.4(b) in order to enter into a written definitive agreement for a Superior Proposal; provided that prior to taking such action or announcing the intention to do so: (1) Tag has complied in all material respects with this Section 7.2, (2) the Tag Board has given Rolex at least five (5) Business Days' prior written notice (it being understood that any amendment or modification to any Acquisition Proposal or any material change to the Tag Intervening Event that relates to such proposed action shall require the delivery of a new written notice and a new three (3)-Business Day period) of its intention to take such action and a description of the reasons for taking such action, (3) if requested by Rolex, Tag has negotiated, and has caused its Representatives to negotiate, in good faith with Rolex during such notice period to enable Rolex to revise the terms of this Agreement in such a manner that would obviate the need for taking such action and (4) following the end of such notice period, the Tag Board shall have considered in good faith any revisions to this Agreement proposed in writing by Rolex and shall have determined in good faith, after consultation with its outside legal counsel, that failure to effect a Tag Change of Recommendation would be reasonably likely to be inconsistent with the directors' fiduciary duties under applicable Law.

(f)        As used in this Agreement, “Superior Proposal” means any bona fide written Acquisition Proposal (other than any Acquisition Proposal which has resulted from a breach of this Section 7.2 by the Party receiving the Acquisition Proposal) with all references to “fifteen percent (15%)” in the definition of Acquisition Proposal being deemed to refer to “fifty percent (50%)” instead, which a majority of the board of directors of such Party determines in good faith, after consultation with its financial advisor and outside legal counsel and taking into account all financial, legal and regulatory terms and conditions of the Acquisition Proposal and this Agreement, including any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other Party in response to such Superior Proposal, including any conditions to and expected timing of consummation, and any risks of non-consummation, of such Acquisition Proposal that is more favorable, from a financial point of view, to such Party and its stockholders, as applicable (in their capacity as stockholders, as applicable), as compared to the transactions contemplated by this Agreement and to any alternative transaction (including any modifications to the terms of this Agreement) proposed by any other Party pursuant to this Section 7.2, taking into account the identity of the Person making the Acquisition Proposal, any regulatory approval requirements, certainty of financing, and all other financial, regulatory, legal and other aspects of such Acquisition Proposal.

(g)        Nothing contained in this Section 7.2 shall prohibit either Rolex or Tag from complying with Rule 14a-9, Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal or making (after consultation with outside legal counsel) any other disclosures that are required by applicable Law (it being understood that if any such statements or disclosures constitute a Rolex Change of Recommendation or Tag Change of Recommendation, as applicable, Rolex or Tag, as applicable, shall be required to comply with this Section 7.2 with respect thereto). It is understood and agreed that, for purposes of this Agreement, a factually accurate public statement by Tag or Rolex that describes the receipt by Tag or Rolex, as the case may be, of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any “stop, look and listen” communication by the Rolex Board or the Tag Board, shall not constitute a breach of this Section 7.2.

(h)        For the purposes of this Section 7.2, “person” shall be deemed to include any “group” as determined in accordance with section 13(d)(3) of the Exchange Act, and “beneficial ownership” shall have the meaning provided in section 13(d) of the Exchange Act.

(i)         Any breach of this Section 7.2 by any Representative of either Party to this Agreement or any of its Subsidiaries shall be deemed to be a breach of this Section 7.2 by such Party for all purposes of this Agreement.

Section 7.3        Stockholder Meetings.

(a)        Rolex shall take, in accordance with applicable Law and its certificate of incorporation and bylaws, all actions necessary to (a) cause, within five (5) Business Days following the date on which the SEC declares the Form S-4 effective, an annual or special meeting of its stockholders for the purpose of voting on the authorization and approval of this Agreement and the Merger (the “Rolex Stockholders Meeting”) to be duly called and held as soon as practicable thereafter, and (b) solicit proxies from its stockholders to obtain the Rolex Requisite Vote for such authorization and approval. Except with the prior written consent of Tag (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, no other matters (other than a non-binding advisory proposal regarding compensation that may be paid or become payable to the named executive officers of Rolex in connection with the Merger, an adjournment proposal and matters of procedure) shall be submitted for approval of Rolex stockholders at the Rolex Stockholders Meeting.

(b)        Tag shall take, in accordance with applicable Law and its certificate of incorporation and bylaws, all actions necessary to (a) cause, within five (5) Business Days following the date on which the SEC declares the Form S-4 effective, an annual or special meeting of its stockholders for the purpose of voting on the authorization and approval of the Tag Share Issuance (the “Tag Stockholders Meeting”) to be duly called and held as soon as practicable thereafter, and (b) solicit proxies from its stockholders to obtain the Rolex Requisite Vote for such authorization and approval. Except with the prior written consent of Rolex (which consent shall not be unreasonably withheld, conditioned or delayed) or as required by applicable Law, no other matters (other than an adjournment proposal and matters of procedure) shall be submitted for approval of Tag stockholders at the Tag Stockholders Meeting.

(c)        Tag and Rolex shall in good faith mutually coordinate the timing of the Tag Stockholders Meeting and the Rolex Stockholders Meeting and shall use their respective reasonable best efforts such that each of the Tag Stockholders Meeting and the Rolex Stockholders Meeting shall be held on the same day. Neither Tag nor Rolex shall, without the prior written consent of the other Party, adjourn or postpone the Rolex Stockholders Meeting or the Tag Stockholders Meeting, as applicable; provided, that Tag or Rolex may, without the prior written consent of the other Party, adjourn or postpone the Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable, after consultation with the other Party, if (i) the failure to adjourn or postpone the Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable, would reasonably be expected to be a violation of applicable Law (including fiduciary duties) or for the distribution of any required supplement or amendment to the Joint Proxy Statement/Prospectus, or (ii) if as of the time for which the Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable, is originally scheduled (as set forth in the Joint Proxy Statement/Prospectus) there are insufficient number of Tag Shares or shares of Rolex Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of Tag Stockholders Meeting or Rolex Stockholders Meeting, as applicable; provided, that no such adjournment or postponement of the Tag Stockholders Meeting by Tag, or Rolex Stockholders Meeting by Rolex, as applicable, shall relieve the applicable Party of its obligations pursuant to the first sentence of this Section 7.3(c).

(d)        Each of Tag and Rolex shall, in no event later than the fifth Business Day following the date of this Agreement, conduct a “broker search” as contemplated by and in accordance with Rule 14a-13 promulgated under the Exchange Act with respect to the Tag Stockholders Meeting and the Rolex Stockholders Meeting, as applicable (based on a record date that is 20 Business Days following the date on which such broker search is commenced). If at any time the current record date for the Tag Stockholders Meeting or the Rolex Stockholders Meeting, as applicable, is not reasonably likely to satisfy the requirements of such Party’s Constituent Documents and applicable Law, such Party shall, in consultation with the other Party, set a new record date and shall continue to comply with the “broker search” requirements of Rule 14a-13 promulgated under the Exchange Act with respect to any such new record date.

Section 7.4        Reasonable Best Efforts; Regulatory Filings and Other Actions.

(a)        Rolex and Tag shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, after the date hereof, including (i) preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, authorizations, clearances, no-action letters, expiration of waiting periods, and other permits necessary or deemed advisable by Rolex and Tag to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement (and in any event make the appropriate filings of notification and report forms pursuant to the HSR Act with respect to the transactions contemplated by this Agreement within twenty (20) Business Days after the date of this Agreement (and such filings shall request early termination of any applicable waiting period under the HSR Act)), (ii) responding as promptly as reasonably practicable to any inquiries or requests for additional information and documentary material received from any Governmental Entity in connection with any Antitrust Laws related to the Merger and the other transactions contemplated by this Agreement, and (iii) not agreeing to extend any waiting period or to refile under any Antitrust Law (except with the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld, conditioned or delayed), and (iv) not entering into any agreement with any Governmental Entity to not consummate the Merger and the other transactions contemplated by this Agreement (except with the prior written consent of the other Party hereto, which consent shall not be unreasonably withheld, conditioned or delayed). If any administrative or judicial Action, including any Action by a private party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Rolex and Tag shall use their reasonable best efforts to contest and resist any such Action and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement. Rolex and Tag shall jointly develop, consult and cooperate with one another regarding the strategy for obtaining any necessary consents, registrations, approvals, authorizations, clearances, no-action letters or expiration of waiting periods, and responding to any request from, inquiry by, or investigation (including directing the timing, nature and substance of all such responses), in connection with the transactions contemplated by this Agreement.

(b)        Subject to Section 7.4(c), each of Tag and Rolex agree to use reasonable best efforts to take, as promptly as reasonably practicable, any and all steps necessary or advisable to avoid or eliminate each and every impediment and obtain all consents and the expiration of any waiting periods under any Antitrust Laws that may be required by any Governmental Entity, in each case with competent jurisdiction, including by proffering to, or agreeing to, sell, divest or hold separate, or take any other action that would limit Rolex’s or Tag’s, or any of their Subsidiaries’ freedom of action with respect to, any assets, businesses, products, product lines (or interests in any of the same) of Rolex or Tag or any of their respective Subsidiaries (or to consent to any sale, divestiture or holding separate, or agreement to sell, divest or hold separate by Rolex or Tag or any of their respective Subsidiaries, as the case may be, of any of its assets, businesses, products, product lines (or interests in any of the same)) (and the entry into agreements with, and submission to Orders of, the relevant Governmental Entity concerning the same).

(c)        Notwithstanding the foregoing, nothing in this Section 7.4 or elsewhere in this Agreement shall require, or be construed to require, Rolex or Tag, or any of their Affiliates, to proffer to, or agree to, sell, divest or hold separate, or take any other action that would limit its or their freedom of action with respect to, or its or their ability to retain any assets, businesses, products, product lines (or interests in any of the same) of Rolex or Tag or any of their respective Subsidiaries or Affiliates (or to consent to any sale, divestiture or holding separate, or agreement to sell, divest or hold separate by Rolex or Tag or any of their respective Subsidiaries or Affiliates, as the case may be, of any of its assets, businesses, products, product lines (or interests in any of the same)), if (i) such action would, individually or in the aggregate, reasonably be expected to result in a Substantial Detriment, or (ii) if such action is not contingent upon the consummation of the Closing. Subject to applicable Law and the instructions of any Governmental Entity, Rolex and Tag shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing outside counsel for the other Party with copies of notices or other material communications received or provided by Rolex and Tag, as the case may be, or any of their respective Subsidiaries, from or to any third party and/or Governmental Entity with respect to such transactions.

(d)        Subject to applicable Laws relating to the sharing of information, Rolex and Tag shall have the right to review in advance, and to the extent practicable, each will consult the other on any filing made with, or material written materials submitted to, any third party and/or any Governmental Entity, in connection with the Merger and the other transactions contemplated by this Agreement. Rolex and Tag shall provide the other party with the opportunity to participate in any material meeting with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby. Rolex and Tag shall keep each other apprised of all material discussions with any Governmental Entity in respect of any filings, investigation or other inquiry in connection with the transactions contemplated hereby.

(e)        Rolex and Tag each shall, upon request by the other and subject to applicable Laws relating to the sharing of information, furnish the other with all information concerning itself, its Subsidiaries, its Affiliates, and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement/Prospectus, the Form S-4 or any other statement, filing, notice or application made by or on behalf of Rolex and Tag or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.

(f)        Notwithstanding anything to the contrary contained herein, for any information exchanged under this Section 7.4, it is understood that Rolex and Tag may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other party under this Section 7.4 or any subsection thereof as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials (Rolex or Tag, as the case may be) or its legal counsel; provided, further, that materials provided pursuant to this Section 7.4 or any subsection thereof may be redacted (i) to remove references concerning the valuation of the transactions contemplated hereby, (ii) as necessary to comply with contractual arrangements with third parties and (iii) as necessary to address reasonable privilege concerns. The parties hereto agree to treat information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 7.4 in a manner so as to preserve the applicable privilege.

(g)        Rolex and Tag shall not, and shall not permit any of their controlled Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person or portion thereof, or otherwise acquire or agree to acquire any assets, if entering into an agreement relating to, or the consummation of, such acquisition, merger, consolidation or other transaction would reasonably be expected to (i) impose a material delay in obtaining, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, including under the HSR Act or other Antitrust Laws, (ii) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, or (iii) materially delay the consummation of the transactions contemplated by this Agreement, including by materially increasing the likelihood of a Governmental Entity initiating a “phase II” or any request for additional information or documentary material issued by a Governmental Entity under 15 U.S.C. § 18a(e) (or equivalent) proceeding.

Section 7.5        Access. Subject to applicable Law relating to the sharing of information, and except as may otherwise be required by applicable Law, Rolex and Tag each shall (and shall cause its respective Subsidiaries to) (a) upon reasonable notice, afford the other’s Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested, (b) in the case of Rolex and its Subsidiaries, keep Tag reasonably informed (including upon the request of Tag) of any material development, discussion or negotiation regarding a Specified Rolex Transaction on a reasonably prompt basis including by providing Tag with copies of any written proposal with respect to a Specified Rolex Transaction from a third party (and in any event, within five (5) Business Days of any such material development, discussion, negotiation or the receipt of such proposal) and otherwise considering in good faith any reasonable comments made by Tag or its Representatives with respect to any such proposal or written response by Tag with respect thereto and (c) in the case of Tag and its Subsidiaries, keep Rolex reasonably informed (including upon the request of Rolex) of any material development, discussion or negotiation regarding a Specified Tag Transaction on a reasonably prompt basis including by providing Rolex with copies of any written proposal with respect to a Specified Tag Transaction from a third party (and in any event, within five (5) Business Days of any such material development, discussion, negotiation or the receipt of such proposal) and otherwise considering in good faith any reasonable comments made by Tag or its Representatives with respect to any such proposal or written response by Tag with respect thereto; provided, that no investigation, access or sharing of information pursuant to this Section 7.5 shall affect or be deemed to modify or affect any representation or warranty made by Rolex, Tag or either Merger Sub; provided, further, that (i) any such investigation, access or sharing of information shall be conducted in such a manner so as not to interfere unreasonably with business or operations of the Party furnishing such information or providing such access, and (ii) the foregoing shall not require Rolex or Tag (A) to permit any inspection, or to disclose any information, that in the reasonable judgment of Rolex or Tag, as the case may be, would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality (provided, that (1) with respect to a Specified Rolex Transaction, Rolex shall, and shall cause its Affiliates and direct its Representatives to, use reasonable best efforts to cause any confidentiality agreement entered into with third parties in respect of such transaction to permit the disclosure of information to Tag and its Representatives and (2) with respect to a Specified Tag Transaction, Tag shall, and shall cause its Affiliates and direct its Representatives to, use reasonable best efforts to cause any confidentiality agreement entered into with third parties in respect of such transaction to permit the disclosure of information to Rolex and its Representatives), (B) to waive or jeopardize the attorney-client or other privilege held by Rolex or Tag, as the case may be, or any of their respective Subsidiaries, or (C) to otherwise violate any applicable Law; provided, that, in any such case, the parties hereto shall use their respective reasonable best efforts to provide for an alternative arrangement that permits the exchange of such information, such as a joint defense or similar arrangement. All requests for information made pursuant to clause (a) of this Section 7.5 shall be directed to an executive officer of Rolex or Tag, as the case may be, or such Person as may be designated by either of their executive officers, as the case may be, with a copy to the General Counsel of such party, and all such information shall be governed by the terms of the Confidentiality Agreement.

Section 7.6        Publicity. The initial press release regarding this Agreement and the Merger shall be a joint press release, and Rolex and Tag shall use reasonable best efforts to develop a joint communications plan and each Party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Except in connection with the matters contemplated by Section 7.2 or in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated hereby or otherwise required by applicable Law or by obligations pursuant to rules of the NYSE, each Party hereto shall consult with each other before issuing any press release or public statement with respect to the transactions contemplated by this Agreement and shall not issue any such press release or public statement prior to such consultation. In addition to the foregoing, except to the extent disclosed in or consistent with the Joint Proxy Statement/Prospectus or the Form S-4, neither Rolex nor Tag shall issue any press release or otherwise make any public statement or disclosure concerning the other Party’s business, financial condition or results of operations, to the extent not previously disclosed, without the consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 7.7        Certain Tax Matters.

(a)        The parties acknowledge and agree that (i) for U.S. federal income tax purposes (and to the extent permitted by Law, U.S. state and local income tax purposes), (A) it is intended that the Mergers, taken together, constitute a single, integrated transaction described in Rev. Rul. 2001-46, 2001 2 C.B. 321 that qualifies as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and (B) this Agreement is intended to constitute, and is hereby adopted as, a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) and (ii) this agreement provides for “fixed consideration” within the meaning of Treasury Regulations Section 1.368-1(e)(2)(iii) (clauses (i) and (ii), the “Intended Tax Treatment”).

(b)        Each of Tag and Rolex shall, and shall cause each of their respective Subsidiaries and Affiliates to, use reasonable best efforts (i) to cause the Transaction to qualify for the Intended Tax Treatment, and (ii) not to take or fail to take, or permit any of its respective Subsidiaries or Affiliates to take or fail to take, any action which action or failure to act would reasonably be expected to prevent the Transaction from qualifying for the Intended Tax Treatment; provided, however, that taking, permitting or causing to be taken any action, or any failure to act, in each case, that is required or specifically contemplated by any other provision of this Agreement shall not constitute a breach of this Section 7.7(b). Tag shall promptly notify Rolex, and Rolex shall promptly notify Tag, in each case, if such party becomes aware of any fact or circumstance that would reasonably be likely to prevent the Transaction from qualifying for the Intended Tax Treatment.

(c)        Except as prohibited by applicable Law, the parties shall (and shall cause their Subsidiaries and Affiliates to) report and treat the Transaction for U.S. federal, state and other applicable income tax purposes consistent with the Intended Tax Treatment (and comply with all reporting and recordkeeping requirements applicable to the Transaction that are prescribed by the Code, the Treasury Regulations or forms, instructions or other publications of the Internal Revenue Service, including the recordkeeping and information-filing requirements prescribed by Treasury Regulations Section 1.368-3) and take no tax position inconsistent with reporting and treating the Transaction for U.S. federal, state and other applicable income tax purposes consistent with the Intended Tax Treatment.

(d)        Rolex and Tag shall each use reasonable best efforts to deliver to Rolex Tax Counsel or Tag Tax Counsel, as applicable, a customary tax representation letter, signed by its officer, dated as of the Closing Date (and, if requested, such other dates as reasonably requested by such counsel in connection with the Joint Proxy Statement/Prospectus), containing representations of such party, in each case as reasonably necessary and appropriate to enable Rolex Tax Counsel or Tag Tax Counsel, as applicable, to render the Rolex Tax Opinion and the Tag Tax Opinion. Rolex and Tag shall use reasonable best efforts to provide such other information as reasonably requested by Rolex Tax Counsel or Tag Tax Counsel for purposes of rendering any opinion with respect to the qualification of the Transaction as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and customary related matters.

Section 7.8        Expenses. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses; provided, that (a) the registration and filing fees and the printing and mailing costs of the Joint Proxy Statement/Prospectus and the Form S-4, and (b) any required filing fees with any Governmental Entity in connection with the transactions contemplated by this Agreement, in each of cases (a) and (b), shall be shared equally by Rolex and Tag.

Section 7.9        Indemnification; Directors’ and Officers’ Insurance.

(a)        From and after the Forward Merger Effective Time, Tag shall, and shall cause the Forward Merger Surviving Company, to the fullest extent permitted under applicable Law, indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of Rolex or its Subsidiaries or any of their respective successors or heirs or any individual serving in such capacity at Rolex’s or its Subsidiaries’ request (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action arising out of or related to such Indemnified Parties' having served in such capacity at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated by this Agreement and (ii) Actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. The Constituent Documents of the Forward Merger Surviving Company will contain provisions with respect to rights to indemnification, advancement of expenses and limitations on, or exculpation from, liabilities, for acts or omissions that are at least as favorable to the directors, officers or employees of Rolex as those contained in the Constituent Documents of Rolex as in effect on the date hereof, except to the extent prohibited by applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

(b)        In the event that no D&O Tail Policy (as defined below) is procured, for a period of six (6) years after the Forward Merger Effective Time, Tag shall, and shall cause the Forward Merger Surviving Company to, maintain Rolex's existing policies of directors' and officers' liability insurance and fiduciary liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or Tag or the Forward Merger Surviving Company may substitute therefor policies of at least the same coverage and amounts and containing other terms and conditions that, in the aggregate, are no less favorable to the directors and officers of Rolex and its Subsidiaries than the existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to Rolex not greater than 300% of the annual premium (such 300% threshold, the “Maximum Premium”) for the current directors' and officers' liability insurance policies and fiduciary liability insurance policies; provided that, if such insurance cannot be so maintained or obtained at such cost, the Forward Merger Surviving Company shall (and Tag shall cause the Forward Merger Surviving Company to), maintain policies of insurance which in Tag's good faith determination, provide the maximum coverage reasonably obtainable at an annual premium amount not in excess of the Maximum Premium. Prior to the Closing, Rolex shall, after consultation with Tag, use its reasonable best efforts to purchase (and pay in full the aggregate premium for), a six (6)-year prepaid “tail” insurance policy (the “D&O Tail Policy”) (which policy by its express terms shall survive the Merger), of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors and officers of Rolex and its Subsidiaries than Rolex’s existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies, at a premium no greater than the Maximum Premium (as defined below).

(c)        If Tag or the Forward Merger Surviving Company, or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Tag or the Forward Merger Surviving Company shall succeed to all of the obligations set forth in this Section 7.9.

(d)        Notwithstanding anything in this Section 7.9 to the contrary, in no event shall Tag be obligated to indemnify an Indemnified Party for any matters that a corporation under the DGCL would not be permitted to provide a right to indemnification to its directors or officers.

(e)        The provisions of this Section 7.9 shall survive the consummation of the Merger and are intended to be for benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives, each of which shall be a third party beneficiary of the provisions of this Section 7.9.

Section 7.10        Rolex Indebtedness; Cooperation.

(a)        Rolex shall, and shall cause its Subsidiaries to, deliver to Tag, at least five (5) Business Days prior to the Closing Date, a draft of, and on or prior to the Closing Date, an executed copy of, a customary payoff letter from the agent or lenders, as applicable under the Rolex Credit Facility, in form and substance reasonable satisfactory to Tag, (i) setting forth the amount required to pay-off in full on the Closing Date the indebtedness and other obligations outstanding under the Rolex Credit Facility and all other related loan documents (including, but not limited to, the outstanding principal, accrued and unpaid interest, and prepayment and other penalties) (the “Payoff Amount”), and (ii) setting forth the wire transfer instructions for the payment of the Payoff Amount. Rolex shall, and shall cause its Subsidiaries to, use reasonable best efforts (in each case, subject to the payment of the Payoff Amount) to deliver to Tag (or the agent or lenders, as applicable, under the Rolex Credit Facility, in the case of prepayment and termination notices) on or prior to the Closing (or on or prior to the date required under the Rolex Credit Facility, in the case of prepayment and termination notices), in form and substance reasonably satisfactory to Tag, all documents, filings, and notices required for the termination of the Rolex Credit Facility.

(b)        In the event that Tag shall seek to obtain debt financing for all or any portion of the Cash Consideration (including under or pursuant to an amendment of the Tag Credit Facility) (any such debt financing, the “Debt Financing”), Rolex shall, and shall cause the Rolex Subsidiaries and its and their respective Representatives to, use reasonable best efforts to cooperate with Tag and the Merger Subs, as may be reasonably requested by Tag, in connection with consummating such Debt Financing by one or more lenders and/or arrangers (“Debt Financing Sources”), pursuant to which Tag or its Subsidiaries would incur additional indebtedness for borrowed money effective as of the Closing in such amounts, from such lenders, and in such forms and on such terms as Tag may determine, which reasonable best efforts shall include (i) participating in a reasonable number of meetings, presentations, “road shows” and sessions with prospective Debt Financing Sources and ratings agencies, including direct contact between appropriate members of senior management of Rolex, on the one hand, and the actual and potential Debt Financing Sources, on the other hand, in each case on reasonable advance notice, (ii) prior to the conclusion of the marketing of any Debt Financing, assisting with the preparation of materials for rating agency presentations and bank information memoranda, including the delivery of customary authorization letters authorizing the distribution of information to prospective lenders and containing customary representations with respect to the presence or absence of material non-public information about Rolex and the Rolex Subsidiaries and regarding the accuracy of the information provided by, or with respect to Rolex and the Rolex Subsidiaries (“Authorization Letters”), (iii) (x) executing and delivering any pledge and security documents, other definitive financing documents or other requested certificates or documents (provided that (A) none of the foregoing documents or certificates shall be executed and/or delivered except in connection with the Closing, (B) the effectiveness thereof shall be conditioned upon, or become operative after or concurrently with, the occurrence of the Closing and (C) no liability shall be imposed on Rolex, any of its Subsidiaries or any of their respective officers or employees) and (y) facilitating the obtaining of guarantees and pledging of collateral and other matters ancillary to the Debt Financing, as may be requested by Rolex, including executing and delivering any customary guarantee, pledge and security documents or other definitive financing documents as may be reasonably requested by Rolex to facilitate any guarantee, obtaining and perfection of security interests in collateral from and after the Closing (provided that any obligations contained in such documents shall be effective no earlier than as of the Closing), (iv) as promptly as practicable after the date hereof, furnishing Tag and the Debt Financing Sources with any pertinent and customary “know-your-customer” information (including with respect to the requirements of the beneficial ownership regulation) regarding Rolex and the Rolex Subsidiaries as may be reasonably requested by Tag to the extent that such information is required in connection with the Debt Financing, and (v) reasonably cooperating with any customary due diligence process as reasonably requested by Tag or the Debt Financing Parties, including participating in a reasonable number of due diligence sessions in connection with any Debt Financing.

(c)        Notwithstanding the foregoing, nothing in Section 7.10(b) above shall require Rolex or any of its Subsidiaries to (i) take any action in respect of the Debt Financing to the extent that such action would cause any condition to the Mergers set forth in ARTICLE IX or the Closing to fail to be satisfied by the Termination Date or otherwise result in a breach of this Agreement by Rolex, (ii) take any action in respect of the Debt Financing that would conflict with or violate Rolex’s or any of its Subsidiary’s organizational documents or any applicable Law, or result in the contravention of, or violation of breach of, or default under, any Contract to which Rolex or any of its Subsidiaries is a party, (iii) take any action to the extent such action would unreasonably interfere with the business or operations of Rolex or its Subsidiaries, (iv) execute and deliver any letter, agreement, document or certificate in connection with the Debt Financing (except notices of prepayment or borrowing notices and any Authorization Letters) or take any corporation action that is not contingent on, or that would be effective prior to, the occurrence of the Closing, (v) pay any commitment fee or other fee or payment to obtain consent or incur any liability with respect to or cause or permit any Lien to be placed on any of their respective assets in connection with the Debt Financing prior to the Closing Date, (vi) provide access to or disclose information where Rolex determines that such access or disclosure would reasonably be expected to jeopardize the attorney-client privilege or contravene any applicable Law or Contract to which Rolex or any of its Subsidiaries is a party (but shall use reasonable best efforts to grant such access or provide such disclosure in a manner which would not jeopardize such privilege or contravene any such Law or Contract), (vii) subject any of Rolex’s or its Subsidiaries’ respective directors, managers, officers or employees to any actual or potential personal liability, (viii) cause the directors and managers of Rolex or any of its Subsidiaries to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained unless such directors and managers are to remain as directors and managers of Rolex and its Subsidiaries on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing, (ix) waive or amend any terms of this Agreement or any other Contract to which Rolex or its Subsidiaries is party; or (x) take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing, the definitive documents relating to the Debt Financing or any information utilized in connection therewith (in each case except following the Closing).

(d)        Tag shall promptly, upon request by Rolex, reimburse Rolex for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Rolex or any of its Subsidiaries in connection with the cooperation of Rolex and its Subsidiaries contemplated by Section 7.10(b) and shall indemnify and hold harmless Rolex, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them of any type in connection with the arrangement of any Debt Financing and any information used in connection therewith, except to the extent such losses, damages, claims, costs or expenses result from the bad faith, gross negligence or willful misconduct of Rolex, any of its Subsidiaries or their respective Representatives, or any such person’s material breach of this Agreement, and the foregoing obligations shall survive termination of this Agreement.

(e)        Notwithstanding anything to the contrary in this Agreement, for all purposes of this Agreement, Rolex’s obligations under Section 7.10(b) shall be deemed satisfied unless (A) Rolex has willfully and materially breached its obligations under Section 7.10(b), (B) such willful and material breach was the direct cause of Tag’s failure to receive all of the proceeds of the Debt Financing and (C) Tag has notified Rolex of such willful and material breach in writing a reasonably sufficient amount of time prior to the Closing to afford Rolex with a reasonable opportunity to cure such willful and material breach.

(f)        Notwithstanding anything in this Agreement to the contrary, the Parties expressly acknowledge and agree that (i) the obligations of Tag and the Merger Subs under this Agreement are not subject to any condition regarding the availability of any financing (including the Debt Financing described in Section 7.10(b) above) and (ii) the failure, for any reason, to obtain or consummate any such Debt Financing shall not affect or relieve Tag’s or the Merger Subs’ obligations to consummate the transactions contemplated by this Agreement on the terms and conditions set forth herein.

Section 7.11        Employee Matters.

(a)        Tag shall, for a period beginning at the Closing and ending on the date of Tag’s ordinary course merit- or market-based compensation increases for Tag’s fiscal year 2027, provide, or cause to be provided, to each employee of Rolex or any of its Subsidiaries as of the Closing, and who continue employment with Tag or the Surviving Corporation or any of their Affiliates immediately following the Closing (the “Continuing Employees”) with an annual base salary or hourly wage rate (as applicable) that is at least equal to the annual base salary or hourly wage rate (as applicable) provided to such Continuing Employee immediately prior to the Closing by Rolex or any Rolex Subsidiary.

(b)        Tag shall, for a period beginning at the Closing and ending on the last day of Tag’s fiscal year in which the Closing occurs, provide, or cause to be provided, to each Continuing Employee with (i) a target long-term incentive compensation opportunity (including equity incentive compensation) no less favorable, in the aggregate, to the target long-term incentive compensation opportunity (including equity incentive compensation) provided by Tag and its Subsidiaries to similarly situated employees of Tag and its Subsidiaries (provided, that Tag’s obligation to provide, or cause to be provided, such target long-term incentive compensation opportunity to a given Continuing Employee shall be reduced by the grant date fair value of such Continuing Employee’s Interim Awards), (ii) a short-term incentive compensation opportunity (other than an annual cash incentive compensation opportunity, which is addressed in Section 7.11(c)) that is no less favorable than the short-term incentive compensation opportunity provided to such Continuing Employee immediately prior to the Closing by Rolex or any Rolex Subsidiary, and (iii) employee benefits and other compensation (including severance and deferred compensation but excluding any retention bonus, retiree health or welfare plan benefit or defined benefit pension plan benefits) that are no less favorable, in the aggregate, to the employee benefits and other compensation (including severance and deferred compensation but excluding any retention bonus, retiree health or welfare plan benefits or defined benefit pension plan benefits) provided to each Continuing Employee immediately prior to the Closing by Rolex and its Subsidiaries pursuant to any Rolex Benefit Plan.

(c)        From and after the Closing, Tag shall, and shall cause its Subsidiaries (including the Surviving Corporation) to, honor, assume and continue each Rolex Benefit Plan in accordance with the terms and conditions of each Rolex Benefit Plan in effect as of immediately prior to the Closing (or any Rolex Benefit Plan entered in accordance with the terms of this Agreement following the date hereof). Without limiting the foregoing, Tag shall, and shall cause its Subsidiaries (including the Forward Merger Surviving Company) to, (i) honor, assume and continue each Rolex Benefit Plan providing annual cash incentive compensation payments in respect of Rolex’s fiscal year ending October 31, 2026 for the duration of such fiscal year (and, in so doing, shall make such adjustments to the applicable performance objectives that Tag determines, in good faith and in a manner that is consistent with Rolex’s past practice, to be necessary or appropriate to account for the costs and expenses associated with the transactions contemplated by this Agreement or any other non-recurring events that would not reasonably be expected to have affected Rolex and its Subsidiaries had the transactions contemplated by this Agreement not arisen), and (ii) provide Continuing Employees with the opportunity to participate in Tag Benefit Plans providing annual cash incentive compensation payments in respect of Tag’s fiscal year ending December 31, 2027, on terms (including target incentive opportunities) that are no less favorable than the terms applicable to similarly situated employees of Tag and its Subsidiaries; provided, that Tag shall, and shall cause its Subsidiaries (including the Forward Merger Surviving Company) to increase the amount of each Continuing Employee’s annual cash incentive compensation payment earned under the applicable plan for Tag’s fiscal year ending December 31, 2027, by 16.67% to account for the two-month period between the end of Rolex’s 2026 fiscal year and the beginning of Tag’s 2027 fiscal year.

(d)        With respect to any Tag Benefit Plan in which any Continuing Employee becomes a participant, Tag shall, and shall cause its Subsidiaries, to provide that the Continuing Employees shall receive full credit for service with Rolex or any of its Subsidiaries (including any predecessor) for all purposes, including eligibility to participate, vesting and determination of benefits, under any Tag Benefit Plan, to the same extent that such service was recognized as of the Closing Date under a comparable Rolex Benefit Plan in which the Continuing Employee participated (but not for purposes of (i) benefit accrual to the extent such credit would result in a duplication of benefits, or (ii) benefit accrual under any defined benefit pension plan).

(e)        Tag shall, and shall cause its Subsidiaries, to use their reasonable best efforts to cause its third party insurers to (i) waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Tag or any of its Subsidiaries in which the Continuing Employees (and their eligible dependents) are eligible to participate from and after the Closing Date to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods were satisfied or waived under the comparable Rolex Benefit Plan in which the Continuing Employees participated and (ii) cause any health benefit plan of Tag or its Subsidiaries in which the Continuing Employees participate after the Closing Date to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by such Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing Date occurs for purposes of satisfying deductible and co-payment limitations for such year under the relevant welfare benefit plans in which such Continuing Employee (and dependents) participates following the Closing Date.

(f)        Between the date hereof and the Effective Time, any broad-based notices or communication materials (including website postings) (i) from Rolex or its Subsidiaries to any of their respective employees or (ii) from Tag or its Subsidiaries to any of their respective employees (clauses (i) and (ii) collectively, the “Employee Communications”) regarding the compensation and benefits matters addressed in this Agreement (other than Employee Communications that are consistent with previous press releases, public disclosures or public statements made by Rolex, Tag or their respective Affiliates or with Employee Communications previously issued in accordance with this Section 7.11(f)) shall be subject to the timely prior review and comment of Rolex or Tag (as applicable) (which comments shall be considered by Rolex or Tag (as applicable) in good faith; provided, that comments are received within three (3) Business Days following the date that drafts are provided to Rolex or Tag (as applicable) or their respective advisors).

(g)        Without limiting the generality of Section 11.9, nothing in this Section 7.11 shall (i) be treated as an amendment of, or undertaking to amend, any Rolex Benefit Plan or any Tag Benefit Plan, (ii) prohibit Rolex, Tag or any of their respective Subsidiaries, including the Surviving Corporation, from amending or terminating any Rolex Benefit Plan or Tag Benefit Plan in accordance with its terms, (iii) confer upon any individual any right to continued employment or service or limit the ability of Rolex, Tag or any of their respective Subsidiaries, including the Surviving Corporation, to terminate the employment or service of any individual or (iv) confer any rights or benefits on any person other than the parties to this Agreement.

Section 7.12        Rule 16b-3. Prior to the Effective Time, Rolex and Tag each shall take all such steps as may be required to cause (a) any dispositions of Rolex Common Stock (including derivative securities with respect to Rolex Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Rolex immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act, and (b) any acquisitions of Tag Shares (including derivative securities with respect to Tag Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who may become or is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Tag at or immediately following the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.13        Notice of Certain Events. Each of Rolex and Tag shall promptly notify the other of any of the following: (a) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (c) any Actions commenced or, to the knowledge of Rolex or to the knowledge of Tag (as applicable), threatened in writing against, relating to or involving or otherwise affecting Rolex or any of its Subsidiaries or Tag or any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement; provided that a party’s good faith failure to comply with this Section 7.13 shall not constitute a breach of this Section 7.13, and shall not provide any other party the right not to effect, or the right to terminate, the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right.

Section 7.14        Transaction Litigation. Without limiting in any way the parties’ hereto obligations under Section 7.4 and other than Actions between or among the Parties hereto, each of Rolex and Tag shall promptly notify the other Party of any stockholder or shareholder demands, lawsuits, arbitration demands or other similar claims, actions or proceedings (including derivative claims) commenced against it and/or its respective directors or officers relating to this Agreement or any of the transactions contemplated hereby or any matter relating hereto (“Transaction Litigation”); provided that a Party’s good faith failure to comply with this Section 7.14 shall not constitute a breach of this Section 7.14, and shall not provide any other Party the right not to effect, or the right to terminate, the transactions contemplated by this Agreement, except to the extent that any other provision of this Agreement independently provides such right. Each of Rolex and Tag shall give the other party the opportunity to participate in the defense or settlement of any Transaction Litigation, and no such settlement shall be agreed to by either Rolex or Tag without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed. Without limiting in any way the parties’ obligations under Section 7.4, each of Rolex and Tag shall cooperate, shall cause their respective Subsidiaries to cooperate, and shall use its reasonable best efforts to cause its Representatives to cooperate, in the defense against such Transaction Litigation. For purposes of in this Section 7.14, “participate” means that each Party shall keep the other Party reasonably apprised of any material development and the proposed strategy with respect to any such Transaction Litigation and provide the other Party with copies of any proposed litigation papers at least forty-eight (48) hours prior to filing, and promptly provide all litigation papers filed in any such Transaction Litigation, and each Party may offer advice, comments or suggestions with respect to any such Transaction Litigation, which the other Party shall consider in good faith. Notwithstanding anything to the contrary in this Section 7.14, any matters relating to Dissenting Shares shall be governed by Section 3.4.

Section 7.15        State Takeover Statutes. Each of Tag, Merger Sub 1, Merger Sub 2, and Rolex shall (a) take all action necessary so that no “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions” or “business combination statute or regulation” or other similar state anti-takeover laws or regulations, or any similar provision of the Constituent Documents of Tag, Merger Sub or Rolex, as applicable, is or becomes applicable to the Merger or any of the other transactions contemplated hereby, and (b) if any such anti-takeover law, regulation or provision is or becomes applicable to the Mergers or any other transactions contemplated hereby, cooperate and grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 7.16        Dividends. Each of Rolex and Tag shall coordinate with each other on the declaration, setting of record dates, and payment dates of dividends on shares of Rolex Common Stock and Tag Shares, as applicable, subject to applicable Law and the approval of the Rolex Board and the Tag Board, as applicable, so that holders of shares of Rolex Common Stock (x) do not receive a dividend on shares of the Rolex Common Stock with a record date in the first, second, third or fourth calendar quarter and also receive a dividend on the Tag Shares received in the Merger with a record date in the same calendar quarter or (y) fail to receive a dividend on the shares of the Rolex Common Stock with a record date in the first, second, third or fourth calendar quarter and also fail to receive a dividend on the Tag Shares received in the Merger with a record date in the same calendar quarter. Without limiting the foregoing, and notwithstanding anything set forth in Section 6.1(b) to the contrary, Rolex may accelerate the record date and the payment date for any quarterly dividend in respect of shares of Rolex Common Stock that would otherwise have a record date during any calendar quarter commencing on or after January 1, 2026 in order to match the applicable record date and the payment date in respect of the quarterly dividend in respect of Tag Shares with a record date during such calendar quarter. Nothing in this Agreement shall affect the accrual of any dividends payable in respect of shares of Rolex Common Stock or Tag Shares, as applicable.

Section 7.17        Matters Relating to Merger Subs.

(a)        Immediately after the execution and delivery of this Agreement, Tag shall execute and deliver to Merger Sub 1 a written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Merger. Promptly after such execution and delivery (and in any event within 24 hours), Tag shall furnish shall a copy of such written consent to Rolex.

(b)        Tag shall take all action necessary to cause each Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 7.18        Delisting. The Parties agree to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Rolex Common Stock from the NYSE and to terminate registration under the Exchange Act; provided, that such delisting and termination shall not be effective until after the Effective Time.

ARTICLE VIII

CORPORATE GOVERNANCE MATTERS

Section 8.1        Tag Board of Directors.

(a)        Prior to the Effective Time, Tag shall take all requisite actions so that, as of immediately following the Effective Time, (i) the size of the Tag Board shall be increased to twelve (12) directors, (ii) the Tag Board shall include seven (7) members who are serving as directors of Tag immediately prior to the Effective Time (all such directors, “Legacy Tag Directors”), and (iii) the Tag Board shall include five (5) members who are serving as directors of Rolex immediately prior to the Effective Time (all such directors, “Legacy Rolex Directors” and, together with the Legacy Tag Directors, the “Legacy Directors”) who are independent (within the applicable meaning of the rules and regulations of the SEC and the NYSE) with respect to Tag that are designated by Rolex prior to the Closing and reasonably acceptable to Tag.

(b)        Except as may be agreed by two-thirds of all members of the Tag Board (including the affirmative vote of at least two Legacy Rolex Directors), Tag shall cause forty-two percent (42%) (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted by the Tag Board to the stockholders of Tag for election at each annual meeting of stockholders of Tag occurring after Closing through the 2027 annual meeting of stockholders of Tag to be Legacy Rolex Directors, and fifty-eight percent (58%) (rounded to the nearest whole number) of the Legacy Directors included on the slate of director nominees submitted to the stockholders of Tag for election at each annual meeting of stockholders of Tag occurring after Closing through the 2027 annual meeting of stockholders of Tag to be to be Legacy Tag Directors.

(c)        Except as may be agreed by two-thirds of all members of the Tag Board (including the affirmative vote of at least two Legacy Rolex Directors), during the period from the Effective Time until the Tag’s 2028 annual meeting of stockholders, Tag shall take all requisite actions so that:

(i)        the chair of the Tag Board shall be a Legacy Tag Director;

(ii)       there shall be two vice chairs of the Tag Board, one of whom shall be a Legacy Tag Director and one of whom shall be a Legacy Rolex director;

(iii)      the chair of the Governance, Nominating and Corporate Responsibility Committee of the Tag Board shall be a Legacy Tag Director;

(iv)      the chair of the Audit Committee of the Tag Board shall be a Legacy Rolex Director; and

(v)       the chair of the Compensation and Human Capital Committee of the Tag Board shall be a Legacy Rolex Director.

ARTICLE IX

CONDITIONS TO THE MERGER

Section 9.1        Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law), at or prior to the Closing, of the following conditions:

(a)        The Rolex Requisite Vote shall have been obtained.

(b)        The Tag Requisite Vote shall have been obtained.

(c)        No Order issued by any Governmental Entity of competent jurisdiction or Law prohibiting, preventing, rendering illegal or enjoining (whether temporarily or permanently) the consummation of the Merger shall be in effect.

(d)        All applicable waiting periods (and any extensions thereof) under the HSR Act relating to the transactions contemplated hereunder shall have expired or been terminated.

(e)        The Tag Shares issuable in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f)        The Form S-4 shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or be threatened by the SEC.

Section 9.2        Conditions to Rolex’s Obligation to Effect the Merger. The obligation of Rolex to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law), at or prior to the Closing, of the following conditions:

(a)        (i) Each of the representations and warranties of Tag set forth in Section 5.1 (Organization), Section 5.2(a), the first sentence of Section 5.2(b) (Capitalization), Section 5.10(b) (Absence of Certain Changes), and Section 5.21 (Requisite Vote) of this Agreement shall be true and correct in all respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date) subject, in the case of the representations and warranties in Section 5.2(a) and the first sentence of Section 5.2(b) (Capitalization) only to de minimis inaccuracies, (ii) each of the representations and warranties of Tag set forth in the second sentence of Section 5.2(b) (Capitalization) (other than the first sentence of Section 5.2(b)), Section 5.4 (Corporate Authority), Section 5.25 (Opinion of Financial Adviser), and Section 5.26 (Brokers) of this Agreement shall be true and correct in all material respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), and (iii) all other representations and warranties of Tag set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “Material Adverse Effect on Tag”, or “Tag Material Adverse Effect” or phrases of similar import set forth therein) as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Tag Material Adverse Effect.

(b)        Tag and Merger Sub 1 shall have performed in all material respects all agreements, covenants and obligations required to be performed by Tag and Merger Sub 1 under this Agreement on or prior to the Closing Date.

(c)        Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Tag Material Adverse Effect.

(d)        Rolex shall have received a certificate, signed on behalf of Tag by an executive officer of Tag, certifying as to the matters set forth in Section 9.2(a) through Section 9.2(c).

(e)        Rolex shall have received the Rolex Tax Opinion.

Section 9.3        Conditions to Tag’s and Merger Sub 1’s Obligations to Effect the Merger. The obligation of Tag and Merger Sub 1 to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable Law), at or prior to the Closing, of the following conditions:

(a)        (i) Each of the representations and warranties of Rolex set forth in Section 4.1 (Organization), Section 4.2(a), the first sentence of Section 4.2(b) (Capitalization), Section 4.10(b) (Absence of Certain Changes), and Section 4.22 (Requisite Vote) of this Agreement shall be true and correct in all respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date) subject, in the case of the representations and warranties in Section 4.2(a) and the first sentence of Section 4.2(b) (Capitalization) only to de minimis inaccuracies, (ii) each of the representations and warranties of Rolex set forth in the second sentence of Section 4.2(b) (Capitalization) (other than the first sentence of Section 4.2(b)), Section 4.4 (Corporate Authority), Section 4.21 (Takeover Statutes), Section 4.24 (Opinion of Financial Adviser), and Section 4.25 (Brokers) of this Agreement shall be true and correct in all material respects as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), and (iii) all other representations and warranties of Rolex set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality”, “Material Adverse Effect on Rolex”, or “Rolex Material Adverse Effect” or phrases of similar import set forth therein) as of the Closing as if made at and as of the Closing (except to the extent that any such representation or warranty speaks as of an earlier date, in which case such representation or warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to have, a Rolex Material Adverse Effect.

(b)        Rolex shall have performed in all material respects all agreements, covenants and obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)        Since the date of this Agreement, there shall not have been any change, state of facts, circumstance, occurrence, event or development that, individually or in the aggregate with any other change, state of facts, circumstance, occurrence, event or development, has had or would reasonably be expected to have a Rolex Material Adverse Effect.

(d)        Tag shall have received a certificate, signed on behalf of Rolex by an executive officer of Rolex, certifying as to the matters set forth in Section 9.3(a) through Section 9.3(c).

(e)        Tag shall have received the Tag Tax Opinion.

ARTICLE X

TERMINATION

Section 10.1        Termination by Mutual Consent. This Agreement may be terminated by mutual written consent of Rolex and Tag at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote.

Section 10.2        Termination by Either Rolex or Tag. This Agreement may be terminated by either Rolex or Tag at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, if:

(a)        the Effective Time shall not have occurred on or before 5:00 p.m. Eastern time by April 29, 2026 (the “Initial Termination Date”, and as may be extended pursuant to this Section 10.2(a), the “Termination Date”); provided, however, that the Initial Termination Date shall be automatically extended until 5:00 p.m. New York City time on July 29, 2026 (the “First Extended Outside Date”) if, on the Initial Termination Date, any of the conditions to Closing set forth in Section 9.1(c) (to the extent that the failure of such condition to be satisfied arises from an applicable Antitrust Law) or Section 9.1(d) shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date); provided, further, that the First Extended Termination Date shall be automatically extended until 5:00 p.m. New York City time on October 29, 2026, if, on the First Extended Outside Date, any of the conditions to Closing set forth in Section 9.1(c) (to the extent that the failure of such condition to be satisfied arises from an applicable Antitrust Law) or Section 9.1(d) shall not have been satisfied or waived and all other conditions to Closing shall have been satisfied or waived (or in the case of conditions that by their nature are to be satisfied at the Closing, shall be capable of being satisfied on such date); provided, further, that no Party may terminate this Agreement pursuant to this Section 10.2(a) if such Party’s breach of its obligations under this Agreement shall have materially contributed to or resulted in the failure of the Closing to occur by the Termination Date;

(b)        the Rolex Requisite Vote shall not have been obtained after a vote of the Rolex stockholders has been taken and completed at the Rolex Stockholders Meeting or at any adjournment or postponement thereof;

(c)        the Tag Requisite Vote shall not have been obtained after a vote of the Tag stockholders has been taken and completed at the Tag Stockholders Meeting or at any adjournment or postponement thereof; or

(d)        any Law shall have been adopted or promulgated, or any final, non-appealable Order shall have been issued, by a Governmental Entity of competent jurisdiction having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

Section 10.3        Termination by Rolex. This Agreement may be terminated by Rolex at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, if:

(a)        prior to the receipt of the Tag Requisite Vote, there shall have been a Tag Change of Recommendation;

(b)        prior to receipt of the Rolex Requisite Vote, the Rolex Board authorizes Rolex to enter into a written definitive agreement concerning a Superior Proposal in accordance and compliance with Section 7.2 (with such agreement being entered into substantially concurrently with the termination of this Agreement) (provided that concurrently with such termination, Rolex pays the Termination Fee payable pursuant to Section 10.5); or

(c)        there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Tag, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 9.2(a) or (b), unless such failure is reasonably capable of being cured and is cured by Tag within thirty (30) days following written notice from Rolex to Tag regarding such breach or inaccuracy; provided, that Rolex shall not have the right to terminate this Agreement pursuant to this Section 10.3(c) if Rolex is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.

Section 10.4        Termination by Tag. This Agreement may be terminated by Tag at any time prior to the Effective Time, whether before or after the receipt of the Rolex Requisite Vote or the Tag Requisite Vote, if:

(a)        prior to the receipt of the Rolex Requisite Vote, there shall have been a Rolex Change of Recommendation;

(b)        prior to receipt of the Tag Requisite Vote, the Tag Board authorizes Tag to enter into a written definitive agreement concerning a Superior Proposal in accordance and compliance with Section 7.2 (with such agreement being entered into substantially concurrently with the termination of this Agreement) (provided that concurrently with such termination, Tag pays the Termination Fee payable pursuant to Section 10.5); or

(c)        there shall have been a breach of any of the covenants or agreements or any inaccuracy of any of the representations or warranties set forth in this Agreement on the part of Rolex, which breach or inaccuracy, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 9.3(a) or (b), unless such failure is reasonably capable of being cured and is cured by Rolex within thirty (30) days following written notice from Tag or Rolex regarding such breach or inaccuracy; provided, that Tag shall not have the right to terminate this Agreement pursuant to this Section 10.4(c) if Tag is then in material breach of any representation, warranty, covenant or agreement contained in this Agreement.

Section 10.5        Effect of Termination and Abandonment.

(a)        In the event of termination of this Agreement pursuant to this ARTICLE X, this Agreement (other than as set forth in this Section 10.5 and Section 11.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors, officers, employees, agents, legal and financial advisors or other Representatives); provided, however, that, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any fraud or Willful Breach of this Agreement, and in each such case, such party shall be fully liable for any and all liabilities and damages that were incurred or suffered by the other parties as a result of such failure or breach (which the parties acknowledge and agree may not be limited to reimbursement of expenses or out-of-pocket costs and may include the benefit of the bargain lost by a party’s stockholders (taking into consideration all other relevant matters, including other combination opportunities and the time value of money), which may be deemed in such event to be damages of such party as determined by the trier of fact); provided, further, that a failure by any Party to consummate the transactions contemplated hereby in breach of this Agreement shall be deemed to be a Willful Breach by such Party.

(b)        In the event that this Agreement is terminated by Rolex pursuant to Section 10.3(a) or by Tag pursuant to Section 10.4(b), then Tag shall pay Rolex a fee equal to One Hundred Twenty-Eight Million Dollars ($128,000,000) (such amount, the “Termination Fee”), by wire transfer of same day funds to an account designated by Rolex, within two (2) Business Days after such termination.

(c)        In the event that this Agreement is terminated by Tag pursuant to Section 10.4(a) or by Rolex pursuant to Section 10.3(b), then Rolex shall pay Tag the Termination Fee, by wire transfer of same day funds to an account designated by Tag, within two (2) Business Days after such termination.

(d)        In the event that (i) (X) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Rolex is publicly proposed or publicly disclosed, and not publicly withdrawn at least two (2) Business Days, prior to the Rolex Stockholders Meeting and this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(b), or (Y) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Rolex is proposed or disclosed, whether or not made public, and (A) solely if the Rolex Requisite Vote shall not have been obtained, this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(a), or (B) this Agreement is terminated by Tag pursuant to Section 10.4(c), and (ii) concurrently with or within twelve (12) months after such termination, Rolex (A) consummates a transaction in respect of an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Rolex, regardless of whether such Acquisition Proposal is made prior to or after the termination of this Agreement (a “Rolex Qualifying Transaction”), or (B) enters into a definitive agreement providing for a Rolex Qualifying Transaction and later consummates such Rolex Qualifying Transaction, then Rolex shall pay Tag the Termination Fee, by wire transfer of same day funds to an account designated by Tag, within two (2) Business Days after the consummation of such Rolex Qualifying Transaction.

(e)        In the event that (i) (X) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Tag is publicly proposed or publicly disclosed, and not publicly withdrawn at least two (2) Business Days, prior to the Tag Stockholders Meeting and this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(c), or (Y) after the date of this Agreement, an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Tag is proposed or disclosed, whether or not made public, and (A) solely if the Tag Requisite Vote shall not have been obtained, this Agreement is terminated by Rolex or Tag pursuant to Section 10.2(a), or (B) this Agreement is terminated by Rolex pursuant to Section 10.3(c), and (ii) concurrently with or within twelve (12) months after such termination, Tag (A) consummates a transaction in respect of an Acquisition Proposal (substituting in the definition thereof “fifty percent (50%)” for “fifteen percent (15%)” in each place such term appears) in respect of Tag, regardless of whether such Acquisition Proposal is made prior to or after the termination of this Agreement (a “Tag Qualifying Transaction”), or (B) enters into a definitive agreement providing for a Tag Qualifying Transaction and later consummates such Tag Qualifying Transaction, then Tag shall pay Rolex the Termination Fee, by wire transfer of same day funds to an account designated by Rolex, within two (2) Business Days after the consummation of such Tag Qualifying Transaction.

(f)        Each of Rolex and Tag acknowledges that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if either Party fails to promptly pay or cause to be paid the amount due pursuant to this Section 10.5, and, in order to obtain such payment, the other Party commences a suit that results in a judgment against such Party for the payment set forth in this Section 10.5 or any portion of such payment, such Party shall pay the other Party its reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the payment at the prime rate established in The Wall Street Journal in effect on the date such payment was required to be paid, from the date on which such payment was required through the date of actual payment.

(g)        Notwithstanding anything to the contrary in this Agreement, any payments made pursuant to Section 10.5(b) through Section 10.5(e) shall constitute liquidated damages, and from and after the termination giving rise to such payment, neither Party shall have any further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under this Section 10.5. In no event shall any Party be entitled to payment under Section 10.5(b) through Section 10.5(e) on more than one occasion. Each of Rolex and Tag further acknowledge and agree that the right to receive any applicable payment set forth in this Section 10.5 shall not limit or otherwise affect Rolex’s or Tag’s right to specific performance as provided in Section 11.6(c), but for the avoidance of doubt, under no circumstances shall Rolex or Tag, as applicable, directly or indirectly, be permitted or entitled to receive both a grant of specific performance that results in the Closing, on the one hand, and the payment of any amount specified in this Section 10.5 or any other damages, on the other hand.

(h)        No termination of this Agreement shall affect the rights and obligations of the Parties under the Confidentiality Agreement, which shall survive termination of this Agreement in accordance with its terms.

ARTICLE XI

MISCELLANEOUS AND GENERAL

Section 11.1        Survival. This ARTICLE XI, together with the agreements of Rolex and Tag contained in Section 1.1 (Certain Defined Terms), Section 7.8 (Expenses), and Section 10.5 (Effect of Termination and Abandonment), shall survive the termination of this Agreement. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and the other covenants and agreements expressly referred to in this Section 11.1.

Section 11.2        Modification or Amendment. Subject to the provisions of applicable Law, and except as otherwise provided in this Agreement, this Agreement may be amended, modified or supplemented only by a written instrument executed and delivered by all of the parties hereto, whether before or after approval of the matters presented in connection with the Merger by Rolex stockholders and Tag stockholders; provided that, after any such approval, no amendment shall be made for which applicable Law or the rules of any relevant stock exchange requires further approval by such stockholders without such further approval.

Section 11.3        Waiver of Conditions. The conditions to each of the parties’ hereto obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

Section 11.4        Counterparts. This Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or e-mail shall constitute effective execution and delivery of this Agreement as to the parties and may be used in lieu of the original Agreement for all purposes. Signatures of the parties transmitted by facsimile or e-mail shall be deemed to be their original signatures for all purposes.

Section 11.5        Governing Law. This Agreement and any Action arising out of or relating to this Agreement or the transactions contemplated hereby (whether based in contract, tort, or otherwise) shall be governed and construed in accordance with the Laws of the State of Delaware, including as to validity, interpretation, enforcement and effect, without regard to any applicable conflicts of law principles of the State of Delaware to the extent that the application of the Laws of another jurisdiction would be required thereby.

Section 11.6        Jurisdiction; Enforcement; Waiver of Jury Trial.

(a)        Each of the parties irrevocably agrees that any Action arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party shall be brought and determined in the Delaware Court of Chancery; provided, that if jurisdiction is not then available in the Delaware Court of Chancery, then any Action may be brought in any other federal or state court located in the City of Wilmington, Delaware (and any applicable appellate courts) (the foregoing, collectively, the “Chosen Courts”). The parties hereby irrevocably submit to the exclusive personal jurisdiction of the Chosen Courts with respect to any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties to this Agreement hereby waive, and agree not to assert, as a defense in any such action, suit or proceeding, that it is not subject to the jurisdiction of the Chosen Courts or that such action, suit or proceeding may not be brought or is not maintainable in the Chosen Courts or that the venue thereof may not be appropriate or convenient, or that this Agreement or any such document may not be enforced in or by the Chosen Courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined exclusively in the Chosen Courts. The parties hereby consent to and grant the Chosen Courts jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 11.7 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof. A final judgment form the Chosen Courts may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)        EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 11.6.

(c)        The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions hereof were not performed in accordance with their specific terms or were otherwise breached and that any defense in any action for specific performance that a remedy at law would be adequate is hereby waived. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches hereof and to enforce specifically the terms and provisions hereof exclusively in the Chosen Courts, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. No party to this Agreement shall be required to provide any bond or other security in connection with any injunction.

Section 11.7        Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by prepaid overnight courier (providing written proof of delivery), or by confirmed facsimile transmission or electronic mail, addressed as follows:

(a)	If to Rolex, to:

REV Group, Inc.

245 South Executive Drive, Suite 100

Brookfield, WI 53005

Attn:	Steve Zamansky, Esq.
Email:	stephen.zamansky@revgroup.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Attn:	James P. Dougherty, Esq.

Evan Rosen, Esq.

Email:	james.dougherty@davispolk.com
evan.rosen@davispolk.com

(b)	If to Tag or either Merger Sub, to:

Terex Corporation

301 Merritt 7, 4th Floor

Norwalk, CT 06851

Attn:	Scott Posner, Esq.
Email:	Scott.Posner@terex.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY 10004

Attn:	Philip Richter, Esq.

Colum J. Weiden, Esq.

Email:	philip.richter@friedfrank.com

colum.weiden@friedfrank.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

Section 11.8        Entire Agreement. This Agreement (including any exhibits hereto), and the Confidentiality Agreement, dated July 30, 2025, between Rolex and Tag (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof.

Section 11.9        No Third-Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, other than: (i) with respect to the provision of Section 7.9 (Indemnification; Directors’ and Officers’ Insurance), which shall insure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof; (ii) the right of any holders of Rolex Common Stock and Rolex Stock Awards to receive the Merger Consideration, a Tag Restricted Share Award, an RSA Restricted Cash Payment a Tag RSU Award, an RSU Restricted Cash Payment, as applicable, following the Effective Time in accordance with, and subject to, the terms and conditions of this Agreement; and (iii) the right of Rolex, on behalf of the holders of Rolex Common Stock and Rolex Stock Awards (each of which are third party beneficiaries of this Agreement to the extent required for this clause (iii) to be enforceable), to pursue specific performance as set forth in Section 11.6(c), it being agreed that in no event shall any such holder be entitled to enforce any of their rights, or any of Tag’s or Merger Subs’ obligations, under this Agreement in the event of any such breach, but rather Rolex shall have the sole and exclusive right to do so, as agent for such holders.

Section 11.10        Definitions. Each of the terms set forth in Annex I is defined on the page of this Agreement set forth opposite such term.

Section 11.11        Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 11.12        Interpretation; Incorporation of Exhibits; Construction.

(a)        The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section, Schedule, Annex or Exhibit, such reference shall be to a Section of, Schedule to, Annex of or Exhibit to this Agreement unless otherwise indicated. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Schedule, Annex or Exhibit but not otherwise defined therein shall have the meaning as defined in this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “ordinary course of business” shall mean, with respect to a Person, the ordinary course of such Person’s business, consistent with past practices of such Person (including with respect to frequency and magnitude), but with such past practices being interpreted hereunder taking into account the circumstances thereof. Any agreement defined or referred to herein means such agreement as from time to time amended, modified or supplemented. Any specific law defined or referred to herein means such law as from time to time amended and to any rules or regulations promulgated thereunder. All references to any period of days shall be deemed to be the relevant number of calendar days unless otherwise specified. All references to “dollars” or “$” shall be to U.S. dollars. Any document or item will be deemed “delivered” or “made available” by a Party to the other Party within the meaning of this Agreement if such document or item is (A) with respect to Tag, posted and made available to Rolex (or its outside consultants, counsel, accountants or other advisors) not later than 6:00 p.m. New York City time on the date that is two calendar days prior to the date of this Agreement in the “Monaco” folder of the data site hosted on Datasite in connection with the transaction (the “Data Room”), or (B) with respect to Rolex, posted and made available to Tag (or its outside consultants, counsel, accountants or other advisors) not later than 6:00 p.m. New York City time on the date that is two calendar days prior to the date of this Agreement in the “Titan” folder of the Data Site.

(b)        The term “knowledge of Rolex” shall be deemed to mean the actual knowledge of the individuals set forth in Section 11.12 of the Rolex Disclosure Letter. The term “knowledge of Tag” shall be deemed to mean the actual knowledge of the individuals set forth in Section 11.12 of the Tag Disclosure Letter.

(c)        All Schedules, Annexes or Exhibits attached hereto and referred to herein are hereby incorporated herein and made part hereof for all purposes as if fully set forth herein. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, the Tag Disclosure Letter and the Rolex Disclosure Letter are “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein.

(d)        The Parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 11.13        Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, including by way of operation of law or otherwise, by any of the parties hereto without the prior written consent of the other party.

[Signature Pages Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

REV GROUP, INC.

By:	/s/ Mark Skonieczny
Name:	Mark Skonieczny
Title:	President and Chief Executive Officer

TEREX CORPORATION

By:	/s/ Simon Meester
Name:	Simon Meester
Title:	Chief Executive Officer

TAG MERGER SUB 1 INC.

By:	/s/ Scott J. Posner
Name:	Scott J. Posner
Title:	Vice President and Secretary

TAG MERGER SUB 2 LLC

By:	/s/ Scott J. Posner
Name:	Scott J. Posner
Title:	Vice President and Secretary

[Signature Page to Agreement and Plan of Merger]

ANNEX I:
Defined Terms

Page

Acquisition Proposal	66
Action	27
Affiliate	2
Agreement	1
Anti-Corruption Laws	38
Antitrust Law	2
Authorization Letters	78
Bankruptcy and Equity Exception	24
Beneficial Owner	3
Book-Entry Shares	17
Business Day	3
Cash Consideration	15
Certificate of Merger	12
Certificates	16
Chosen Courts	93
Closing	14
Closing Date	14
Code	3
Confidentiality Agreement	95
Constituent Documents	3
Contract	3
Data Privacy/Security Requirements	34
Debt Financing	78
Debt Financing Sources	78
DGCL	12
Dissenting Shares	21
DLLCA	13
Effective Time	12
Environmental Claim	36
Environmental Law	3
Environmental Permit	3
ERISA	3
ERISA Affiliate	3
Exchange Agent	16
Exchange Fund	16
Exchange Ratio	15
Expenses	3
First Extended Termination Date	88
Foreign Direct Investment Law	3
Form S-4	64

Forward Merger	13
Forward Merger Certificate of Merger	13
Forward Merger Effective Time	13
Forward Merger Surviving Company	13
Fractional Share Cash Consideration	22
GAAP	26
Governmental Entity	4
Hazardous Substances	4
HSR Act	4
Indebtedness	4
Indemnified Parties	76
Initial Termination Date	88
Intellectual Property	4
IT Assets	5
Joint Proxy Statement/Prospectus	64
Law	5
Laws	5
Legacy Directors	84
Legacy Rolex Directors	84
Legacy Tag Directors	84
Lien	24
Malicious Code	5
Material Adverse Effect	5
Maximum Premium	77
Merger	12
Merger Consideration	15
Merger Sub	1
Merger Sub 1 Common Stock	15
Merger Subs	1
Mergers	13
OFAC	38
Open Source Software	6
Order	6
Outbound Investment Rules	6
Party	6
Payoff Amount	78
Permitted Liens	6
Person	7
Personal Information	7
Privacy Laws	7
Processing	7
Prohibited Payment	37
Registered	8
Release	8
Representative	37
Rolex	1

Rolex Benefit Plan	8
Rolex Board	1
Rolex Board Recommendation	68
Rolex Change of Recommendation	68
Rolex Common Stock	15
Rolex Credit Facility	8
Rolex Disclosure Letter	22
Rolex Financial Advisor	39
Rolex Financial Statements	8
Rolex Intellectual Property	32
Rolex Intervening Event	8
Rolex IT Assets	9
Rolex Leased Real Property	39
Rolex Material Contract	34
Rolex Opinion	39
Rolex Owned Intellectual Property	9
Rolex Owned Real Property	39
Rolex Owned Software	9
Rolex Preferred Stock	23
Rolex Qualifying Transaction	91
Rolex Real Property	39
Rolex Real Property Lease	39
Rolex Real Property Leases	39
Rolex Reports	22
Rolex Requisite Vote	24
Rolex Restricted Share Award	19
Rolex RSU Award	20
Rolex Stock Awards	20
Rolex Stock Plan	9
Rolex Stockholders Meeting	70
Rolex Subsidiaries	23
Rolex Tax Counsel	9
Rolex Tax Opinion	9
RSU Restricted Cash Payment	20
RSUs	20
Sarbanes-Oxley Act	25
Securities	9
Security Plan	34
Software	9
Specified Rolex Transaction	67
Specified Tag Transaction	67
Stock Consideration	15
Subsidiary	9
Substantial Detriment	10
Superior Proposal	69
Surviving Corporation	12

Tag	1
Tag Benefit Plan	10
Tag Board	1
Tag Board Recommendation	68
Tag Change of Recommendation	68
Tag Common Stock	10
Tag Credit Facility	10
Tag Disclosure Letter	40
Tag Financial Advisor	57
Tag Financial Statements	10
Tag Intellectual Property	50
Tag Intervening Event	10
Tag IT Assets	10
Tag Leased Real Property	56
Tag Material Contract	52
Tag Opinion	57
Tag Owned Intellectual Property	11
Tag Owned Real Property	56
Tag Owned Software	11
Tag Permits	28
Tag Preferred Stock	41
Tag Qualifying Transaction	91
Tag Real Property	56
Tag Real Property Lease	56
Tag Real Property Leases	56
Tag Reports	40
Tag Requisite Vote	42
Tag Restricted Share Award	19
Tag RSU Award	20
Tag Share Issuance	1
Tag Share Price	11
Tag Shares	11
Tag Stock Awards	20
Tag Stock Plans	11
Tag Stockholders Meeting	70
Tag Subsidiaries	41
Tag Tax Counsel	11
Tag Tax Opinion	11
Tax	11
Tax Return	11
Taxes	11
Taxing Authority	12
Termination Date	88
Termination Fee	90
Transaction	12
Transaction Litigation	83
Treasury Regulations	2
Willful Breach	12